PCC Precision Castparts Corp.

Notice of 2008 Annual Meeting of Shareholders and Proxy Statement

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2008 Annual Report to Shareholders

Company Profile

Precision Castparts Corp. (PCC, or the Company), a worldwide manufacturer of complex metal components and products, provides high-quality investment castings, forgings, and fasteners/fastener systems for critical aerospace and power generation applications. The Company also provides:

- High-performance, nickel- and cobalt-based alloys engineered for optimum heat resistance, high-temperature corrosion resistance, toughness, and strength, available in a full range of mill forms, including billet, ingot, tubing, sheet, strip, foil, plate, bar, rod, extruded shapes, rod-in-coil, wire, and welding consumables;
- Specialty alloys, waxes, and metal processing solutions for the investment casting industry;
- Investment castings and forgings for general industrial, automotive, armament, medical, and other applications;
- Fasteners for automotive and general industrial markets;
- Low-pressure, gravity-independent sewage collection systems for residential installation;
- Utility systems for the protection and performance optimization of electric power generation equipment;
- Metal-injection-molded and Thixoformed™ parts for automotive and other markets;
- Refiner plates, screen cylinders, and other products for the pulp and paper industry; and
- Metalworking tools for the fastener market and other applications.

PCC is distinguished by preeminent leadership in the markets it serves, the high degree of proprietary technology and technical expertise inherent in its product lines, outstanding management of complex manufacturing processes, and close attention to the creation of shareholder value. The Company continues to invest in the growth of its core and derivative businesses by expanding market share and creating new market opportunities, while seeking appropriate acquisitions through which this growth may be enhanced.

PRECISION CASTPARTS CORP.

4650 SW Macadam, Suite 400
Portland, Oregon 97239

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

August 12, 2008

You are invited to attend the Annual Meeting of Shareholders of Precision Castparts Corp. The meeting will be held on Tuesday, August 12, 2008 at 1:00 p.m., Pacific Time, in the Bella Vista Room of the Aquariva Restaurant, 0470 SW Hamilton Court, Portland, Oregon. The meeting will be held for the following purposes:

1. To elect as directors the two nominees named in the attached proxy statement, each to serve a three-year term;
2. To approve the 2008 Employee Stock Purchase Plan;
3. To approve proposed amendments to the 2001 Stock Incentive Plan;
4. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending March 29, 2009; and
5. To conduct any other business that is properly raised before the meeting.

Only shareholders of record at the close of business on June 19, 2008 will be able to vote at the meeting.

Your vote is important. Please submit a proxy through the internet or, if this proxy statement was mailed to you, by completing, signing and dating the enclosed proxy card and returning it promptly in the enclosed reply envelope. **If you plan to attend the meeting, please mark the appropriate box on the proxy so the Company can prepare an accurate admission list**. If you attend the meeting and prefer to vote in person, you will be able to do so.

By Order of the Board of Directors,

/s/ ROGER A. COOKE

Roger A. Cooke
Secretary

Portland, Oregon
July 1, 2008

PRECISION CASTPARTS CORP.

4650 SW Macadam, Suite 400
Portland, Oregon 97239

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS

The Board of Directors of Precision Castparts Corp. (the "Company" or "PCC") solicits your proxy in the form enclosed with this proxy statement. The proxy will be used at the 2008 Annual Meeting of Shareholders, which will be held on Tuesday, August 12, 2008 at 1:00 p.m., Pacific Time, in the Bella Vista Room of the Aquariva Restaurant, 0470 SW Hamilton Court, Portland, Oregon. The proxy may also be used at any adjournment of the meeting. You may submit your proxy to us by mail using the enclosed proxy form. The Company intends to mail a printed copy of this proxy statement and the enclosed proxy form and voting instructions to certain shareholders of record on or about July 1, 2008. All other shareholders will receive a Notice Regarding the Availability of Proxy Materials, which will be mailed on or about July 1, 2008.

Shareholders of record at the close of business on June 19, 2008 are entitled to notice of and to vote at the meeting or any adjournment thereof. The Company's outstanding voting securities on June 19, 2008 consisted of 139,342,111 shares of common stock, each of which is entitled to one vote on all matters to be presented at the meeting. The common stock does not have cumulative voting rights.

If you have properly submitted your proxy and have not revoked it prior to the Annual Meeting, we will vote your shares according to your instructions on the proxy. If you do not provide any instructions, we will vote your shares: (a) for the nominees listed in Proposal 1; (b) for the approval of Proposal 2; (c) for the approval of Proposal 3; (d) for the approval of Proposal 4; and (e) in accordance with the recommendations of the Company's management on other business that properly comes before the meeting or matters incident to the conduct of the meeting. If you properly submit your proxy but attend the meeting and choose to vote personally, our ability to exercise the proxy will be suspended. You also may revoke your proxy by notifying Roger A. Cooke, the Secretary of the Company, in writing at the address listed above prior to our exercise of the proxy at the Annual Meeting or any adjournment of the meeting.

PROPOSAL 1: ELECTION OF DIRECTORS

We Recommend a Vote "For" All Nominees

The Board of Directors presently consists of nine directors. It is expected that current director Dean T. DuCray will retire as a director in connection with the 2008 Annual Meeting. As required by the Company's bylaws, the Board of Directors is divided into three classes. The term of office for one of the classes expires each year. This year, the term of Mr. Graber will expire and he is a nominee for reelection. Mr. Graber was last elected by the shareholders at the 2005 Annual Meeting. If elected, the term of Mr. Graber will expire in 2011. In addition, Mr. Lyles is nominated for reelection. Mr. Lyles was elected by the Board of Directors to fill a vacancy on May 21, 2008. If elected, the term of Mr. Lyles will expire in 2011.

The following table provides the name, age, principal occupation and other directorships of each nominee and continuing director, the year in which he became a director of the Company and the year in which his term expires. Except as otherwise noted, each has held his principal occupation for at least five years.

If a quorum of shares is present at the meeting, the two nominees for director who receive the greatest number of votes cast at the meeting will be elected directors. We will treat abstentions and broker nonvotes as shares present but not voting.

Name, Age, Principal Occupation and Other Directorships	Director Since	Term Expires
Nominees		
Don R. Graber—64	1995	2008
President and Chief Executive Officer of Colleton Enterprises LLC, a private consulting and investment company located in Dayton, Ohio, since March 2005. From 1997 to 2004, Chairman, President and Chief Executive Officer of Huffy Corporation, a manufacturer of wheeled products; retired from Huffy in January 2004. Mr. Graber was previously President of Worldwide Household Products Group, The Black & Decker Corporation. In October 2004, Huffy Corporation filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code.		
Gen. Lester L. Lyles (Ret.)—61	2008	2008
Independent consultant since 2003. Prior to that, Mr. Lyles served in the U.S. Air Force for over 35 years, most recently as Commander of the U.S. Air Force Materiel Command from 2000 to 2003. Mr. Lyles is also a director of General Dynamics Corporation, KBR, Inc. and The Dayton Power and Light Company.		
Directors Whose Terms Continue		
Peter R. Bridenbaugh—67	1995	2010
President of P. Bridenbaugh, Inc., an organization providing consulting services; until retiring in January 1998, Executive Vice President—Automotive, Aluminum Co. of America, an integrated producer of aluminum and other products for the aerospace, automotive, building and construction, and commercial and industrial markets; from 1993 to 1996, Executive Vice President and Chief Technical Officer, Aluminum Co. of America.		
Mark Donegan—51	2001	2009
Chairman and Chief Executive Officer of the Company. Mr. Donegan came to PCC from General Electric Company in 1985. He held numerous management positions with the Company before becoming Chairman. Prior to assuming his current responsibilities, Mr. Donegan was President of the Company and was elected to the position of Chairman following the Annual Meeting of Shareholders in August 2003. Mr. Donegan is also a member of the board of directors of Rockwell Collins, Inc.		

Name, Age, Principal Occupation and Other Directorships	Director Since	Term Expires
Directors Whose Terms Continue		
Daniel J. Murphy—59 Chief Executive Officer of Alliant Techsystems Inc. ("ATK"), a supplier of aerospace and defense products and ammunition, since 2003, and Chairman of ATK since April 2005; from 2002 to 2003, Group Vice President, ATK Precision Systems Group.	2007	2010
Vernon E. Oechsle—65 Retired; until May 2001, Chairman and Chief Executive Officer of Quanex Corporation, a manufacturer of steel bars, aluminum shapes and steel tubes and pipes.	1996	2009
Steven G. Rothmeier—61 Chairman and Chief Executive Officer of Great Northern Capital, a private investment and merchant banking firm, since March 1993. Mr. Rothmeier is also a director of Waste Management, Inc., Great Northern Asset Management and ArvinMeritor, Inc.	1994	2010
Rick Schmidt—58 Executive Vice President and Chief Financial Officer of Spirit AeroSystems Holdings, Inc., a designer and manufacturer of aerostructures, since August 2005; from October 2000 until August 2005, Executive Vice President and Chief Financial Officer of Goodrich Corporation, a supplier of products and services to the commercial and general aviation airplane markets and the global defense and space markets.	2007	2009

Board of Directors and Committee Meetings

Under Oregon law, PCC is managed under the direction of the Board of Directors. The Board establishes broad corporate policies and authorizes various types of transactions, but it is not involved in day-to-day operational details. During fiscal 2008, the Board held 4 regular meetings. PCC encourages but does not require members of the Board to attend the Annual Meeting. Last year, all members attended the Annual Meeting.

The Board has three standing committees. The table below shows the number of committee meetings conducted in fiscal 2008 and the directors who currently serve on these committees. The functions of the committees are described in subsequent sections.

	Board Committees		
Director	Audit	Compensation	Nominating & Corporate Governance
Mr. Bridenbaugh			X
Mr. Donegan			
Mr. DuCray	X (Chair)		
Mr. Graber		X	X (Chair)
Mr. Lyles	X		
Mr. Oechsle	X	X	
Mr. Murphy			X
Mr. Rothmeier		X (Chair)	
Mr. Schmidt	X		
2008 Meetings	8	4	4

During fiscal 2008, no director attended fewer than 75% of the aggregate of the total number of meetings of the Board during the period for which he was a director and the total number of meetings held by all committees on which and during the period that he served.

Director Compensation

Non-employee directors received the following fees for fiscal 2008 to the extent applicable to the individual director: (i) an annual cash retainer of $60,000 for board service; (ii) an annual cash retainer of $10,000 for service on the audit committee and an annual cash retainer of $5,000 for service on a committee other than the audit committee; and (iii) a $10,000 annual fee for service as chair of the audit committee and a $5,000 annual fee for service as chair of a committee other than the audit committee. The cash fees are payable in quarterly increments in arrears subject to deferral elections. In addition, each non-employee director who was a director immediately following the Company's 2007 Annual Meeting received a deferred stock unit award with a value of $100,000. These awards vest ratably over three years and are payable in shares of Company common stock on cessation of Board service. In May 2008 the award agreements covering Mr. DuCray's deferred stock units were amended to provide that all outstanding but unvested deferred stock units held by him will become immediately vested if Mr. DuCray terminates Board service in connection with the 2008 Annual Meeting.

The Board believes that in order to better align the interests of individual Board members with those of the Company's shareholders it is important for Board members to own Company common stock. Accordingly, all Board members are required to own stock, deferred stock units or other equivalents equal to three times their annual retainer within four years of joining the Board. All directors have met their stock ownership guidelines in accordance with the implementation schedule.

The Company maintains an unfunded Non-Employee Director Deferred Compensation Plan (the "NDDC"). The NDDC allows participants to elect to defer directors' fees and credit the amounts to an account under the NDDC. There is not a minimum or maximum deferral limit. Investment results are determined by performance options selected by the participant, which include a prime rate plus 2% option, a phantom stock fund, and certain other mutual funds and pooled investment vehicles specified in the NDDC. Participants may select performance options and change an existing selection on any business day, except for selections made with respect to the phantom stock fund. One time each calendar year, a participant who is currently serving on the Board may change his or her performance option selection for previously deferred compensation to select the phantom stock fund performance option. NDDC benefits are ordinarily paid pursuant to the time of payment election made by the participant prior to earning the compensation or at termination of Board service. The form of payment is either a cash lump sum, installments from 2 to 20 years, or in shares of Company common stock (available only with respect to the phantom stock fund performance option).

The following table shows compensation earned by the non-employee directors of the Company in fiscal 2008.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	Total ($)
Peter R. Bridenbaugh	$65,000	$68,746	$2,123	$	$135,869
Dean T. DuCray	80,000	68,746	2,123		150,869
Don R. Graber	75,000	68,746	2,123	1,153	147,022
Lester L. Lyles					—
Daniel J. Murphy	65,000	40,733		52	105,785
Vernon E. Oechsle	75,000	68,746	2,123	1,509	147,378
Byron O. Pond, Jr.	32,500	40,736	2,123		75,359
Steven G. Rothmeier	70,000	68,746	2,123		140,869
Rick Schmidt	70,000	40,733			110,733
J. Frank Travis	35,000	40,736	2,123	2,258	80,117

(1) Represents the amount of compensation expense recognized under FAS 123R with respect to deferred stock units granted in fiscal 2008 and prior years. Compensation expense is equal to the value of the shares of common stock issuable under the deferred stock units based on the closing market price of the Company's common stock on the grant date, and is recognized over the three-year vesting period. Immediately following the 2007 Annual Meeting on August 14, 2007, each non-employee director was awarded 788.6435 deferred stock units with an aggregate grant date fair value of $100,000. Messrs. Pond and Travis retired in connection with the 2007 Annual Meeting and therefore did not receive this deferred stock unit award. As of March 30, 2008, non-employee directors held the following numbers of deferred stock units: each of Messrs. Bridenbaugh, DuCray, Graber, Oechsle and Rothmeier, 4,603.7298 deferred stock units; and each of Messrs. Murphy and Schmidt, 788.6435 deferred stock units. Mr. Lyles will be eligible to receive a deferred stock unit award for the first time immediately following the Company's 2008 Annual Meeting.

(2) Represents the amount of compensation expense recognized under FAS 123R with respect to options granted in prior years, disregarding estimated forfeitures. Compensation expense is equal to the grant date fair value of the options estimated using the Black-Scholes option pricing model, and is recognized ratably over the four-year vesting period. The assumptions made in determining the grant date fair values of options under FAS 123R are disclosed under the caption "Stock-based compensation" in Note 1 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended March 30, 2008. The award of stock options as an element of nonemployee director compensation was discontinued in 2004. As of March 30, 2008, non-employee directors held outstanding options for the following numbers of shares of common stock: Mr. Graber, 22,000 shares; Mr. Oechsle, 14,000 shares; Mr. Rothmeier, 22,000 shares; and each of Messrs. Bridenbaugh, DuCray, Lyles, Murphy and Schmidt, 0 shares.

(3) All amounts represent above-market earnings credited to the prime rate plus 2% performance option under the non-qualified deferred compensation plan accounts of the applicable directors.

Corporate Governance

PCC maintains a corporate governance page on its website that includes key information about its corporate governance initiatives, including PCC's Corporate Governance Guidelines, its Code of Conduct and the charters for the Audit, Nominating & Corporate Governance and Compensation Committees of the Board of Directors. The corporate governance page can be found at *www.precast.com*, by clicking on "PCC Corporate Center" and then "Corporate Governance." These corporate governance documents are also available in print to any shareholder who requests them. Such requests should be sent to Mr. Roger A. Cooke, Secretary, Precision Castparts Corp., 4650 SW Macadam Avenue, Ste. 400, Portland, OR 97239-4262.

PCC's policies and practices reflect corporate governance initiatives that are compliant with SEC rules, the listing requirements of the New York Stock Exchange (NYSE) and the corporate governance requirements of the Sarbanes-Oxley Act of 2002, including:

- The Board of Directors has adopted corporate governance policies;
- A majority of the Board members are independent of PCC and its management;
- All members of the Board committees are independent;
- The non-management members of the Board of Directors meet regularly without the presence of management;
- PCC has a code of conduct and a financial code of professional conduct that also apply to all of its officers; and
- PCC's Audit Committee has procedures in place for the anonymous submission of employee complaints on accounting, internal controls or auditing matters that are incorporated into a web-based and telephonic reporting program available to all employees.

Director Independence

No member of the Board is considered independent unless the Board of Directors affirmatively determines that the member has no material relationship with PCC or any of its subsidiaries (either directly or as a partner, shareholder or officer of an entity that has a relationship with PCC or any of its subsidiaries). The Board of Directors has adopted director independence standards to assist it in determining the independence of its members. These standards are not available on the Company's website. The director independence standards are consistent with the NYSE "independent director" listing standards and provide that a director will not be deemed to be "independent" if:

Currently or within the preceding three years:

1. The director was employed by PCC or any of its subsidiaries;

2. An immediate family member of the director was employed by PCC or any of its subsidiaries as an executive officer;

3. The director, or an immediate family member of the director, received during any twelve-month period more than $100,000 in direct compensation from PCC or any of its subsidiaries, other than director and committee fees and pensions or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service);

4. The director, or an immediate family member of the director, was a partner or employee of a firm that is PCC's internal or external auditor and personally worked on PCC's audit;

5. The director or an immediate family member of the director was employed as an executive officer of another company on whose compensation committee any of PCC's current executive officers at the same time served; or

6. The director was an employee of a company that made payments to, or received payments from, PCC or any of its subsidiaries for property or services in an amount which, in any fiscal year, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues; or

Currently:

1. The director is an employee of PCC's internal or external auditor;

2. The director or an immediate family member of the director is a partner of PCC's internal or external auditor;

3. An immediate family member of the director is an employee of PCC's internal or external auditor and that person participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or

4. An immediate family member of the director is an executive officer of a company that has made payments to, or received payments from, PCC or any of its subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeded the greater of $1 million or 2% of such other company's consolidated gross revenues.

An "immediate family member" includes a director's spouse, parents, stepparents, children, stepchildren, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in law and anyone (other than tenants or employees) who shares the director's home.

The Board has reviewed the relationships between each of the directors and PCC and its subsidiaries and has determined that Messrs. Bridenbaugh, DuCray, Graber, Lyles, Murphy, Oechsle, Rothmeier and Schmidt are independent under the NYSE corporate governance listing standards and PCC's director independence standards and have no material relationships with PCC or its subsidiaries (other than being a director or shareholder of PCC). Mr. Donegan is not an independent director because he is an executive officer of PCC.

Meetings of the non-management directors are conducted under the direction of a non-management director who is chosen on a rotating basis in advance of each meeting. This director develops the agenda of matters he wishes the non-management directors to consider at their regularly scheduled meetings.

Shareholder Communications

Shareholders and other interested parties may communicate with the non-management directors by written inquiries sent to Precision Castparts Corp., Attention: Non-Management Directors, 4650 SW Macadam Avenue, Ste. 400, Portland, Oregon 97239-4262. PCC's General Counsel will review these inquiries or communications. Communications other than advertising or promotions of a product or service will be forwarded to the presiding non-management Board member. Shareholders and other interested parties may send communications to the Board of Directors or to specified individual directors using the same procedures.

Nominating & Corporate Governance Committee

The Nominating & Corporate Governance Committee of the Board operates pursuant to a charter and is responsible for, among other things: recommending the size of the Board within the boundaries imposed by the Company's bylaws; recommending selection criteria for nominees for election or appointment to the Board; conducting independent searches for qualified nominees and screening the qualifications of candidates recommended by others; recommending to the Board for its consideration one or more nominees for appointment to fill vacancies on the Board as they occur and the slate of nominees for election at the Annual Meeting; and reviewing and making recommendations to the Board with respect to corporate governance.

When assessing a director candidate's qualifications, the Nominating & Corporate Governance Committee will consider, among other factors and irrespective of whether the candidate was identified by the Nominating &

Corporate Governance Committee or recommended by a shareholder, an analysis of the candidate's qualification as independent as well as the candidate's integrity and moral responsibility, experience at the policy-making level, ability to work constructively with the Chief Executive Officer and other members of the Board, capacity to evaluate strategy, availability of and willingness to devote time to the Company, and awareness of the social, political and economic environment. From time to time the Nominating & Corporate Governance Committee uses a third-party executive search firm to identify candidates, review potentially eligible candidates and conduct background and reference checks and interviews with the candidates and others.

The Nominating & Corporate Governance Committee will consider qualified candidates for director properly submitted by a shareholder of the Company. Shareholders who wish to submit names to the Nominating & Corporate Governance Committee for consideration at the 2009 Annual Meeting of Shareholders should do so in writing between May 28, 2009 and June 22, 2009, addressed to the Nominating & Corporate Governance Committee, Precision Castparts Corp., 4650 SW Macadam Avenue, Ste. 400, Portland, Oregon 97239-4262, setting forth (a) as to each nominee whom the shareholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the number of shares of common stock of the Company beneficially owned by the nominee and (iv) any other information concerning the nominee that would be required, under the rules of the Securities and Exchange Commission, in a proxy statement soliciting proxies for the election of such nominee; and (b) as to the shareholder giving the notice, (i) the name and record address of the shareholder and (ii) the number of shares of common stock of the Company beneficially owned by the shareholder.

Compensation Committee

The Compensation Committee of the Board operates pursuant to a charter and is responsible for, among other things, determining the compensation to be paid to the Chief Executive Officer and to each of the other executive officers of the Company and developing the Company's executive compensation policies and program. The Committee may not delegate this authority. The Compensation Committee Report appears on page 17. Additional information on the committee's consideration and determination of executive officer compensation is provided in the Compensation Discussion and Analysis below.

Audit Committee

The Audit Committee of the Board operates pursuant to a charter and is responsible for, among other things, the appointment of the independent auditors for the Company; reviewing with the auditors the plan and scope of the audit and approving audit fees; monitoring the adequacy of reporting and internal controls; and meeting periodically with the internal and independent auditors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

Consistent with the rules of the NYSE, all members of the Audit Committee are independent and financially literate. The Board of Directors has determined that Messrs. DuCray, Oechsle and Schmidt are audit committee financial experts as defined by the Securities and Exchange Commission.

Report of the Audit Committee

The Audit Committee reports as follows:

- The Audit Committee reviewed the Company's audited financial statements and discussed them with management. Management represented to the Audit Committee that the Company's audited consolidated financial statements were prepared in accordance with generally accepted accounting principles. The Audit Committee also reviewed and discussed the audited consolidated financial information with management and Deloitte & Touche LLP, the Company's independent auditors for fiscal 2008, including a discussion of the quality, and not just the acceptability, of the accounting principles and the reasonableness of significant judgments. The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations and the overall quality of the Company's financial reporting.
- The Audit Committee discussed with the independent auditors matters required to be discussed by SAS No. 61 (Communication with Audit Committees), as amended or superseded.
- The Audit Committee received from the independent auditors the written disclosures and the letter regarding the audit firm's independence as required by Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees). The Audit Committee discussed with the independent auditors the audit firm's independence from the Company and its management.
- Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 30, 2008.

The Audit Committee also has appointed Deloitte & Touche LLP to be the Company's independent auditors for fiscal 2009, subject to shareholder ratification.

Dean T. DuCray, Chairman
Vernon E. Oechsle
Rick Schmidt
Lester L. Lyles

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table, which was prepared on the basis of information furnished by the persons described, shows ownership of the Company's common stock as of May 1, 2008 by the Chief Executive Officer, by the Chief Financial Officer, by each of the other three most highly compensated executive officers, by each director and by the directors and executive officers of the Company as a group. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. The beneficial ownership of each director and executive officer is less than 1% of the outstanding shares.

Name	Number of Shares Beneficially Owned (excluding shares subject to options)(1)(2)	Options Exercisable Within 60 Days	Total
Christopher L. Ayers	40,032	36,991	77,023
Peter R. Bridenbaugh	15,665	—	15,665
Roger A. Cooke	75,227(3)	73,626	148,853
Mark Donegan	226,258	315,000	541,258
Dean T. DuCray	41,498(4)	—	41,498
Don R. Graber	9,420	22,000	31,420
Steven G. Hackett	28,505	—	28,505
William D. Larsson	64,000	—	64,000
Lester L. Lyles	—	—	—
Daniel J. Murphy	—	—	—
Vernon E. Oechsle	10,898	14,000	24,898
Steven G. Rothmeier	22,898	22,000	44,898
Rick Schmidt	—	—	—
All directors and executive officers as a group (23 persons)	699,985	715,933	1,415,918

(1) Includes the following number of phantom stock units under the Non-Employee Director Deferred Compensation Plan: Mr. Bridenbaugh, 8,766.334; and Mr. Graber, 4,513.199.

(2) Includes the following number of vested deferred stock units: each of Messrs. Bridenbaugh, DuCray, Graber, Oechsle and Rothmeier, 2,898.2905.

(3) Includes 3,000 shares owned by children of Mr. Cooke.

(4) Includes 1,600 shares held in trust for children of Mr. DuCray.

COMPENSATION OF EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis presents information about the compensation of the Company's executive officers, including the executives listed in the Summary Compensation Table on page 18 (the "NEOs"). Pursuant to authority delegated by the Board of Directors, the Compensation Committee (the "Committee") determines the compensation to be paid to the Chief Executive Officer and each of the other executive officers of the Company. The Committee also is responsible for developing the Company's executive compensation policies and program.

The Committee directly retains the services of a consulting firm, Hewitt Associates ("Hewitt"). The Committee has retained Hewitt in this capacity since 2003. In fiscal 2008, Hewitt provided the report that is described in the "Base Salaries" section of this Compensation Discussion and Analysis. Hewitt did not make any other recommendations to the Committee in fiscal 2008 regarding the form or amount of executive compensation.

The Chief Executive Officer makes recommendations to the Committee regarding executive officer compensation and attended each Committee meeting in fiscal 2008.

Objectives and Elements of Executive Compensation Program

The Company's executive compensation program is designed to:

- Attract and retain key executives who are important to the long-term success of the Company (the "Retention Objective"); and
- Provide incentives for the Company's executive officers to achieve high levels of job performance and enhance shareholder value (the "Performance Objective").

In order to achieve these objectives, the Committee has selected the following elements to be included in the Company's compensation program for executive officers:

- Base salary
- Annual performance-based cash bonuses
- Stock options
- Retirement plans, deferred compensation and perquisites
- Change in control severance benefits

The Company's executive compensation program implements the Retention Objective by offering base pay, incentives and benefits that are competitive with that provided to executive officers of companies with which the Company competes for executive talent.

The Company's compensation program for executive officers implements the Performance Objective by rewarding executive officers for the achievement of the Company's annual performance targets and the realization of long-term increases in the price of the Company's stock.

Please see the sections below for more information about the Company's implementation of the Retention and Performance Objectives.

Base Salaries, Annual Performance-Based Cash Bonuses and Stock Options

Base Salaries. The Committee sets for each of the Company's executive officers a base salary that is normally between the 50th and 75th percentiles of the base salaries established for similarly situated executive officers of general industry companies of approximately the Company's revenue size. The Committee establishes base salaries for executive officers each February that are effective as of January 1. The Committee identifies a 50th to 75th percentile base salary range for each executive officer based upon an annual report provided by Hewitt with prior year salary data trended forward at a 4% rate. The most recent report provided by Hewitt interpreted survey data from 68 general industry companies in Hewitt's database with annual revenues between $4 billion and $12 billion. The companies in this annual survey are referred to in this Compensation Discussion and Analysis as the "Survey Companies." The Company's fiscal 2008 revenue was approximately $7 billion. For each Company executive officer who is an operating unit President, including Messrs. Ayers and Hackett, the market survey data was regressed based on projected sales to adjust for the size of the applicable Company operating unit. For each NEO other than Mr. Donegan, the Committee established, based on Mr. Donegan's recommendation, a base salary for calendar 2008 that was approximately at the 50th percentile of the survey data. The Committee set the calendar 2008 base salary for the Chief Executive Officer following the Committee's review of Mr. Donegan's performance and the compensation information from the Survey Companies. In view of the Company's recent performance and the effectiveness of Mr. Donegan's continuing leadership, the Committee established a base salary for Mr. Donegan for calendar 2008 that represented an 8.7% increase above his prior base salary and was slightly above the 75th percentile of the Survey Companies.

Performance-Based Cash Bonuses. The Company utilizes annual performance-based cash bonuses to motivate and reward executive officers for the achievement of Company or operating unit annual performance targets. The performance criteria applicable to each NEO differ based on the portion of the Company's operations for which the NEO is responsible. Target bonus levels as a percentage of fiscal year-end base salary are pre-determined based on NEOs' positions with the Company, and these position-based target bonus percentages have not been changed in several years. No bonus is payable under any of the Company's bonus plans if the performance result is less than 80% of targeted performance, and bonus results are not subject to a maximum level of performance. All performance criteria under the Company's bonus plans are adjusted to eliminate the effects of unplanned acquisitions, accounting changes, the difference between planned and actual currency exchange rates, and restructuring and asset impairment charges (referred to below as the "Standard Adjustments"). The Company's bonus programs also allow the Chief Executive Officer to recommend, and the Committee to award, additional discretionary bonuses to employees, including executive officers, based on outstanding individual performance. Discretionary bonuses, if any, are awarded at the May Committee meeting following the end of the applicable fiscal year. Additional information regarding the 2008 bonus plans applicable to the NEOs is presented below.

Mark Donegan, William Larsson and Roger Cooke. The performance criteria from the Corporate bonus plan are applicable to Messrs. Donegan, Larsson and Cooke, who are the Company's Chief Executive Officer, Chief Financial Officer and General Counsel, respectively. The target bonus payouts for fiscal 2008 as a percentage of fiscal year-end salary were 100% for Mr. Donegan, 90% for Mr. Larsson and 75% for Mr. Cooke. The threshold bonus payout for each of them, which is payable upon achievement of 80% of targeted Corporate performance, was 30% of the target bonus payout. The bonuses for Messrs. Donegan, Larsson and Cooke were based on achievement with respect to two performance criteria for the Company as set forth in the table below.

Performance Criteria	Weighting (% of target bonus subject to each criteria)	Performance for 30% Threshold Bonus Payout	Performance for 100% Target Bonus Payout	Performance for Above-Target Payout Levels
Earnings per Share*	75%	$4.59*	$5.74*	105% of targeted performance results in 110% bonus payout and each additional percentage point over 105% of target results in a 4 percentage point increase in bonus payout
Return on Net Assets**	25%	44.6%	55.8%	

* Net income per share (diluted) after application of the Standard Adjustments.

** Return on Net Assets equals (i) net income as adjusted to eliminate LIFO expense/benefit, amortization of intangibles, interest expense and minority interest, and to apply the Standard Adjustments, divided by (ii) the average of net assets employed at the beginning and end of the fiscal year, with net assets as of any date being equal to total assets less cash and marketable securities, LIFO reserve, goodwill, intangibles and non-interest-bearing liabilities, as adjusted by the Standard Adjustments.

In fiscal 2008 the Company achieved earnings per share of $6.65 and a return on net assets of 60.8%, in each case as calculated under the bonus plan including application of the Standard Adjustments. This performance resulted in Messrs. Donegan, Larsson and Cooke receiving actual bonuses for fiscal 2008 equal to approximately 147% of their target bonuses. Mr. Larsson also received an additional discretionary bonus of $15,000 for outstanding individual performance.

Christopher Ayers. Mr. Ayers is responsible for the Company's Forged Products segment, and his bonus for fiscal 2008 was split equally between the performances of the two businesses (Wyman-Gordon and Special Metals) that comprise the segment. The specific performance criteria under the bonus plans for these two businesses are detailed below. The target bonus payout for fiscal 2008 for Mr. Ayers was 90% of base salary, and the threshold bonus payout (payable if 80% of targeted performance was achieved under both plans) was 60% of his target bonus payout. His bonus was based on achievement with respect to two performance criteria as set forth in the table below, which for illustrative purposes provides an aggregate description of the performance levels under the two bonus plans for the Forged Products segment.

Performance Criteria	Weighting (% of target bonus subject to each criteria)	Performance for 60% Threshold Bonus Payout	Performance for 100% Target Bonus Payout	Performance for Above - Target Payout Levels
Operating Income*	57.5%	$485.8 million	$607.3 million	For each incremental percentage point above targeted performance, 3 percentage point increase in bonus payout under operating working capital percentage criteria of Wyman-Gordon bonus plan and 2 percentage point increase in bonus payout under operating income criteria of Wyman-Gordon bonus plan and under each criteria of Special Metals bonus plan
Operating Working Capital Percentage**	42.5%	28.7%	23.9%	

* Operating income under the Wyman-Gordon bonus plan is weighted 50% and equals operating income after application of the Standard Adjustments. Operating income under the Special Metals bonus plan is weighted 65% and equals operating income before bonus expense and after application of the Standard Adjustments.

** Operating working capital percentage is weighted 50% under the Wyman-Gordon bonus plan and 35% under the Special Metals bonus plan and under each of these bonus plans equals (i) trade accounts receivable plus FIFO inventories less accounts payable and customer deposits as of each quarter-end, divided by (ii) annualized sales for the quarter, with the fiscal year result being the average of the percentages for the four quarters.

In fiscal 2008 the Forged Products segment achieved operating income of $651.4 million and an operating working capital percentage of 23.3%, in each case as calculated under the applicable bonus plans including application of the Standard Adjustments. This performance resulted in Mr. Ayers receiving an actual bonus for fiscal 2008 equal to 114% of his target bonus. Mr. Ayers also received an additional discretionary bonus of $75,539 for outstanding individual performance.

Steven Hackett. Mr. Hackett is responsible for the Fastener Products segment. The target bonus payout for fiscal 2008 for Mr. Hackett was 90% of base salary, and the threshold bonus payout (payable at 80% of targeted performance) was 60% of his target bonus payout. His bonus was based on achievement with respect to three performance criteria for the Fastener Products segment as set forth in the table below.

Performance Criteria	Weighting (% of target bonus subject to each criteria)	Performance for 60% Threshold Bonus Payout	Performance for 100% Target Bonus Payout	Performance for Above-Target Payout Levels
Operating Income*	50%	$279.4 million	$349.3 million	2 percentage point increase in bonus payout for each incremental percentage point above targeted performance
Return on Net Assets**	20%	67.0%	83.8%	
Operating Working Capital Percentage***	30%	21.8%	18.2%	

* Operating income equals operating income before bonus expense and LIFO expense/benefit, and after application of the Standard Adjustments.

** Return on net assets equals operating income (as defined above) divided by the average of net assets employed as of each quarter-end, with net assets equaling total assets less cash, LIFO reserve, goodwill and non-interest bearing liabilities, as adjusted by the Standard Adjustments.

*** See above for the definition of operating working capital percentage.

The Chief Executive Officer recommended, and the Committee approved at its August 2007 meeting, an addition to the previously approved Fastener Products bonus plan to provide that an incremental 20% of target bonus would be payable if the Fastener Products segment achieved:

- Aerospace sales of at least $90 million more than the previously approved plan for such sales; and
- Aerospace operating income of at least $27 million more than the previously approved plan.

In fiscal 2008 the Fastener Products segment achieved operating income of $415.6 million, a return on net assets of 104.5% and an operating working capital percentage of 17.7%, in each case as calculated under the bonus plan including application of the Standard Adjustments. The amount of aerospace operating income over plan was more than twice the $27 million goal under the additional award. Based on this performance, the Committee awarded the additional 20% of target bonus under the Fastener Products bonus plan despite the fact that the increased aerospace sales results were $3.4 million below the goal described above.

Based on the above, Mr. Hackett received an actual bonus for fiscal 2008 equal to 150% of his target bonus.

Stock Options. The Committee has selected stock options as the Company's only form of long-term incentive compensation for two reasons: stock options strongly and directly align the interests of the Company's executive officers with those of the Company's shareholders because options only have realizable value if the price of the Company's stock increases after the options are granted, and the Committee believes that options are the best mechanism for optimizing executive officers' long-term performance incentives given the cyclical nature of the Company's industry. All stock option grants vest in equal annual installments over a four-year period contingent upon the executive officer's continued employment with the Company, with vesting subject to acceleration in limited circumstances as discussed under the Potential Payments upon Termination or Change in Control section beginning on page 26. The exercise price of all stock options is the closing market price of the Company's common stock on the date of grant.

Option awards for executive officers other than new hires or in connection with significant promotions are made only once per year and always on the day of the November meeting of the Board of Directors. The Chief Executive Officer recommended to the Committee the size of the stock option award to be granted to each executive officer in November 2007. As a reference in making his recommendations, he considered a comparison of each executive officer's target cash compensation (base salary in effect at the time and resulting target performance-based cash bonus) to the total compensation (base salary, target cash bonus and Black-Scholes value (at time of grant) of long-term incentive awards) reported by Hewitt as the 50th and 75th percentiles for similarly situated executive officers at the Survey Companies. This comparison established the Black-Scholes value (at time of grant) of the stock option award that would need to be granted to each executive officer in order for his or her combined base salary, target bonus and option grant value to be in the 50th to 75th percentile range. In other words, stock option awards were the compensation element generally used, after taking into account the previously established base salary and target cash bonus, to adjust and locate an executive officer's total compensation at the level (relative to the compensation information from the Survey Companies) the Chief Executive Officer and the Committee deemed appropriate based on the Chief Executive Officer's determination of whether the officer was meeting his performance expectations for that officer. The options granted to Messrs. Donegan, Larsson and Cooke positioned their total compensation measured as described above at or near the 75th percentile of the comparable total compensation for similarly situated executive officers at the Survey Companies. The options granted to Messrs. Ayers and Hackett positioned their total compensation measured as described above at higher percentile levels for their positions than those for the other NEOs. Messrs. Ayers and Hackett have direct responsibility for the operating performance of two of the Company's business segments, and their total compensation was located at these enhanced levels to reflect the performance of the operating units that they lead and the important role of the Company's operating units in driving the Company's future success.

Retirement Plans, Deferred Compensation and Perquisites

Consistent with the Retention Objective, the Company's standard benefit package for executive officers includes ERISA-qualified retirement benefits, nonqualified supplemental retirement benefits, compensation deferral opportunities and perquisites that the Committee believes are reasonable and competitive with benefits provided to executive officers of companies with which the Company competes for executive talent.

The Company sponsors various retirement pension plans covering substantially all employees, including all of the Company's executive officers. Supplemental retirement benefits are provided to each executive officer of the Company under supplemental executive retirement plans. For details regarding the determination and payment of benefits under the applicable retirement pension plans and supplemental executive retirement plans and the present value of accumulated benefits for each NEO, please see the Pension Benefits section beginning on page 22.

The Company maintains tax qualified retirement savings plans (each a "401(k) Plan") under which all U.S.-based employees, including the NEOs, are able to make pre-tax contributions from their cash compensation, subject to limitations imposed by the Internal Revenue Code. The Company makes specified matching or other contributions for all participants each year. The size of these Company contributions varies depending on the applicable 401(k) Plan. Any Company contributions for the benefit of the NEOs are included under the "All Other Compensation" column in the Summary Compensation Table on page 18.

To further assist its executive officers in saving for retirement, the Company makes available the PCC Executive Deferred Compensation Plan to allow executive officers to voluntarily defer the receipt of salary and earned cash bonuses. Deferred amounts can be invested into a variety of notional accounts that mirror the gains or losses of several different investment funds similar to those available through the 401(k) Plans, as well as a Company phantom stock account and an interest-bearing account. Please see the Nonqualified Deferred Compensation section on page 25 for details about the deferred compensation plan and accumulated balances for each NEO.

In fiscal 2008, the Company provided perquisites to the NEOs and selected other executive officers. Total perquisite costs for the NEOs for fiscal 2008 are included under the "All Other Compensation" column in the Summary Compensation Table on page 18.

Change in Control Severance Benefits

In furtherance of the Retention Objective, the Company provides change in control severance protection to its executive officers. The specific terms of the Company's change in control severance agreements and the potential benefits payable upon specified terminations following a change in control are discussed in the Potential Payments upon Termination or Change in Control section beginning on page 26. These benefits are designed to provide executive officers with a strong incentive to remain with the Company if the Company engages in, or is threatened with, a change in control transaction, and to maintain an executive compensation program that is competitive with companies with which the Company competes for executive talent. The terms of the Company's change in control severance benefits were established in 2001 and have not been reevaluated since that year.

Agreement with William D. Larsson

On May 22, 2008, the Company entered into an agreement with William D. Larsson relating to Mr. Larsson's expected retirement from the Company on December 31, 2008. Mr. Larsson will be approximately 63 and one-half years old on that date and he is Senior Vice President and Chief Financial Officer of the Company. He has served as an officer of the Company since 1980 when he was elected Vice President—Finance, and he was named Vice President and Chief Financial Officer in 1993 and Senior Vice President in 2000. The Company has agreed to: (i) pay Mr. Larsson an additional supplemental retirement benefit of $3,000 per month; (ii) grant Mr. Larsson stock options in November 2008 as part of the Company's annual option grant program with provisions specific to Mr. Larsson's expected retirement, and modify the award agreements for Mr. Larsson's 2005 and 2006 stock option grants to contain similar provisions; and (iii) pay Mr. Larsson, on or before December 31, 2008, a prorated bonus for three-quarters of fiscal 2009.

The Company agreed to provide these benefits to Mr. Larsson in consideration of his 28 years of exemplary service and leadership and his significant contribution to the Company's success. The Company also considered the fact that the option agreement terms described above are contained in the Company's standard form of option agreement for all executive officers, but only if the recipient terminates employment at or after age 65.

Under the agreement, Mr. Larsson has agreed not to compete (including by serving on a board of directors) with any of the Company's current businesses for five years following the end of his employment with the Company.

Other Important Policies Regarding Executive Officer Compensation

The following components of the Company's compensation program for executive officers are designed to further implement the Performance Objective:

Stock Ownership Guidelines. The Company requires that all executive officers comply with specified stock ownership guidelines. Under these guidelines, executive officers are required to own a number of shares of the Company's common stock (or units in the Company phantom stock account under the Executive Deferred Compensation Plan) ranging from 10,000 to 100,000 shares, with the number increasing in accordance with the executive officer's responsibilities within the Company. Executive officers are given an implementation schedule to achieve the required ownership levels. All executive officers have met their stock ownership guidelines in accordance with the implementation schedule.

No Employment Agreements. The Company's executive officers do not have employment agreements and serve at the will of the Board of Directors and the Chief Executive Officer.

Clawback Policy. Each of the Company's bonus programs provides that any employee who knowingly falsifies any financial or other certification, knowingly provides false information relied on by others in a financial or other certification, engages in other fraudulent activity, or knowingly fails to report any such conduct by others, will not earn a bonus for the applicable year and may also face legal action by the Company to recover any bonus improperly received.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally limits the Company's federal income tax deduction to $1 million per person for compensation paid to the Company's Chief Executive Officer and certain other highly compensated executive officers in any year. Qualifying performance-based compensation is not subject to this limit on deductibility. The Committee considers the impact of Section 162(m) when developing and implementing the Company's executive compensation program. To this end, for fiscal 2008 the annual performance-based cash bonuses and stock options described above were designed to meet the deductibility requirements. Accordingly, there should be no limit on the deductibility of compensation in 2008 other than the portion of Mr. Donegan's base salary and perquisites that is in excess of $1 million.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed it with management. Based on its review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K for the year ended March 30, 2008 and the Company's proxy statement for the 2008 Annual Meeting.

Steven G. Rothmeier, Chairman
Don R. Graber
Vernon E. Oechsle

Summary Compensation Table

The following table shows fiscal year 2008 compensation earned by the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers who were serving as executive officers of the Company on March 30, 2008 (the "NEOs"). Fiscal year 2007 compensation is presented for executives who were NEOs in that year (Messrs. Donegan, Larsson, Hackett and Cooke). In accordance with SEC rules, fiscal year 2007 compensation is not presented for Mr. Ayers because he was not an NEO in 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Mark Donegan	2008	$1,175,000	$ —	$3,988,290	$1,833,750	$2,109,443	$53,177	$9,159,660
Chairman and Chief Executive Officer	2007	1,075,000	—	3,410,771	2,950,900	877,412	14,416	8,328,499
William D. Larsson ...	2008	518,750	15,000	1,289,383	719,400	1,781,847	87,784	4,412,164
Senior Vice President and Chief Financial Officer	2007	480,000	—	653,414	1,177,590	632,845	43,468	2,987,317
Steven G. Hackett	2008	459,000	87,480	926,441	570,370	771,874	17,985	2,833,150
Executive Vice President and President—Fastener Products Group	2007	412,500	—	601,488	692,500	334,883	14,859	2,056,230
Roger A. Cooke	2008	425,000	—	651,324	500,500	533,917	54,387	2,165,128
Vice President, General Counsel and Secretary	2007	392,500	—	490,827	798,875	221,383	50,816	1,954,401
Christopher L. Ayers .. Executive Vice President and President—Forged Products Group	2008	463,768	75,539	814,401	518,756	95,310	23,326	1,991,100

(1) Annual performance-based cash bonuses earned by the NEOs are reported in the Non-Equity Incentive Plan Compensation column, except that (i) the portion of Mr. Hackett's bonus for which the Committee approved payment despite a near miss under one of the performance criteria and (ii) the additional discretionary bonuses paid to Messrs. Larsson and Ayers are reported in the Bonus column. See "Compensation Discussion and Analysis."

(2) Represents the amount of compensation expense recognized under FAS 123R with respect to options granted in fiscal 2008 and prior years, disregarding estimated forfeitures. Compensation expense is equal to the grant date fair value of the options estimated using the Black-Scholes option pricing model and, except as described in the next sentence, is recognized ratably over the four-year vesting period. The compensation expense pertaining to Mr. Larsson's November 2007 option award is recognized ratably over the period ending December 31, 2008. The assumptions made in determining the grant date fair values of options under FAS 123R are disclosed under the caption "Stock-based compensation" in Note 1 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended March 30, 2008.

(3) The amounts included as (i) changes in the actuarial present value of accumulated benefits under defined benefit pension plans or (ii) above-market earnings credited to interest-bearing performance options under non-qualified deferred compensation plan accounts were as follows:

	Change in accumulated benefits under defined benefit pension plans		Above-market earnings	
NEO	**2007**	**2008**	**2007**	**2008**
Mark Donegan	$877,412	$2,109,443	$ —	$ —
William D. Larsson	$576,790	$1,773,391	$56,055	$8,456
Steven G. Hackett	$288,369	$ 764,886	$46,514	$6,988
Roger A. Cooke	$171,760	$ 524,260	$49,623	$9,657
Christopher L. Ayers	N/A	$ 85,958	N/A	$9,352

(4) For Mr. Donegan, amounts in fiscal 2008 include (a) the cost of Company-paid disability and term life insurance premiums, (b) $36,924 for the cost of Company-paid financial and tax return preparation services, (c) reimbursement of club dues, and (d) payment or reimbursement of automobile lease and operating expenses. Mr. Donegan also may make limited personal use of Company aircraft and he reimburses the full incremental cost to the Company of any such use. For Mr. Larsson, amounts in fiscal 2008 include (a) $40,741 for payment of Medicare taxes related to a supplemental executive retirement plan and income taxes related to the Company's payment of those Medicare taxes, (b) the cost of Company-paid disability and term life insurance premiums, (c) Company matching contributions under 401(k) plans, (d) the cost of Company-paid financial and tax return preparation services, (e) reimbursement of club dues, and (f) payment or reimbursement of automobile lease and operating expenses. For Mr. Hackett, amounts in fiscal 2008 include (a) the cost of Company-paid disability and term life insurance premiums, (b) Company matching contributions under 401(k) plans, (c) the cost of Company-paid financial and tax return preparation services, and (d) payment or reimbursement of automobile lease and operating expenses. For Mr. Cooke, amounts in fiscal 2008 include (a) $12,424 for payment of Medicare taxes related to a supplemental executive retirement plan and income taxes related to the Company's payment of those Medicare taxes, (b) the cost of Company-paid disability and term life insurance premiums, (c) Company matching contributions under 401(k) plans, (d) the cost of Company-paid financial and tax return preparation services, (e) reimbursement of club dues, and (f) payment or reimbursement of automobile lease and operating expenses. For Mr. Ayers, amounts include (a) the cost of Company-paid disability and term life insurance premiums, (b) Company matching contributions under 401(k) plans, and (c) payment or reimbursement of automobile lease and operating expenses.

Grants of Plan-Based Awards in Fiscal 2008

The following table contains information concerning the fiscal 2008 bonus opportunities for the NEOs and the stock options granted to the NEOs in fiscal 2008.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(3)
		Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)			
Mark Donegan							
Non-equity incentive		$375,000	$1,250,000	—			
Option	11/14/07				150,000	$140.74	$5,681,985
William D. Larsson							
Non-equity incentive		$147,150	$ 490,500	—			
Option	11/14/07				34,000	$140.74	$1,624,503
Steven G. Hackett							
Non-equity incentive		$262,440	$ 437,400	—			
Option	11/14/07				50,000	$140.74	$2,388,975
Roger A. Cooke							
Non-equity incentive		$102,375	$ 341,250	—			
Option	11/14/07				30,000	$140.74	$1,433,385
Christopher L. Ayers							
Non-equity incentive		$272,700	$ 454,500	—			
Option	11/14/07				50,000	$140.74	$2,388,975

(1) Represents bonus awards for fiscal 2008 and estimated threshold and target bonus payouts. There is no maximum level of performance for awards under the Company's bonus programs. The actual amount earned by each NEO for fiscal 2008 is set forth in the Summary Compensation Table. See "Compensation Discussion and Analysis" for a discussion of the terms of these awards.

(2) Represents stock option grants made under the Company's 2001 Stock Incentive Plan. The exercise price of all options is equal to the closing market price of the Company's common stock on the grant date. The options vest 25% per year, beginning one year after the date of grant, based on continued employment. Vesting may also be accelerated in certain circumstances as described below under "Potential Payments upon Termination or Change in Control." Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's termination of employment.

(3) Represents the grant date fair value of options granted in fiscal 2008 based on a value of $47.78 per share, in the case of Messrs. Larsson, Hackett, Cooke and Ayers, and a value of $37.88 per share, in the case of Mr. Donegan, in each case calculated using the Black-Scholes option pricing model. These are the same values for the options used under FAS 123R. For purposes of FAS 123R, the expected term for Mr. Donegan's options is 2.7 years and for other officers' options is 4.2 years. Other assumptions made in determining these values are disclosed under the caption "Stock-based compensation" in Note 1 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended March 30, 2008.

Outstanding Equity Awards at March 30, 2008

Name	Option Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mark Donegan	100,000	—	$19.995	11/11/2013
	100,000	100,000(1)	$ 31.75	11/16/2014
	65,000	130,000(2)	$ 47.84	11/15/2015
	50,000	150,000(3)	$ 70.79	11/14/2016
	—	150,000(4)	$140.74	11/14/2017
William D. Larsson	—	16,000(1)	$ 31.75	11/16/2014
	—	25,000(2)	$ 47.84	11/15/2015
	—	30,000(3)	$ 70.79	11/14/2016
	—	34,000(4)	$140.74	11/14/2017
Steven G. Hackett	—	20,000(1)	$ 31.75	11/16/2014
	—	22,500(2)	$ 47.84	11/15/2015
	—	30,000(3)	$ 70.79	11/14/2016
	—	50,000(4)	$140.74	11/14/2017
Roger A. Cooke	32,960	—	$ 12.07	11/13/2011
	13,666	—	$19.995	11/11/2013
	11,000	11,000(1)	$ 31.75	11/16/2014
	8,500	17,000(2)	$ 47.84	11/15/2015
	7,500	22,500(3)	$ 70.79	11/14/2016
	—	30,000(4)	$140.74	11/14/2017
Christopher L. Ayers	4,491	—	$19.995	11/11/2013
	10,000	10,000(1)	$ 31.75	11/16/2014
	12,500	25,000(2)	$ 47.84	11/15/2015
	10,000	30,000(3)	$ 70.79	11/14/2016
	—	50,000(4)	$140.74	11/14/2017

(1) Vest 100% on November 16, 2008.

(2) Vest 50% on November 15, 2008 and 50% on November 15, 2009.

(3) Vest one-third on November 14, 2008, one-third on November 14, 2009 and one-third on November 14, 2010.

(4) Vest 25% on November 14, 2008, 25% on November 14, 2009, 25% on November 14, 2010 and 25% on November 14, 2011.

Option Exercises in Fiscal 2008

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Mark Donegan	265,000	$23,699,633
William D. Larsson	65,878	$ 6,065,658
Steven G. Hackett	48,750	$ 4,699,285
Roger A. Cooke	55,173	$ 6,248,711
Christopher L. Ayers	—	$ —

Pension Benefits as of December 31, 2007

The Precision Castparts Corp. Retirement Plan (the "PCC RP") is the Company's qualified pension plan in which most of the NEOs participate. Following certain of the Company's business acquisitions, the Company has continued to maintain the benefit plans of the acquired subsidiaries. Mr. Donegan served as President of Wyman-Gordon Company for 20 months after the Company acquired it in 1999 and therefore has accrued a benefit under its qualified pension plan, the Wyman-Gordon Company Retirement Income Plan (the "WG RP"). Mr. Ayers participates in the WG RP because he is the President of Wyman-Gordon. Prior to becoming the President of Wyman-Gordon, Mr. Ayers was a participant in the PCC RP.

All of the NEOs other than Mr. Larsson participate in the Company's Supplemental Executive Retirement Program—Level One Plan—Ongoing (the "SERP"), the Company's principal nonqualified pension plan. Mr. Larsson participates in the Company's Frozen Supplemental Executive Retirement Program (the "Frozen SERP"), which provides benefits similar to the SERP but with the vested benefit as of December 31, 2004 not being subject to certain restrictions of Section 409A of the Internal Revenue Code. Mr. Larsson will also receive an additional supplemental retirement income benefit of $3,000 per month commencing upon his retirement on or after December 31, 2008 (the "SRIB"). The SRIB was not created until May 2008 and therefore is not reflected in the table below.

The following table provides information regarding accumulated benefits under the Company's various pension plans as of December 31, 2007:

Name	Age	Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)
Mark Donegan	51	SERP	22.4167	$8,949,442
		PCC RP	20.75	267,926
		WG RP	1.6667	20,868
William D. Larsson	62	Frozen SERP	27.6667	$7,218,648
		PCC RP	27.6667	789,701
Steven G. Hackett	50	SERP	16.8333	$1,868,246
		PCC RP	12.9996	158,519
Roger A. Cooke	59	SERP	7.75	$2,099,073
		PCC RP	7.75	176,956
Christopher L. Ayers	41	SERP	8.5000	$ 320,545
		PCC RP	3.5833	23,196
		WG RP	4.9167	31,577

(1) Reflects an additional three years and five months of service credit under the SERP for Mr. Hackett. This gives Mr. Hackett credit for a break in his employment with the Company in the mid-1990s and results in uninterrupted service credit under the SERP from his original hire date in March 1991. The present value of Mr. Hackett's accumulated benefit under the SERP as of December 31, 2007 is higher by $453,678 than it would have been without this additional service credit.

(2) For the PCC RP, the WG RP, the SERP and the Frozen SERP, the Present Value of Accumulated Benefit in the above table represents the actuarial present value as of December 31, 2007 of the NEO's pension benefit calculated based on years of service and final average pay as of that date but assuming retirement at the earliest age at which benefits are unreduced (age 64 for Messrs. Donegan and Ayers under the WG RP and age 65 under all other plans). December 31, 2007 is the pension measurement date used for financial statement reporting purposes with respect to the Company's audited balance sheet as of March 30, 2008. The actuarial present value was calculated using a discount rate of 6.50% and the RP2000 Combined Healthy Mortality Table, the same assumptions used in the pension benefit calculations reflected in the Company's audited balance sheet for the year ended March 30, 2008.

Qualified Pension Plans

The Company and certain of its subsidiaries maintain tax-qualified defined benefit retirement plans (the "Pension Plans") to provide an income replacement mechanism for retirees. The NEOs participate in the Pension Plans on the same terms as all other participating employees. In general, eligible employees in participating entities participate in the Pension Plans after completing one year of service, and benefits become 100% vested after five years of service. The PCC RP and the WG RP are typical pension plans that provide a monthly benefit following retirement based on years of service and final average pay. Final average pay for purposes of calculating benefits under the PCC RP and the WG RP generally consists of a participant's highest average base salary for any 60 consecutive months of employment with the Company or any of its subsidiaries, with a limited amount of bonus also included under the WG RP. However, as of December 31, 2007, the Internal Revenue Code limited the amount of annual pay considered for purposes of calculating benefits under the Pension Plans to $225,000.

Under the PCC RP, a normal retirement benefit is payable upon retirement at age 65 and is equal to the participant's years of service (up to 35) multiplied by the sum of (a) 1.2% of the participant's final average pay, plus (b) 0.6% of the excess of the participant's final average pay over an amount referred to as Social Security covered compensation, which generally consists of the average of the Social Security maximum taxable wage bases for the 35 years ending with the participant's Social Security normal retirement age. For years of service in excess of 35 years, the normal retirement benefit includes an additional 0.5% of final average pay for each such additional year. Under the WG RP, a normal retirement benefit is payable to Messrs. Donegan and Ayers upon retirement at age 64 and is equal to years of service applicable to that plan (up to 35) multiplied by the sum of (a) 1.1% of final average pay, plus (b) 0.4% of the excess of final average pay over Social Security covered compensation (as defined above).

Under the PCC RP, a participant who is age 55 or older with at least 10 years of service is eligible to elect an early retirement benefit, which is the normal retirement benefit after reduction for early commencement of benefits. Under the WG RP, early retirement is available for participants who are 55 or older with 5 years of service. Under both the PCC RP and the WG RP, for each year that a participant's early retirement benefits start prior to the unreduced normal retirement age, the participant's monthly retirement benefit is reduced by 6%. Mr. Larsson is currently eligible for early retirement benefits. If he had retired on December 31, 2007 and elected to immediately start benefits at that time, the present value of accumulated benefits for him under the PCC RP as reflected in the Pension Benefits table above would be higher by $67,359.

The basic benefit form for normal and early retirement under the PCC RP and the WG RP is a monthly annuity for life. A participant may choose among different benefit forms that are the actuarial equivalent of the basic benefit form, but a lump sum is not available.

Supplemental Executive Retirement Programs

The Company maintains the SERP and the Frozen SERP to provide for retirement benefits above amounts available under the Company's Pension Plans. All of the Company's executive officers, as well as certain other key employees designated by the Compensation Committee, are eligible to participate in the SERP or the Frozen SERP. Any participant who was age 55 or older with at least 10 years of service as of December 31, 2004 (and therefore had a vested SERP benefit under the plan terms in effect at that time) is a participant in the Frozen SERP, and all others participate in the SERP. Participants have no vested SERP benefit unless they remain employed until they qualify for an early retirement benefit under the SERP. Vested benefits are forfeited if the participant's employment is terminated for certain misconduct or if the participant engages in competition with the Company during the three years following termination of employment.

To calculate normal retirement benefits under the SERP and the Frozen SERP, a target monthly retirement benefit is determined for each participant based on final average pay and years of service, which is then reduced by (a) the participant's estimated monthly Social Security benefit assuming commencement at age 65, (b) the participant's monthly benefit under the PCC RP or the WG RP, as applicable, assuming commencement at age 65 and converted to a 50% joint and survivor annuity if the participant is married, and (c) the amount determined by assuming that the participant had received the maximum matching contribution available to him or her each year under the Company's 401(k) plans and that such amounts earned interest at an annual rate of 8% to age 65, with the assumed balance at age 65 being converted to an actuarially equivalent monthly benefit in the form of a life annuity if the participant is unmarried or a 50% joint and survivor annuity if the participant is married. Final average pay for purposes of calculating SERP target benefits generally consists of the average of the salary and bonus paid to the participant in the highest three calendar years out of any five calendar years of employment.

The target SERP retirement benefit upon retirement at age 65 is equal to (a) the participant's years of service (up to 20) multiplied by 3.0% of the participant's final average pay, plus (b) the participant's years of service in excess of 20 years multiplied by 0.5% of the participant's final average pay. This formula results in a target benefit of 60% of final average pay after 20 years of service with further increases of 0.5% of final average pay for each additional year of service thereafter. At the time Mr. Cooke was hired, the Company agreed to modify the SERP for him to provide that his target SERP benefit would accrue at the rate of 6.0% of final average pay for each of his first five years of service with the accrual rate dropping to 1.16% for the next 8 years so that his target SERP benefit upon retirement at age 65 would be exactly what it would have been if the SERP had not been modified. The present value of Mr. Cooke's accumulated SERP benefit as shown in the Pension Benefits table above is higher by $763,455 than it would have been without this modification.

A participant whose age plus years of service totals at least 70 and who has at least 10 years of service is vested and eligible for early retirement benefits under the SERP and the Frozen SERP. The Company's agreement with Mr. Cooke provides that he became vested and eligible for an early retirement benefit under the SERP after 5 years of service. For each year that a participant terminates employment prior to age 65, the normal retirement benefit is reduced by 3% under the SERP and 6% under the Frozen SERP. Mr. Donegan, Mr. Larsson and Mr. Cooke are currently eligible for early retirement benefits under the SERP or the Frozen SERP. If they had retired on December 31, 2007, the present value of accumulated benefits for each of them under the SERP or the Frozen SERP, as applicable, as reflected in the Pension Benefits table above would be higher by the following amounts: Mr. Donegan, $5,980,169; Mr. Larsson, $269,778; and Mr. Cooke, $637,531.

The normal or early retirement benefit under the SERP or the Frozen SERP determined as described above is paid as a monthly annuity for life if the participant is not married, and is paid as a 50% joint and survivor annuity if the participant is married, providing a significant benefit enhancement for married participants. Subject to certain timing limitations, married participants may elect to receive an actuarially equivalent 100% joint and survivor annuity, and all participants may elect to receive an actuarially equivalent lump sum benefit. Under the Frozen SERP, a participant or a retired participant may elect to receive an actuarially equivalent lump sum payment of remaining benefits reduced by 10% without any timing limitations on that election.

The SRIB provides Mr. Larsson with an additional supplemental retirement benefit of $3,000 per month as a 100% joint and survivor annuity commencing upon his retirement on or after December 31, 2008, with any payments due in the first six months after retirement being accumulated and paid (with interest at 6 percent) at the end of such period. The SRIB is unvested until Mr. Larsson terminates employment on or after December 31, 2008. All unpaid benefits under the SRIB are forfeited if Mr. Larsson engages in competition with the Company during the five years following termination of employment.

Disability Benefits under Pension Plans and SERPs

Under the PCC RP, if the employment of a participant terminates as the result of disability, the participant will continue to be credited with years of service while disabled and will be deemed to have continued to receive base salary at the rate in effect on the date of disability. Under the WG RP, if the employment of a participant terminates as the result of disability, the participant will continue to be credited with years of service while receiving disability benefits under Wyman-Gordon's long-term disability program, but will not be deemed to have salary continued while disabled. If the NEOs had terminated employment on December 31, 2007 as a result of disability and then elected to commence receiving benefits at age 65 (age 64 for Mr. Ayers under the WG RP), the present value of accumulated benefits for each of them under the applicable plan calculated using the RP-2000 Disabled Retiree Mortality Table and otherwise as reflected in the Pension Benefits table above would be higher by the following amounts: Mr. Donegan, $0; Mr. Larsson, $0; Mr. Hackett, $1,894; Mr. Cooke, $5,794; and Mr. Ayers, $5,686.

Under the SERP and the Frozen SERP, if the employment of a participant who has at least 10 years of service terminates as the result of disability, the participant will continue to be credited with years of service while disabled and will be deemed to have continued to receive compensation at the rate in effect on the date of disability. If the NEOs with at least 10 years of service had terminated employment on December 31, 2007 as a result of disability and then elected to commence receiving benefits at age 65, the present value of accumulated benefits for each of them under the SERP or the Frozen SERP, as applicable, calculated using the RP-2000 Disabled Retiree Mortality Table and otherwise as reflected in the Pension Benefits table above would be higher by the following amounts: Mr. Donegan, $1,440,452; Mr. Larsson, $626,039; and Mr. Hackett, $100,743.

Nonqualified Deferred Compensation in Fiscal 2008

Name	Executive Contributions in Fiscal 2008 ($)(1)	Aggregate Earnings in Fiscal 2008 ($)(1)	Aggregate Balance at March 30, 2008 ($)(2)
Mark Donegan	$ —	$ —	$ —
William D. Larsson	—	141,774	1,632,094
Steven G. Hackett	—	97,881	2,491,826
Roger A. Cooke	422,083	189,720	2,452,892
Christopher L. Ayers	388,093	157,043	1,892,748

(1) Amounts reported in the Executive Contributions column are also included in the Summary Compensation Table in the Salary column (for 2008) or the Non-Equity Incentive Plan Compensation column (for 2007). The portion of the amounts reported in the Aggregate Earnings column that represents above-market earnings is also included in the Summary Compensation Table, and the amount of above-market earnings for each NEO is set forth in footnote 3 to that table.

(2) Amounts reported in the Aggregate Balance column that have been reported as compensation in the Summary Compensation Table in this proxy statement or in prior year proxy statements are as follows: Mr. Larsson, approx. $600,000; Mr. Hackett, $1,148,532; Mr. Cooke, $1,399,026; and Mr. Ayers, $388,093.

All of the NEOs are eligible to participate in the Company's Executive Deferred Compensation Plan (the "EDC"), which is an unfunded plan for SERP participants and other management or highly compensated employees who are designated for participation by the Chief Executive Officer. The EDC enables participants to defer receipt of compensation. The EDC allows participants to elect in advance of earning salary and bonuses to defer a whole number percentage of the participant's salary or bonuses or both and have the deferred amount credited to an EDC account to which reference investment performance results are credited (or charged, if there are negative results). The maximum allowed deferral percentage is 100%, applicable to salary or bonuses or both.

Investment reference performance results are determined by performance options selected by the participant, which include a prime rate plus 2% option (which paid an average interest rate of 9.5% in fiscal 2008), a Company phantom stock fund (annual return of negative 1.6% in fiscal 2008), and nine mutual funds with investment objectives generally consistent with the investment choices available to participants in the Company's 401(k) plans (with annual returns in fiscal 2008 ranging from a 10.9% loss to a 10.4% gain). Participants may select performance options and change an existing selection on any business day, except for selections made with respect to the Company phantom stock fund. Once each year, a participant who is a current employee or officer may select into (but not out of) the Company phantom stock fund as a performance option with respect to previously deferred compensation.

Benefits are generally paid pursuant to the time of payment election made by the participant prior to earning the compensation. The form of payment is specified in the participant's deferral election and is either a cash lump sum, installments from 2 to 20 years, or in shares of Company common stock (available only with respect to the Company phantom stock fund performance option). Participants may withdraw the portion of their accounts attributable to deferrals prior to January 1, 2005 and investment returns thereon at any time subject to forfeiture of 10% of the balance. These same pre-2005 balances will be distributed to participants if their employment is involuntarily terminated within 24 months of a change in control, while account balances attributable to deferrals after December 31, 2004 and investment returns thereon will be distributed to participants upon a change in control whether or not employment terminates.

Potential Payments Upon Termination or Change-in-Control

Benefits Potentially Payable Upon a Change in Control

The Company has agreed to provide specified benefits to the NEOs under certain circumstances in connection with a "change in control" of the Company. Most of the benefits are only payable if the NEO's employment is terminated by the Company without "cause" or by the officer for "good reason" within 24 months after the change in control. In the change of control severance agreements, "change in control" is generally defined to include:

- the acquisition by any person of 20% or more of the Company's outstanding common stock,
- the nomination (and subsequent election) in a 2 year period of a majority of the Company's directors by persons other than the incumbent directors, and
- shareholder approval of a sale of all or substantially all of the Company's assets or an acquisition of the Company through a merger or consolidation.

In the change of control severance agreements, "cause" includes willful and continued failure to substantially perform duties after notice and willful conduct that is demonstrably and materially injurious to the Company. "Good reason" includes the assignment of duties inconsistent with the NEO's position before the change in control, a reduction in compensation or benefits, or a relocation of the NEO's principal place of employment by more than 50 miles.

The following table shows the estimated change in control benefits that would have been payable to the NEOs if a change in control had occurred on March 30, 2008 (except as otherwise noted) and each officer's employment was terminated on that date either by the Company without "cause" or by the officer with "good reason."

	Mark Donegan	William D. Larsson	Steven G. Hackett	Roger A. Cooke	Christopher L. Ayers
Cash Severance Benefits(1)	$10,126,300	$4,231,325	$3,176,864	$3,133,310	$2,878,500
Insurance Continuation(2)	43,308	41,076	37,872	43,020	65,376
Acceleration of Stock Options(3)	18,500,300	3,368,150	3,512,775	2,362,870	2,950,550
Relocation Expenses(4)	100,000	100,000	100,000	100,000	100,000
Acceleration of SERP Vesting(5)	—	—	2,323,798	—	443,444
Lump Sum Payout of Additional Pension and SERP Benefits(6)	1,713,815	1,170,732	790,588	633,185	413,956
Tax Gross-Up(7)	—	—	—	—	1,403,975
Total	$30,483,723	$8,911,283	$9,941,897	$6,272,385	$8,255,801

(1) **Cash Severance Benefits**. A cash severance benefit is payable by the Company under the change of control severance agreements if the officer's employment is terminated by the Company without "cause" or by the officer for "good reason" within 24 months after a change in control. The cash severance payment for each NEO is equal to (a) three times the annual base salary plus (b) three times the greater of the average of the last three annual bonuses or the target bonus as in effect at the time of the change in control. These amounts are payable in a lump sum following termination and only if the executive officer has executed a release of claims, which also includes obligations on the officer regarding confidentiality of proprietary or trade secret information and non-disparagement.

(2) **Insurance Continuation**. If cash severance benefits are triggered, the change of control severance agreement for each NEO also provides for continuation of life, accident and health insurance benefits paid by the Company for up to 36 months following termination of employment, but not to the extent similar benefits are provided by a subsequent employer. The amounts in the table above represent 36 months of life, accident and health insurance benefit payments at the rates paid by the Company for each officer as of March 30, 2008.

(3) **Stock Option Acceleration**. The stock option agreements covering options held by the NEOs provide that upon a change in control all outstanding unexercisable options immediately become exercisable in full, whether or not the NEO's employment is terminated. The option agreements provide that options generally remain exercisable for 6 months following termination of employment, except that this period is extended to 12 months if the optionee is eligible for early retirement under the PCC RP. Mr. Larsson was the only NEO eligible for early retirement under the PCC RP as of March 30, 2008. Information regarding outstanding unexercisable options held by each NEO is set forth in the Outstanding Equity Awards table above. Amounts in the table above represent the aggregate value as of March 30, 2008 of each NEO's outstanding unexercisable options based on the positive spread (if any) between the exercise price of each option and a stock price of $101.35, which was the closing price of the Company's common stock on the last trading day of fiscal 2008.

(4) **Relocation**. If cash severance benefits are triggered, the change of control severance agreement for each NEO also provides for reimbursement of certain relocation expenses if the officer moves his or her residence in order to pursue other business opportunities within one year after the date of termination. Amounts in the table above represent the estimated cost of a typical relocation.

(5) **Acceleration of SERP Vesting**. Under the terms of the SERP, on a change in control (as defined in the SERP), all SERP participants will be fully vested and the actuarial present value of their accrued age 65 normal retirement benefits will immediately be paid as a lump sum payment. Messrs. Ayers and Hackett were not vested in the SERP as of December 31, 2007, and the amounts in the table above represent the lump sum payments they would have received under the terms of the SERP if a change in control had occurred on that date.

(6) **Lump Sum Payout of Additional Pension and SERP Benefits**. If cash severance benefits are triggered, the change of control severance agreement for each NEO also provides for a lump sum payment equal to the actuarial present value of the additional age 65 normal retirement benefit the NEO would have received if he had been credited with three additional years of service and compensation under the pension plan and SERP in which he participates. The amounts in the table represent the lump sum payments the NEOs would have received under this provision if a change in control and employment termination had occurred on December 31, 2007.

(7) **Tax Gross-up Payment**. If any payments or benefits to an NEO in connection with a change in control are subject to the 20% excise tax on "excess parachute payments" as defined in Section 280G of the Internal Revenue Code, the Company is required under the change of control severance agreements to make a tax gross-up payment to the officer sufficient so that after paying ordinary income taxes and the excise tax on the tax gross-up payment, the balance of the payment will be equal to the excise tax on the other excess parachute payments. Amounts in the table above are estimates.

Other Benefits Triggered on Certain Employment Terminations

The stock option agreements covering options held by the NEOs provide that if an NEO's employment terminates on or after the NEO reaches age 65, all outstanding unexercisable options will become exercisable in full and, instead of terminating in 6 or 12 months, all outstanding options will remain exercisable for their full ten-year terms. Mr. Larsson and Mr. Cooke are the only NEOs who will turn 65 before all of their currently outstanding options expire. Mr. Larsson's options are subject to a different arrangement as described below. To provide some estimate of the value of the above benefits for Mr. Cooke, if it is assumed that Mr. Cooke does not exercise any of his currently outstanding options with terms extending beyond his 65th birthday, and it is further assumed that the Company's stock price on his 65th birthday is the same as it was on the last trading day of fiscal 2008, then the increased Black-Scholes value (using the Black-Scholes option pricing model with the same assumptions as those used for valuing the Company's options under FAS 123R, including the same 4.2 year maximum expected term) of Mr. Cooke's outstanding options whose post-termination exercise period would be extended to full term as compared to the value of those options based on a 12-month post-termination exercise period, would be $865,253.

Agreement with William D. Larsson

On May 22, 2008, the Company entered into an agreement with William D. Larsson relating to Mr. Larsson's expected retirement from the Company on December 31, 2008. Under the agreement, Mr. Larsson has agreed not to compete (including by serving on a board of directors) with any of the Company's current businesses for five years following the end of his employment with the Company. In addition, the stock option granted to Mr. Larsson in November 2007 included specific provisions applicable to his retirement on or after December 31, 2008. These option provisions will effectively treat Mr. Larsson as having retired at age 65 instead of age 63 ½. The following table shows the estimated value to Mr. Larsson of the benefits under these arrangements:

Present Value of Additional Supplemental Retirement Benefit(1)	$ 467,981
Provisions in 2007 and 2008 Option Awards(2)	$2,324,985
Amendment of 2005 and 2006 Option Awards(3)	$1,687,529
Prorated Bonus Based on Target for Fiscal 2009(4)	$ 367,875
Total	$4,848,370

(1) **Present Value of Additional Supplemental Retirement Benefit.** The Company has agreed to pay Mr. Larsson an additional supplemental retirement benefit of $3,000 per month as a 100% joint and survivor annuity commencing upon his retirement on or after December 31, 2008, with any payments due in the first six months after retirement being accumulated and paid (with interest at 6 percent) at the end of such period. The actuarial present value as of December 31, 2008 of this additional cash benefit for Mr. Larsson, calculated using the same assumptions as used for purposes of the Pension Benefits table above, is $467,981 and this amount is included in the table above.

(2) **Provisions in 2007 and 2008 Option Awards.** The stock option agreement covering options granted to Mr. Larsson in November 2007 provides, and the Company has agreed that the stock option agreement covering options to be granted to Mr. Larsson in November 2008 will provide, that if Mr. Larsson's employment terminates on or after December 31, 2008, all outstanding unexercisable options will become exercisable in full and all outstanding options will remain exercisable for their full ten-year terms. The Company's standard option agreement for options granted to NEOs provides that vesting of options will be accelerated and outstanding options will remain exercisable for their full ten-year terms under similar circumstances, but only if the optionee is at least 65 years of age on the date that his or her employment with the Company is terminated. Mr. Larsson will be 63 ½ on December 31, 2008. As of March 30, 2008, Mr. Larsson held options for 34,000 shares granted in 2007, of which 25,500 shares will be unvested on December 31, 2008 and will therefore be subject to accelerated vesting if he retires at that time. In addition,

all outstanding options under Mr. Larsson's 2007 and 2008 option awards will remain exercisable for their full ten-year terms if Mr. Larsson retires on or after December 31, 2008. To provide some estimate of the value of the above benefits, if it is assumed that (i) Mr. Larsson is granted an option in November 2008 with the same Black-Scholes value as the option granted to him in November 2007 and with an exercise price equal to the closing price of the Company's common stock on the last trading day of fiscal 2008, (ii) prior to December 31, 2008 Mr. Larsson does not exercise any of the options granted to him in November 2007, and (iii) on December 31, 2008 the Company's closing stock price is the same as it was on the last trading day of fiscal 2008, then the sum of (a) the value (using the Black-Scholes option pricing model with the same assumptions as those used for valuing the Company's options under FAS 123R, including the same 4.2 year maximum expected term) of the portion of these options that would accelerate on December 31, 2008 and (b) the increased Black-Scholes value (using the same assumptions) of the vested portion of the 2007 option whose post-termination exercise period would be extended to full term as compared to the value of that portion of the 2007 option based on a 12-month post-termination exercise period, would be $2,324,985. This amount is included in the table above.

(3) **Amendment of 2005 and 2006 Option Awards**. The Company has modified the award agreements for Mr. Larsson's 2005 and 2006 stock option grants to contain the same provisions described in item 2 above, except that only outstanding options that are unexercisable on December 31, 2008 will remain exercisable for their full ten-year terms (outstanding options that are exercisable before December 31, 2008 will continue to have a maximum remaining term of 12 months after termination of Mr. Larsson's employment). As of March 30, 2008, Mr. Larsson held options for 32,500 shares granted in 2005 or 2006 that will be unvested on December 31, 2008 and that will therefore be subject to accelerated vesting and will remain exercisable for their full ten-year terms if he retires at that time. To provide some estimate of the value of the above benefits, if it is assumed that on December 31, 2008 the Company's closing stock price is the same as it was on the last trading day of fiscal 2008, then the value (using the Black-Scholes option pricing model with the same assumptions as those used for valuing the Company's options under FAS 123R, including the same 4.2 year maximum expected term) of the outstanding options that would accelerate on December 31, 2008 would be $1,687,529. This amount is included in the table above.

(4) **Prorated Bonus Based on Target for Fiscal 2009**. The Company has agreed to pay Mr. Larsson, on or before December 31, 2008, a prorated bonus for three-quarters of fiscal 2009 in the amount of $367,875, which equals three-fourths of Mr. Larsson's target bonus of 90% of base salary.

Return to Shareholders Performance Graph

The following line graph provides a comparison of the annual percentage change in the Company's cumulative total shareholder return on its common stock to the cumulative total return of the S&P 500 Index and the S&P 500 Aerospace Index. The comparison assumes that $100 was invested on March 31, 2003 in the Company's common stock and in each of the foregoing indices and, in each case, assumes the reinvestment of dividends.


Comparison of Cumulative Five Year Total Return
$1000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2003
2004
2005
2006
2007
2008
PRECISION CASTPARTS CORP.
S&P 500 INDEX
S&P 500 AEROSPACE & DEFENSE

MEASUREMENT PERIOD
(by fiscal year)

	2003	2004	2005	2006	2007	2008
S&P 500	100.0	132.94	143.23	161.07	180.13	170.02
S&P 500 Aerospace & Defense	100.0	139.12	177.96	219.14	254.32	266.35
Precision Castparts Corp.	100.0	181.11	320.59	502.21	881.16	859.12

PROPOSAL 2: APPROVAL OF THE 2008 EMPLOYEE STOCK PURCHASE PLAN

The Board of Directors Recommends a Vote "For" Proposal 2

The Board of Directors believes that ownership of shares of the Company's common stock by its employees is desirable as an incentive to better performance and improvement of profits and as a means by which employees may share in the Company's growth and success. Accordingly, for ten years the Company utilized the 1998 Employee Stock Purchase Plan (the "1998 ESPP") to provide a convenient means for employees of the Company and its subsidiaries to purchase the Company's common stock. The 1998 ESPP expired on December 31, 2007. The Board of Directors adopted the 2008 Employee Stock Purchase Plan (the "2008 ESPP" or the "Purchase Plan") in order to continue the important incentives previously provided by the 1998 ESPP. At the time of expiration of the 1998 ESPP, 1,684,000 shares previously authorized for issuance by the Company's shareholders were available for future issuance under that plan. The Board of Directors has reserved, subject to shareholder approval, 3,000,000 shares for future issuance under the 2008 ESPP. This number includes, and is not in addition to, the 1,684,000 shares that were already authorized and available for issuance under the 1998 ESPP. As a result, this proposal represents an increase of only 1,316,000 shares over the number of available shares previously authorized by the Company's shareholders for issuance to employees under an employee stock purchase plan. Certain provisions of the 2008 ESPP are described below. The complete text of the 2008 ESPP is attached to this Proxy Statement as Exhibit A.

Description of the 2008 ESPP

Eligibility. Except as described below, all full-time employees of the Company and all full-time employees of any domestic or foreign subsidiary of the Company that is designated by the Board of Directors as a participant (a "Participating Subsidiary") are eligible to participate in the Purchase Plan. A full-time employee is one who is an employee of the Company or of any Participating Subsidiary on the date an option is granted pursuant to the Purchase Plan, excluding any employee whose customary employment is fewer than 20 hours per week or whose customary employment is for not more than five months per calendar year. Unless an employee's employment is terminated by death, no shares may be purchased under the Purchase Plan unless the purchaser is employed by the Company or a Participating Subsidiary on the Purchase Date and has been employed continuously (as defined in the plan) since the Offer Date.

Any employee who owns or would be deemed to own five percent or more of the voting power or value of all classes of stock of the Company is ineligible to participate in the Purchase Plan. Approximately 21,000 employees are currently eligible to participate in the Purchase Plan.

Administration and Custodian. The Purchase Plan is administered by the Employee Stock Purchase Plan Committee (the "ESPP Committee"), which consists of three or more employees appointed by the Board of Directors. The ESPP Committee has authority to promulgate rules for the operation of the Purchase Plan, to decide any question of interpretation and generally to supervise the administration of the Purchase Plan. All determinations and decisions of the ESPP Committee are conclusive. No member of the ESPP Committee receives any compensation for serving as a member of the committee. An independent custodian (the "Custodian") maintains the records under the Purchase Plan. Shares purchased by employees under the Purchase Plan are delivered to and held by the Custodian on behalf of the employees. By appropriate instructions from an employee, all or part of the shares may be sold at the market price at the time the order is executed. Also by appropriate instructions, the employee may transfer all or part of the shares held for that employee by the Custodian to the employee or to a regular individual brokerage account in the employee's own name. The Company pays all expenses incident to operation of the Purchase Plan, except brokerage fees on sales of shares and any fees specific to an employee's individual account with the Custodian.

Option Grants. As of a specific date during the first month of each calendar year, the Board of Directors may make an option grant under the Purchase Plan to all, but not fewer than all, eligible employees. In addition, in connection with the Company's acquisition of a subsidiary or of assets and related employees, the Board of

Directors may make an option grant under the Purchase Plan as of a specific date to all, but not fewer than all, eligible employees of the subsidiary or eligible employees hired in connection with the asset acquisition. In either case the specific grant date selected by the Board of Directors is referred to as the Offer Date.

Option Terms. The option price for all options granted under the Purchase Plan will be specified by the Board of Directors at the time the grant is made, but may not be lower than the lesser of (i) 85 percent of the fair market value of a share of Company common stock on the Offer Date or (ii) 85 percent of the fair market value of a share of Company common stock on December 31 of the year in which the Offer Date occurs (the "Purchase Date"). Unless otherwise determined by the Board of Directors, the fair market value of a share of common stock is equal to the closing price of a share of Company common stock on the New York Stock Exchange, as published in *The Wall Street Journal.*

Options granted pursuant to the Purchase Plan in any calendar year give each eligible employee the right to purchase shares of common stock with payroll deductions of up to 10 percent of eligible compensation, which means base pay, overtime, shift differential, bonus, vacation, holiday, salary continuation and other leave paid by the Company. The maximum number of shares that can be purchased by any employee in any calendar year is the lesser of 2,000 shares or shares with a fair market value of $25,000 on the Offer Date. To the extent options granted under the Purchase Plan are not exercised on the Purchase Date, the options expire and are of no further force or effect.

Duration and Amendment of the Purchase Plan. The Purchase Plan will terminate when all of the shares reserved for purposes of the Purchase Plan have been purchased, provided that the Board of Directors in its sole discretion may at any time terminate the Purchase Plan without any obligation on account of such termination (except that such termination shall not affect outstanding rights to purchase shares on the Purchase Date).

The Board of Directors may from time to time amend the Purchase Plan in any and all respects, except that without the affirmative vote of the holders of a majority of the shares of the Company voting on the amendment at a validly held meeting of shareholders, the Board of Directors may not (a) increase the number of shares reserved for the Purchase Plan (except for adjustments in the event of stock dividends, stock splits, combinations of shares, recapitalizations, or other changes in the outstanding common stock of the Company), or (b) modify the eligibility requirements under the Purchase Plan.

Tax Consequences

The Purchase Plan is intended to qualify as an "Employee Stock Purchase Plan" within the meaning of Section 423 of the Internal Revenue Code. Under the Internal Revenue Code, employees are not taxed on income or gain with respect to the Purchase Plan either at the Offer Date or at the Purchase Date. If an employee disposes of shares purchased under the Purchase Plan more than two years after the Offer Date and more than one year after the Purchase Date, the employee will be required to report as ordinary compensation income for the taxable year of disposition an amount equal to the lesser of: (1) the excess of the fair market value of the shares at the time of disposition over the purchase price; or (2) 15 percent of the fair market value of the shares on the Offer Date. Any gain on the disposition in excess of the amount treated as ordinary compensation income will be capital gain. In the case of such a disposition, the Company will not be entitled to any deduction from income.

If an employee disposes of shares purchased under the Purchase Plan within two years after the Offer Date or within one year after the Purchase Date, the employee will be required to report the excess of the fair market value of the shares on the Purchase Date over the purchase price as ordinary compensation income for the year of disposition. Any difference between the fair market value of the shares on the Purchase Date and the disposition price will be capital gain or loss, either short-term or long-term depending upon the employee's holding period for the shares. In the event of such a disposition, the Company will be entitled to a deduction from income in the year of such disposition equal to the amount that the employee is required to report as ordinary compensation income.

Plan Benefits

Because the Purchase Plan is replacing the 1998 ESPP, the following table estimates the benefits under the Purchase Plan by describing below the shares purchased under the 1998 ESPP during the Company's last fiscal year by the NEOs, by all executive officers as a group and by all employees (excluding executive officers) as a group:

	Shares Purchased in Fiscal 2008	
Name	Dollar Value(1)	Number of Shares
Mark Donegan	$ —	—
William D. Larsson	$ —	—
Steven G. Hackett	$ 21,348	307.125
Roger A. Cooke	$ 21,348	307.125
Christopher L. Ayers	$ 21,348	307.125
All Executive Officers (15 persons)	$ 251,106	3,612.513
All Employees, excluding Executive Officers	$23,265,587	334,708.487

(1) "Dollar Value" equals the difference between the price paid for shares purchased under the 1998 ESPP and the fair market value of the shares on the date the shares were purchased.

Vote Required for Approval and Recommendation by the Board

The Board of Directors recommends a vote FOR Proposal 2. The proposal to approve the Purchase Plan must be approved by the holders of at least a majority of the votes cast on this proposal at the Annual Meeting. Abstentions and broker nonvotes are counted for purposes of determining whether a quorum exists at the Annual Meeting but are not counted as votes cast and have no effect on the results of the vote on this proposal.

PROPOSAL 3: APPROVAL OF AMENDMENTS TO THE 2001 STOCK INCENTIVE PLAN

The Board of Directors Recommends a Vote "For" Proposal 3

The Company maintains the 2001 Stock Incentive Plan, as amended (the "Plan"), for the purpose of attracting and retaining key employees and others who provide services for the Company and its subsidiaries. The Plan was initially adopted by the Board of Directors and approved by the shareholders in 2001. The Plan has been used exclusively for stock awards to the Company's executive officers and non-employee directors. Although the Plan permits the grant of several types of awards, no type of award other than non-statutory stock options has ever been granted to any of the Company's executive officers. The Plan is also used for the annual deferred stock unit awards to the Company's non-employee directors. The Company has also maintained the 1999 Non-Qualified Stock Option Plan (the "1999 Plan") which provides for the grant of stock options to employees who are not executive officers or directors. As of May 30, 2008, options for 3,202,886 shares were outstanding under the 1999 Plan and 2,273,682 shares remained available for option grants under the 1999 Plan. Total grants under the Plan and the 1999 Plan, net of option expirations and forfeitures, were approximately 925,000 shares in fiscal 2008 and approximately 1,435,000 shares in fiscal 2007. The Board of Directors now desires to combine the 1999 Plan with the Plan so that all future equity awards to all employees will be made under the Plan, and therefore proposes, subject to shareholder approval, to terminate the 1999 Plan and transfer all shares previously reserved for that plan to the share reserve under the Plan.

As initially approved and subsequently adjusted to reflect a stock split, the Plan provides for the issuance of up to 3,000,000 shares of the Company's common stock. As of March 30, 2008, only 993,524 shares of Company common stock were available for future grants under the Plan. The Board of Directors believes that additional shares must be reserved for use under the Plan to enable the Company to attract and retain key employees through the granting of options. Accordingly, in May 2008 the Board of Directors approved amendments to the Plan, subject to shareholder approval, to reserve for issuance under the Plan an additional 7,273,682 shares, consisting of 2,273,682 shares previously reserved and currently available for option grants under the 1999 Plan and 5,000,000 additional shares, as well as any shares currently subject to options previously granted under the 1999 Plan that subsequently expire or terminate without being exercised.

The Board of Directors also approved amendments to the Plan, subject to shareholder approval, to: (a) provide a "fungible rule" under which grants of awards of restricted stock, restricted stock units and any other awards other than options or stock appreciation rights are counted against the Plan share limit as two shares for every one share granted, (b) provide that any discretionary awards to non-employee directors may be made only by a committee comprised entirely of independent directors, (c) prohibit the re-pricing of stock options, (d) provide that any shares used to pay withholding taxes or the exercise price of options and stock appreciation rights are not available for additional grants under the Plan, (e) permit the issuance of performance-based awards, (f) eliminate a provision authorizing the grant of reload options and (g) eliminate the restriction that not more than 20% of the reserved shares may be granted as restricted stock, restricted stock units or stock bonuses. In addition, shareholder approval of this proposal will constitute reapproval of the per-employee limits on grants of options and SARs under the Plan. This reapproval is required every five years for continued compliance with regulations under Section 162(m) of the Internal Revenue Code. See "Tax Consequences."

The complete text of the Plan, marked to show the proposed amendments, is attached to this Proxy Statement as Exhibit B.

Description of the 2001 Stock Incentive Plan

Eligibility. All employees, officers and directors of the Company and its subsidiaries are eligible to participate in the Plan. Also eligible are nonemployee consultants and advisors to the Company.

Administration. The Plan is administered by the Board of Directors, which determines and designates from time to time the individuals to whom awards are made under the Plan, the amount of any such award and the price and other terms and conditions of any such award, except that any discretionary awards to non-employee directors may be made only by a committee comprised entirely of independent directors. The Board of Directors has delegated to its Compensation Committee (the "Committee") authority for administration of the Plan.

Awards Available. The Plan permits the grants of incentive stock options ("ISOs"), non-statutory stock options ("NSOs"), stock bonus awards, the sale of shares, stock appreciation rights ("SARs"), restricted stock units ("RSUs") and performance-based awards ("Performance-Based Awards"), subject to terms, conditions and restrictions determined by the Board of Directors. If an option granted under the Plan expires, terminates or is canceled, any unissued shares become available under the Plan. If shares awarded as a bonus or issued as restricted stock are forfeited to the Company or repurchased by the Company, the shares forfeited or repurchased again become available for issuance under the Plan. No individual may be granted options or SARs under the Plan for more than an aggregate of 600,000 shares of Company common stock in any calendar year or, in the case of a newly hired employee, 1,000,000 shares in the calendar year in which the employee is hired. Any shares granted as options or stock appreciation rights are counted against the Plan share limit as one share for every one share granted. Any shares granted as awards other than options or stock appreciation rights are counted against the Plan share limit as two shares for every one share granted.

Term of Plan; Amendments. The Plan will continue until all shares available for issuance under the Plan have been issued and all restrictions on such shares have lapsed. The Board of Directors may suspend or terminate the Plan at any time except with respect to options and shares subject to restrictions then outstanding under the Plan. The Board of Directors may at any time modify or amend the Plan in any respect. Except in connection with a change in capital structure, however, no change in an award already granted shall be made without the written consent of the award holder if the change would adversely affect the holder.

Stock Options. An option price cannot be less than the fair market value of the Company's common stock on the date of grant. If an optionee of an ISO at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price may not be less than 110% of the fair market value of the Company's common stock on the date of grant. The aggregate fair market value, on the date of the grant, of the stock for which ISOs are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Options granted under the Plan generally continue in effect for the period fixed by the Board of Directors, except that no options are exercisable after the expiration of 10 years from the date of grant. The purchase price for each share purchased pursuant to exercise of options must be paid in cash or, with the consent of the Board of Directors, in other forms of consideration. The Plan prohibits the repricing of stock options.

Stock Bonus Awards. The Board of Directors may award common stock of the Company as a stock bonus under the Plan, including stock units that provide for delivery of common stock at a later date.

Restricted Stock; Restricted Stock Units. The Plan provides that the Board of Directors may issue restricted stock or RSUs in such amounts, for such consideration, and subject to such terms, conditions and restrictions as the Board of Directors may determine.

Stock Appreciation Rights. SARs may be granted under the Plan by the Board of Directors, subject to such rules, terms, and conditions as the Board of Directors prescribes, except that by its terms no SAR shall be exercisable after the expiration of 10 years from the date it is granted. SARs granted with an option may be exercised only to the extent and on the same conditions that the related option could be exercised. Each SAR entitles the holder, upon exercise, to receive without payment to the Company (except for applicable withholding taxes) an amount equal to the excess of the fair market value of a share of Company common stock on the exercise date over the fair market value of a share on the date of grant, multiplied by the number of shares covered by the SAR that is surrendered. Payment by the Company upon exercise of a SAR shall be made in shares of Company common stock valued at fair market value.

Performance-Based Awards. The Board of Directors may grant Performance-Based Awards intended to qualify as qualified performance-based compensation under Section 162(m) of the Internal Revenue Code denominated at the time of grant in shares of Company common stock that may be earned in whole or in part if the Company achieves written objective goals established by the Board of Directors over a designated period of time. Payment of an award earned is made in stock. The Board of Directors may also impose restrictions to payment under a Performance-Based Award in addition to the satisfaction of the performance goals. No participant may receive in the calendar year in which the participant is hired Performance-Based Awards for more than 500,000 shares or in any other calendar year Performance-Based Awards for more than 300,000 shares.

Changes in Capital Structure. The 2001 Plan provides that if the outstanding common stock of the Company is increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company or of another corporation, appropriate adjustment will be made by the Board of Directors in the number and kind of shares available for grants under the Plan and in all other share amounts set forth in the Plan.

Tax Consequences

Under federal income tax law currently in effect, an optionee will recognize no regular income upon grant or exercise of an ISO. However, the amount by which the market value of shares issued upon exercise of an ISO exceeds the option price is included in the option holder's alternative minimum taxable income and may, under certain conditions, be taxed under the alternative minimum tax. If an employee exercises an ISO and does not dispose of any of the optioned shares within two years following the date of grant and within one year following the date of exercise, then any gain upon subsequent disposition will be treated as long-term capital gain for federal income tax purposes. If an employee disposes of shares acquired upon exercise of an ISO before expiration of either the one-year or the two-year holding period, any amount realized will be taxable for federal income tax purposes as ordinary income in the year of such disqualifying disposition to the extent that the lesser of the fair market value of the shares on the exercise date or the fair market value of the shares on the date of disposition exceeds the exercise price. The Company will not be allowed any deduction for federal income tax purposes either at the time of the grant or exercise of an ISO. Upon any disqualifying disposition by an employee, the Company will generally be entitled to a deduction to the extent the employee realizes ordinary income.

No income is realized by the grantee of a NSO until the option is exercised, provided the exercise price of the option is not less than the market value of the underlying stock on the date of grant. At the time of exercise of a NSO, the optionee will realize ordinary income, and the Company will generally be entitled to a deduction, in the amount by which the market value of the shares subject to the option at the time of exercise exceeds the exercise price. The Company is required to withhold income and employment taxes on such income if the optionee is an employee. Upon sale of shares acquired upon exercise of a NSO, the excess of the amount realized from the sale over the market value of the shares on the date of exercise will constitute long-term capital gain if the shares have been held for the required holding period.

On exercise of a SAR, the amount realized by the holder will, for federal tax purposes, be taxed as ordinary income, and the Company will generally be allowed to take a deduction for such amount. The SAR holder is subject to withholding on such income.

Section 162(m) of the Internal Revenue Code limits to $1,000,000 per person the amount that the Company may deduct for compensation paid to any of its most highly compensated officers in any year. Under IRS regulations, compensation received through the exercise of an option or SAR will not be subject to the $1,000,000 limit if the option or SAR and the plan pursuant to which it is granted meet certain requirements. One requirement is shareholder approval at least once every five years of a per-employee limit on the number of shares as to which options and SARs may be granted. Approval of this Proposal 3 will constitute reapproval of the per-employee limits for options and SARs under the Plan previously approved by the Company's shareholders. Other requirements are that the option or SAR be granted by a committee of at least two outside directors and that the exercise price of the option or SAR be not less than the fair market value of the Company's common stock on the date of grant. Accordingly, the Company believes that if this proposal is approved, compensation received on exercise of options and SARs granted under the Plan in compliance with all of the above requirements will continue to be exempt from the $1,000,000 deduction limit.

Under IRS regulations, compensation received through a Performance-Based Award will not be subject to the $1,000,000 limit under Section 162(m) of the Internal Revenue Code if the Performance-Based Award and the plan meet certain requirements. One of these requirements is that shareholders approve the performance criteria upon which award payouts will be based and the maximum amount payable under awards, both of which are set forth in Section 9 of the proposed amended Plan. Other requirements are that objective performance goals and the amounts payable upon achievement of the goals be established by a committee of at least two outside directors and that no discretion be retained to increase the amount payable under the awards. The Company believes that, if this proposal is approved by the shareholders, compensation received on vesting of Performance-Based Awards granted under the Plan in compliance with all of the above requirements will not be subject to the $1,000,000 deduction limit.

Plan Benefits

Information regarding stock options granted in fiscal 2008 to the NEOs under the Plan is set forth in "Grants of Plan-Based Awards in Fiscal 2008" above. Information regarding deferred stock unit awards granted in fiscal 2008 to nonemployee directors under the Plan is set forth in "Director Compensation" above. Stock options for a total of approximately 450,000 shares were granted under the Plan in fiscal 2008 to all Executive Officers as a group. Stock options for a total of approximately 655,000 shares were granted under the 1999 Non-Qualified Stock Option Plan in fiscal 2008 to employees who are not Executive Officers.

Vote Required for Approval and Recommendation by the Board

The Board of Directors recommends a vote FOR Proposal 3. In order for the proposal to amend the Plan to be approved, at least a majority of the outstanding shares of the Company's common stock must be voted on the proposal, and a majority of the shares voted must be voted in favor of the proposal. Abstentions are counted as votes cast and have the effect of "no" votes on the proposal. Broker non-votes are not considered votes cast and have no effect on the results of the vote.

Equity Compensation Plan Information

The following table provides information regarding the number of shares of common stock of the Company that were subject to outstanding stock options or other compensation plan grants and awards at March 30, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	2,149,761	$64.97	997,778(1)
Equity compensation plans not approved by security holders	3,295,041	$61.38	2,278,697(2)
Total	5,444,802	$62.80	3,276,475

(1) 4,254 shares of common stock remain available for issuance under the Company's 1994 Stock Incentive Plan (the "1994 Plan"). 993,524 shares of common stock remain available for issuance under the Company's 2001 Stock Incentive Plan (the "2001 Plan"). At this time, no awards other than options have been issued under either the 1994 Plan or the 2001 Plan.

(2) 2,278,697 shares of common stock remain available for issuance under the Company's 1999 Nonqualified Stock Option Plan (the "1999 Plan"), which provides for the grant of nonqualified stock options and stock appreciation rights to employees (excluding employees who are officers or directors) of the Company and its subsidiaries. As of March 30, 2008, no awards other than options have been issued under the 1999 Plan. The Board of Directors delegated the duty of administering the 1999 Plan to the Compensation Committee. Options may be exercised in amounts and at times and exercise prices determined by the Compensation Committee. The 1999 Plan provides that it will continue in effect until all shares available for issuance under the 1999 Plan have been issued and all restrictions on such shares have lapsed. However, if Proposal 3 approving the amended 2001 Stock Incentive Plan is approved by shareholders, the shares remaining in the 1999 Plan will be reserved for the 2001 Plan and no additional grants will be made under the 1999 Plan.

PROPOSAL 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors Recommends a Vote "For" Proposal 4

The Audit Committee of the Board of Directors has appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending March 29, 2009. Although not required, the Board of Directors is requesting ratification by the shareholders of this appointment. If ratification is not obtained, the Audit Committee will reconsider the appointment.

The Company incurred the following fees for services performed by Deloitte & Touche for fiscal 2008 and 2007:

2008	
Audit Fees	$5,028,000
Audit Related Fees	—
Tax Fees	42,000
All Other Fees	—
2007	
Audit Fees	$4,754,000
Audit Related Fees	—
Tax Fees	201,000
All Other Fees	—

Audit Fees include annual audit of the Company's consolidated financial statements and review of interim financial statements in the Company's Quarterly Reports on Form 10-Q. Audit Related Fees include audits of the Company's employee benefit plans, acquisition due diligence, review of registration statements and issuance of comfort letters and other audit reports required by regulation or contract. Tax Fees include review and assistance with tax returns for various legal entities of the Company, global expatriate services and tax advice and planning for income and other taxes.

The Audit Committee appoints the outside auditor and approves the fee to be paid to the outside auditor. The Audit Committee is also responsible for reviewing and approving engagements of significant non-audit work performed by the outside auditor, and it approved all audit related and tax fees. Representatives of Deloitte & Touche LLP are expected to be present at the 2008 Annual Meeting of Shareholders, will have an opportunity to make any statements they desire, and will also be available to respond to appropriate questions from shareholders.

The Board of Directors recommends a vote FOR Proposal 4.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows information about those persons known to the Company to be beneficial owners of more than five percent of the Company's outstanding common stock as of December 31, 2007. The information listed below is based entirely on information filed by the beneficial owners with the Securities and Exchange Commission.

Name and Address of Beneficial Owner	Shares Beneficially Owned	% of Class
Janus Capital Management LLC 151 Detroit Street, Denver, Colorado 80206	7,834,429	5.7%

TRANSACTIONS WITH RELATED PERSONS

The Board of Directors has adopted a written policy with respect to related party transactions. The policy requires that the Audit Committee approve all transactions or series of similar transactions between the Company and a related party, which includes all executive officers and directors and their immediate family members, that exceed $120,000 and in which the related party has a direct or indirect material interest. The policy also applies to transactions between the Company and an entity (i) owned or controlled by a director, executive officer or their immediate family members or (ii) for which a director, executive officer or their immediate family member serves as a senior officer or director. The policy provides that the Audit Committee will take into account whether the interested transaction is on terms no less favorable to the Company than the terms generally made available by the Company to an unaffiliated third party under similar circumstances and the extent of the related party's interest in the transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, as well as persons who own more than 10 percent of the Company's common stock, to file initial reports of ownership and reports of changes in ownership of common stock of the Company with the Securities and Exchange Commission. Based solely on a review of the copies of such forms received by the Company and on written representations from certain reporting persons that they have complied with the relevant filing requirements, the Company believes that all Section 16(a) filing requirements applicable to its executive officers and directors were complied with in fiscal 2008, except that in June 2007 Messrs. Bridenbaugh, Buck, Graber, Hackett, Konkol, Lienhart and Snowden and Ms. Hagel each filed late one Form 4 covering phantom dividends credited on the April 2007 dividend date with respect to phantom stock units in deferred compensation accounts.

ANNUAL REPORT AND FORM 10-K; INTERNET AVAILABILITY OF PROXY MATERIALS

We have included with this proxy statement a copy of the Company's 2008 Annual Report that includes the Company's Annual Report on Form 10-K. Upon written request, the Company will furnish without charge additional copies of the Company's Annual Report. Such requests should be directed to Mr. Roger A. Cooke, Secretary, Precision Castparts Corp., 4650 SW Macadam Avenue, Ste. 400, Portland, OR 97239-4262.

Important Notice Regarding the Availability of Proxy Materials for the Precision Castparts Corp. 2008 Annual Meeting of Shareholders to Be Held on August 12, 2008: the Proxy Statement and the Annual Report on Form 10-K are available at http://www.precast.com.

METHOD AND COST OF SOLICITATION

The Company will pay the cost of soliciting proxies. In addition to soliciting proxies by mail, the Company's employees may request the return of proxies in person or by telephone. The Company has also hired The Proxy Advisory Group, LLC to assist with Annual Meeting procedures and to solicit proxies for a fee of $10,000. Brokers and persons holding shares for the benefit of others may incur expenses in forwarding proxies and accompanying materials and in obtaining permission from beneficial owners to execute proxies. On request, the Company will reimburse those expenses.

HOUSEHOLDING

The Company has adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, shareholders of record who have the same address receive only one copy of the Notice Regarding the Availability of Proxy Materials or the Proxy Statement and Annual Report, as applicable. Shareholders who participate in householding continue to receive separate proxy forms. Householding does not affect dividend check mailings.

Any shareholder who would prefer to have a separate copy of the Notice Regarding the Availability of Proxy Materials, Proxy Statement or Annual Report delivered to him or her at the shared address for this and future years may elect to do so by calling (503) 417-4822 or by writing to Mr. Roger A. Cooke, Secretary, Precision Castparts Corp., 4650 SW Macadam Avenue, Ste. 400, Portland, OR 97239-4262. A copy of the materials will be sent promptly to the shareholder following receipt of such notice.

DISCRETIONARY AUTHORITY

While the Notice of Annual Meeting of Shareholders provides for transaction of such other business as may properly come before the Annual Meeting, the Board of Directors has no knowledge of any matters to be presented at the meeting other than those referred to in this proxy statement. However, the enclosed proxy gives discretionary authority in the event that any other matters should be presented.

SHAREHOLDER PROPOSALS

Shareholders wishing to present proposals for action at an Annual Meeting must do so in accordance with the Company's bylaws. To be timely, a shareholder's notice must be in writing and delivered to or mailed and received at the principal executive office of the Company not less than 50 days nor more than 75 days prior to that year's Annual Meeting; provided, however, that in the event less than 65 days' notice or prior public disclosure of the meeting is given or made to shareholders, notice by the shareholder, to be timely, must be received not later than the close of business on the 15th day following the date on which such notice of the Annual Meeting was mailed or such public disclosure was made, whichever first occurs. For purposes of the Company's 2009 Annual Meeting, such notice, to be timely, must be received by the Company between May 28, 2009 and June 22, 2009. In addition, SEC rules require that any shareholder proposal to be considered for inclusion in next year's Annual Meeting proxy materials be received at the Company's principal office by March 3, 2009. The Company's mailing address is 4650 SW Macadam, Suite 400, Portland, Oregon 97239.

Whether you plan to attend the Annual Meeting or not, please submit a proxy through the internet or sign and return the enclosed proxy form in the enclosed, stamped envelope if this proxy was received by mail.

/s/ ROGER A. COOKE

Roger A. Cooke
Secretary

Portland, Oregon
July 1, 2008

EXHIBIT A

PRECISION CASTPARTS CORP.

2008 EMPLOYEE STOCK PURCHASE PLAN

1. Purpose of the Plan. Precision Castparts Corp. (the "Company") believes that ownership of shares of its common stock by its employees, and by the employees of its subsidiaries, is desirable as an incentive to better performance and improvement of profits, and as a means by which employees may share in the Company's growth and success. The purpose of the Precision Castparts Corp. 2008 Employee Stock Purchase Plan (the "Plan") is to provide a convenient means for employees of the Company and its subsidiaries to purchase the Company's stock. The Company intends that the Plan qualify as an employee stock purchase plan under section 423 of the Internal Revenue Code of 1986, as amended (the "IRC"), and the Plan shall be construed in a manner consistent with that intent.

2. Shares Reserved for the Plan. There are 3,000,000 shares of the Company's authorized but unissued Common Stock (the "Common Stock") reserved for the Plan. The number of shares reserved is subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations or other changes in the outstanding Common Stock. The determination of whether an adjustment shall be made and the manner of any adjustment shall be made by the Board of Directors of the Company (the "Board of Directors") without any further approval from the shareholders, which determination shall be conclusive.

3. Administration of the Plan. The Plan shall be administered by the Employee Stock Purchase Plan Committee (the "Committee"), which shall consist of three or more employees appointed by the Board of Directors. The Board of Directors may at any time remove any member of the Committee, with or without cause, fill vacancies and appoint new members of Committee. The Committee shall have authority to promulgate rules and regulations for the operation of the Plan, to adopt forms for use in connection with the Plan, to decide any question of interpretation of the Plan or rights arising under the Plan and generally to supervise the administration of the Plan. The Committee may consult with counsel for the Company on any matter arising under the Plan. All determinations and decisions of the Committee on administrative matters shall be conclusive.

4. Eligible Employees. Except as provided below, all full-time employees of the Company and all full-time employees of any domestic or foreign subsidiary of the Company that is designated by the Board of Directors as a participant in the Plan (a "Participating Subsidiary") are eligible to participate in the Plan. Any employee who, after receiving an option pursuant to the Plan, would own or be deemed under IRC section 424(d) to own stock (including stock that may be purchased under any outstanding options) possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or, if applicable, its parent or subsidiaries, shall be ineligible to participate in the Plan. A full-time employee is one who is an employee of the Company or of any Participating Subsidiary on the date an option is granted pursuant to the Plan, excluding, however, any employee whose customary employment is fewer than 20 hours per week or whose customary employment is for not more than five months per calendar year. An employee shall be treated as employed continuously for all purposes of the Plan during any period not exceeding three months during which he or she is on sick, military or other bona fide leave of absence, including layoff, or, if longer, so long as the employee's right to reemployment is provided either by statute or by contract. If the period of leave exceeds three months and the employee's right to reemployment is not provided either by statute or by contract, the employment relationship shall, for purposes of the Plan, be deemed to terminate on the first day immediately following the three-month period.

5. Participation in the Plan. The Board of Directors may make an option grant under the Plan to all, but not fewer than all, eligible employees as of a specific date during the first month of each calendar year (the "Offer Date"). In addition, in connection with an acquisition of a subsidiary that is designated as a Participating Subsidiary, or an acquisition of assets and related employees by the Company or a Participating

Subsidiary, the Board of Directors may make an option grant under the Plan to all, but not fewer than all, eligible employees of the subsidiary or eligible employees hired in connection with the asset acquisition, as the case may be, as of a specific date (the "Special Offer Date"), provided that the Board of Directors shall have determined that such option grant is consistent with the requirements of IRC section 423. Shares subject to the options, to the extent of exercise of the options by eligible employees, shall be purchased on December 31 of the year in which the Offer Date or Special Offer Date, as applicable, occurs (the "Purchase Date"). To the extent options granted under the Plan are not exercised by the Purchase Date, the options shall expire and be of no further force or effect.

Options granted pursuant to the Plan in any calendar year shall give each eligible employee the right to purchase shares of Common Stock at the Purchase Price with payroll deductions up to 10 percent of eligible compensation, which shall mean base pay, overtime, shift differential, bonus, vacation, holiday, salary continuation and other leave paid by PCC to the Plan participant. The maximum number of shares that can be purchased by any eligible employee in any calendar year is the lesser of 2,000 shares or shares with a fair market value of $25,000 on the Offer Date or Special Offer Date, as applicable.

No options may be granted pursuant to the Plan that would allow an employee's right to purchase shares under all stock purchase plans of the Company and its subsidiaries, to which IRC section 423 applies, to accrue at a rate that exceeds $25,000 of fair market value of shares (determined on the Offer Date or Special Offer Date, as applicable) for the calendar year in which the Offer Date or Special Offer Date, as applicable, occurs. For this purpose, the right to purchase shares pursuant to an option accrues on the Purchase Date.

An employee may participate in the Plan with respect to all or a portion of the shares covered by the option by submitting to the Company, on a form supplied by the Company, a subscription and payroll deduction authorization. The payroll deduction authorization will authorize the employer to deduct a specific.amount from each of the employee's paychecks beginning with the payroll period after which the payroll deduction authorization was submitted and continuing until the last payroll period before the Purchase Date or until the employee amends or terminates the payroll deduction authorization. With respect to each applicable pay period, an employee may specify a payroll deduction percentage that is at least 1 percent and not greater than 10 percent of such employee's eligible compensation for the pay period. The payroll deduction percentage applicable to any pay period shall also apply to any non-recurring payment of eligible compensation (*e.g.*, a bonus payment) made during that pay period. After an employee has begun participating in the Plan by initiating payroll deductions, the employee may change the authorized payroll deduction percentage at each pay period, and the change will be effective in the next payroll period. An employee may suspend the deduction at any time, and the suspension will be effective in the next payroll period after the deduction is suspended. Accumulated deductions will be refunded, without interest, within 30 days upon written request. Otherwise, the accumulated amount will be used to purchase shares as described below. After suspension, deduction may be resumed by submitting a new subscription and payroll deduction authorization. If (i) an employee's employer ceases to be a Participating Subsidiary, or (ii) an employee's employment with the Company or a Participating Subsidiary is terminated, other than on account of death, accumulated payroll deductions will be refunded, without interest, within 30 days. On termination due to death, the representative of the estate of the deceased employee may elect to have the accumulated payroll deductions refunded as described above. Otherwise, the accumulated amount will be used to purchase shares as described below.

6. Purchase of Shares. All amounts withheld from an employee's pay pursuant to Section 5 shall be credited to an account established for the employee under the Plan (the "employee's account"). No interest will be paid on the accounts. The total amount credited to an employee's account on the Purchase Date will be used to purchase full and fractional shares under the Plan, subject to the applicable limits on available shares. If the total amount in any employee's account, or the aggregate of all employees' accounts, would purchase shares in excess of the applicable limits, the excess will be refunded, without interest, to the employees affected by the limits. Notwithstanding any of the foregoing, (A) no shares may be purchased under the Plan until the Plan has been approved by the holders of a majority of the Common Stock voted on the Plan at a validly held meeting of shareholders, and (B) all accumulated deductions will be refunded, without interest, if the Plan has not been so approved before December 31, 2008.

7. Purchase Price. The price at which a share of Common Stock may be purchased pursuant to the Plan shall be specified by the Board of Directors at the time of option grant, but shall not be less than the lower of (i) 85 percent of the fair market value of a share of Common Stock on the Offer Date or Special Offer Date, as applicable, or (ii) 85 percent of the fair market value of a share of Common Stock on the Purchase Date. Unless otherwise specified by the Board of Directors, the fair market value of a share of Common Stock shall be the closing price of a share of Common Stock on the New York Stock Exchange for such date, as published in *The Wall Street Journal*. In the event that the Common Stock is no longer listed on the New York Stock Exchange, then the Board of Directors or the Committee shall substitute a comparable source of closing price information.

8. Delivery and Custody of Shares. Full and fractional shares determined as of the Purchase Date will be credited to each employee's account within 30 days after the Purchase Date. Shares purchased by employees pursuant to the Plan shall be held by Fidelity Investments, Fidelity Stock Plan Services or a successor custodian approved by the Committee (the "Custodian"). By appropriate instructions to the Custodian on forms to be provided for the purpose, an employee may obtain electronic or physical delivery into the employee's own name, or the employee's brokerage account, of all or part of the whole shares held by the Custodian for the employee's account, and delivery of those shares to the employee. Any fractional shares held by the Custodian for the employee's account will be settled for cash. Upon an employee's written, telephonic or electronic request to the Custodian, all or part of the employee's full and fractional shares credited to an employee's account shall be sold by the Custodian's discount brokerage company. The employee shall pay the brokerage company's charges for such sale.

9. Records and Statements. The Company shall keep records of payroll deductions during the year and transmit the records to the Custodian on a timely basis. Active Plan participants shall receive a quarterly statement within 30 days after the end of each quarter which shows the share value and activity in the employee's account, unless electronic delivery of Plan activity has been selected. Participants will be furnished such other reports and statements, and at such intervals, as the Committee shall determine from time to time.

10. Expenses of the Plan. The Company will pay all expenses, except brokerage fees on sales of shares and any fees specific to an employee's individual account with the Custodian, incident to operation of the Plan, including costs of record keeping, accounting fees, legal fees, commissions and issue or transfer taxes on purchases of Common Stock pursuant to the Plan.

11. Rights Not Transferable. Rights to purchase shares under the Plan shall not be transferable or assignable by the employee except by will or by the laws of descent and distribution of the state or country of the employee's domicile at the time of death and shall be exercisable during the employee's lifetime only by the employee.

12. Limitations on Rights to Purchase Shares.

(a) Except as provided in Section 12(b) of the Plan, no shares may be purchased under the Plan unless the purchaser is employed by the Company or a Participating Subsidiary on the Purchase Date and shall have been so employed continuously since the Offer Date or Special Offer Date, as applicable.

(b) If the employee's employment by the Company or a Participating Subsidiary is terminated by death, any shares available for purchase by the employee shall be purchased on the Purchase Date (although, as described above, the representative of the estate of the deceased employee may elect before the Purchase Date to have the accumulated payroll deductions refunded without interest).

13. Dividends and Other Distributions. Dividends and other distributions, if any, on shares held by the Custodian shall be paid to the Custodian and held by it for the account of the respective employees entitled to them. Cash dividends or distributions paid to the Custodian shall be in proportion to the number of shares held in the employees' accounts. Dividends and other distributions, if any, on shares held directly by employees shall be issued currently to the employees entitled to them.

14. Voting and Shareholder Communications. In connection with voting on any matter submitted to the shareholders of the Company, the Custodian shall vote the shares it holds for each employee's account in accordance with instructions from the employee or, if requested by an employee, shall furnish to the employee a proxy authorizing the employee to vote the shares. Copies of all general communications to shareholders of the Company shall be sent to employees participating in the Plan.

15. Responsibility. Neither the Company, the Board of Directors, any Participating Subsidiary, nor any officer or employee of any of them shall be liable to any employee under the Plan for any mistake of judgment or for any omission or wrongful act unless resulting from willful misconduct or intentional misfeasance.

16. Conditions and Approvals. The obligations of the Company under the Plan shall be subject to compliance with all applicable state and federal laws and regulations, the rules of any stock exchange on which the Company's securities may be listed, and the approval of federal and state authorities or agencies with jurisdiction in the matter. The Company shall use its best efforts to comply with such laws, regulations, and rules and to obtain required approvals.

17. Amendment of the Plan. The Board of Directors may from time to time amend the Plan in any and all respects, except that without the affirmative vote of the holders of a majority of the shares of the Company voting on the amendment at a validly held meeting of shareholders, the Board of Directors may not (a) increase the number of shares reserved for the Plan (except for adjustments in the event of stock dividends, stock splits, combinations of shares, recapitalizations, or other changes in the outstanding Common Stock) or (b) modify the eligibility requirements under the Plan.

18. Termination of the Plan. The Plan shall terminate when all of the shares reserved for purposes of the Plan have been purchased, provided that the Board of Directors in its sole discretion may at any time terminate the Plan without any obligation on account of such termination, except that such termination shall not affect outstanding rights to purchase shares on the Purchase Date. With the consent of the shareholders, additional Common Stock may be reserved for the Plan. Notwithstanding anything in the Plan to the contrary, in the event of a change in control of the Company, if the Board of Directors determines that the operation or administration of the Plan could prevent participating employees from obtaining the benefit of the timely exercise of their options under the Plan, the Plan may be terminated in any manner deemed by the Board of Directors to provide equitable treatment to participating employees. Equitable treatment may include, but is not limited to, (i) the setting by the Board of Directors of an interim purchase date or (ii) the payment to each participating employee of the amount of contributions standing to such participating employee's account as of the date of the change in control, plus, except in the case of a participating employee who is subject to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), an additional amount equal to the product of (A) the number of full shares of Common Stock that could have been purchased for the participating employee immediately prior to the change in control with the contributions standing to such participating employee's account as of the date of the change in control at the purchase price (determined under Section 7) as of the Offer Date or Special Offer Date, as applicable (the "Purchase Price") and (B) the excess, if any, of the highest price paid per share of Common Stock in connection with the change in control of the Company over the Purchase Price.

For purposes of the Plan, a "change in control" of the Company shall have occurred if:

(a) any "person," as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company, or any company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 20 percent of the combined voting power of the Company's then outstanding securities;

(b) during any period of two consecutive years (not including any period prior to the execution of this Agreement), individuals who at the beginning of such period constitute the Board of Directors, and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (a), (c) or (d) of this section) whose election by the Board of Directors or nomination for election by the Company's shareholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority thereof;

(c) the shareholders of the Company approve a merger or consolidation of the Company with any other company, other than (1) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50 percent of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation, or (2) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no "person" (as hereinabove defined) acquires more than 20 percent of the combined voting power of the Company's then outstanding securities; or

(d) the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets.

19. Tax Withholding. Each participant who has purchased shares under the Plan shall immediately upon notification of the amount due, if any, pay to the Company in cash amounts necessary to satisfy any applicable federal, state and local tax withholding determined by the Company to be required. If the Company determines that additional withholding is required beyond any amount deposited at the time of purchase, the participant shall pay such amount to the Company on demand. If the participant fails to pay the amount demanded, the Company may withhold that amount from other amounts payable by the Company to the participant, including salary, subject to applicable law.

20. Effective Date. This Plan shall become effective January 1, 2008 (the "Effective Date") provided that no options granted under the Plan may be exercised until the Plan has been approved by the holders of a majority of the Common Stock voted on the Plan at a validly held meeting of shareholders.

EXHIBIT B

2001 STOCK INCENTIVE PLAN, AS AMENDED

(marked to show proposed amendments)

1. Purpose. The purpose of this 2001 Stock Incentive Plan (the "Plan") is to enable Precision Castparts Corp. (the "Company") to attract and retain the services of (i) selected employees, officers and directors of the Company or any parent or subsidiary of the Company and (ii) selected nonemployee agents, consultants, advisers and independent contractors of the Company or any parent or subsidiary of the Company. For purposes of this Plan, a person is considered to be employed by or in the service of the Company if the person is employed by or in the service of any entity (the "Employer") that is either the Company or a parent or subsidiary of the Company. As used in this Section 1, the term "subsidiary" shall include corporations, limited liability companies, partnerships or other entities directly or indirectly controlled by the Company.

2. Shares Subject to the Plan. Subject to adjustment as provided below and in Section ~~9,~~10, the shares to be offered under the Plan shall consist of Common Stock of the Company, and the total number of shares of Common Stock that may be issued under the Plan shall be ~~3,000,000~~ 10,273,682 shares,[1] plus the number of shares subject to outstanding stock options as of May 30, 2008 under the Company's 1999 Nonqualified Stock Option Plan that expire or terminate after May 30, 2008 and on or before May 30, 2018 without being exercised. Any shares granted as options or stock appreciation rights are counted against this limit as one share for every one share granted. Any shares granted as awards other than options or stock appreciation rights are counted against this limit as two shares for every one share granted. If an option ~~or~~, stock appreciation right or Performance-Based Award (as defined in Section 9 below) granted under the Plan expires, terminates or is canceled, the unissued shares subject to that option ~~or~~, stock appreciation right or Performance-Based Award shall again be available under the Plan. If shares awarded as a bonus pursuant to Section 7 or sold pursuant to Section 8 under the Plan are forfeited to or repurchased by the Company, the number of shares forfeited or repurchased (multiplied by two) shall again be available under the Plan. If restricted stock units awarded under Section 8 are cancelled or forfeited, ~~any~~ the number of shares of Common Stock deliverable in connection with such restricted stock units (multiplied by two) shall again be available under the Plan.

3. Effective Date and Duration of Plan.

3.1 ***Effective Date***. The Plan shall become effective as of May 24, 2001. No Incentive Stock Option (as defined in Section 5 below) granted under the Plan shall become exercisable and no payments shall be made under a Performance-Based Award, however, until the Plan is approved by the affirmative vote of the holders of a majority of the shares of Common Stock represented at a shareholders meeting at which a quorum is present or by means of consent resolutions, and the exercise of any Incentive Stock Options granted under the Plan before approval shall be conditioned on and subject to that approval. Subject to this limitation, options ~~and~~, stock appreciation rights and Performance-Based Awards may be granted and shares may be awarded as bonuses or sold under the Plan at any time after the effective date and before termination of the Plan.

3.2 ***Duration***. The Plan shall continue in effect until all shares available for issuance under the Plan have been issued and all restrictions on the shares have lapsed. The Board of Directors may suspend or terminate the Plan at any time except with respect to options and shares subject to restrictions then outstanding under the Plan. Termination shall not affect any outstanding ~~options, restricted stock units~~ awards or any right of the Company to repurchase shares or the forfeitability of shares issued under the Plan.

---

1 Comprised of:

3,000,000 original shares (adjusted for 2-for-1 stock split effected on September 9, 2005)
5,000,000 new shares
2,273,682 shares available under the 1999 Nonqualified Stock Option Plan
10,273,682

4. Administration.

4.1 ***Board of Directors***. The Plan shall be administered by the Board of Directors of the Company, which shall determine and designate the individuals to whom awards shall be made, the amount of the awards and the other terms and conditions of the awards. Subject to the provisions of the Plan, the Board of Directors may adopt and amend rules and regulations relating to administration of the Plan, advance the lapse of any waiting period, accelerate any exercise date, waive or modify any restriction applicable to shares (except those restrictions imposed by law) and make all other determinations in the judgment of the Board of Directors necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Board of Directors shall be final and conclusive. The Board of Directors may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it deems expedient to carry the Plan into effect, and the Board of Directors shall be the sole and final judge of such expediency.

4.2 ***Committee***. The Board of Directors may delegate to any committee of the Board of Directors (the "Committee") any or all authority for administration of the Plan. Authority to make discretionary awards to non-employee directors of the Company shall be delegated to a Committee comprised entirely of independent directors. If authority is delegated to the Committee, all references to the Board of Directors in the Plan shall mean and relate to the Committee, except (i) as otherwise provided by the Board of Directors and (ii) that only the Board of Directors may amend or terminate the Plan as provided in Sections 3 and ~~10.~~ 11.

~~4.3 *Officers*. The Board of Directors may delegate to any officer or officers of the Company authority to grant awards under the Plan, subject to any restrictions imposed by the Board of Directors.~~

5. Awards.

5.1 ***Types of Awards, Eligibility, Limitations***. The Board of Directors may, from time to time, take the following actions, separately or in combination, under the Plan: (i) grant Incentive Stock Options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), as provided in Sections 6.1 and 6.2; (ii) grant options other than Incentive Stock Options ("Non-Statutory Stock Options") as provided in Sections 6.1 and 6.3; (iii) grant stock appreciation rights as provided in Section 6.4; (iv) award stock bonuses as provided in Section 7; (v) ~~sell~~ issue shares subject to restrictions as provided in Section 8.1; ~~and~~ (vi) grant restricted stock units as provided in Section 8.2; and (vii) award Performance-Based Awards as provided in Section 9. Awards may be made to employees, including employees who are officers or directors, and to other individuals described in Section 1 selected by the Board of Directors; provided, however, that ~~(i)~~ only employees of the Company or any parent or subsidiary of the Company (as defined in subsections 424(e) and 424(f) of the Code) are eligible to receive Incentive Stock Options under the Plan~~, and (ii) the Company shall not issue or sell more than 20 percent of the shares reserved for issuance under the Plan as stock bonuses as provided in Section 7 or shares issued as restricted stock or in connection with restricted stock units as provided in Section 8, aggregating for purposes of this limitation all shares issued under Section 7 and Section 8~~. The Board of Directors shall select the individuals to whom awards shall be made and shall specify the action taken with respect to each individual to whom an award is made. At the discretion of the Board of Directors and except as provided in Section 5.2, an individual may be given an election to surrender an award in exchange for the grant of a new award. No employee may be granted options or stock appreciation rights for more than an aggregate of 1,000,000[2] shares of Common Stock in the calendar year in which the employee is hired or 600,000[2] shares of Common Stock in any other calendar year.

5.2 ***No Repricing of Options***. Notwithstanding anything to the contrary in the Plan, the Company shall not engage in any repricing of options granted under the Plan without further shareholder approval. For this purpose, the term "repricing" shall mean any of the following or any other action that has the same effect: (i) lowering the exercise price of an option after it is granted (except in accordance with Section 10),

2 Adjusted for 2-for-1 stock split effected on September 9, 2005.

(ii) buying-out an outstanding option at a time when its exercise price exceeds the fair market value of the underlying stock for cash or shares, (iii) any other action that is treated as a repricing under generally accepted accounting principles, or (iv) canceling an option at a time when its exercise price exceeds the fair market value of the underlying stock in exchange for another option, restricted stock, or other equity of the Company, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off, or similar corporate transaction.

6. Stock Options; Stock Appreciation Rights.

6.1 ***General Rules Relating to Options.***

6.1-1 Terms of Grant. The Board of Directors may grant options under the Plan. With respect to each option grant, the Board of Directors shall determine the number of shares subject to the option, the exercise price, the period of the option, the time or times at which the option may be exercised and whether the option is an Incentive Stock Option or a Non-Statutory Stock Option. ~~At the time of the grant of an option or at any time thereafter, the Board of Directors may provide that an optionee who exercised an option with Common Stock of the Company shall automatically receive a new option to purchase additional shares equal to the number of shares surrendered and may specify the terms and conditions of such new options~~.

6.1-2 Nontransferability. Each Incentive Stock Option and, unless otherwise determined by the Board of Directors, each other option granted under the Plan by its terms (i) shall be nonassignable and nontransferable by the optionee, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the optionee's domicile at the time of death, and (ii) during the optionee's lifetime, shall be exercisable only by the optionee.

6.1-3 Payment on Exercise. Unless the Board of Directors determines otherwise, on or before the date specified for completion of the purchase of shares pursuant to an option exercise, the optionee must pay the Company the full purchase price of those shares in cash or by check or, with the consent of the Board of Directors, in whole or in part, in Common Stock of the Company valued at fair market value, restricted stock or other contingent awards denominated in either stock or cash, promissory notes and other forms of consideration. ~~Unless otherwise determined by the Board of Directors, any Common Stock provided in payment of the purchase price must have been previously acquired and held by the optionee for at least six months.~~The fair market value of Common Stock provided in payment of the purchase price shall be the closing price of the Common Stock last reported before the time payment in Common Stock is made or, if earlier, committed to be made, if the Common Stock is publicly traded, or another value of the Common Stock as specified by the Board of Directors. No shares shall be issued until full payment for the shares has been made, including all amounts owed for tax withholding. With the consent of the Board of Directors, an optionee may request the Company to apply automatically the shares to be received upon the exercise of a portion of a stock option (even though stock certificates have not yet been issued) to satisfy the purchase price for additional portions of the option.

6.1-4 Limitations on Grants to Non-Exempt Employees. Unless otherwise determined by the Board of Directors, if an employee of the Company or any parent or subsidiary of the Company is a non-exempt employee subject to the overtime compensation provisions of Section 7 of the Fair Labor Standards Act (the "FLSA"), any option granted to that employee shall be subject to the following restrictions: (i) the option price shall be at least 100 percent of the fair market value, as described in Section 6.3-1, of the Common Stock subject to the option on the date it is granted; and (ii) the option shall not be exercisable until at least six months after the date it is granted; provided, however, that this six-month restriction on exercisability will cease to apply if the employee dies, becomes disabled or retires, there is a change in ownership of the Company, or in other circumstances permitted by regulation, all as prescribed in Section 7(e)(8)(B) of the FLSA.

6.2 ***Incentive Stock Options***. Incentive Stock Options shall be subject to the following additional terms and conditions:

6.2-1 Limitation on Amount of Grants. If the aggregate fair market value of stock (determined as of the date the option is granted) for which Incentive Stock Options granted under this Plan (and any other stock incentive plan of the Company or its parent or subsidiary corporations, as defined in subsections 424(e) and 424(f) of the Code) are exercisable for the first time by an employee during any calendar year exceeds $100,000, the portion of the option or options not exceeding $100,000, to the extent of whole shares, will be treated as an Incentive Stock Option and the remaining portion of the option or options will be treated as a Non-Statutory Stock Option. The preceding sentence will be applied by taking options into account in the order in which they were granted. If, under the $100,000 limitation, a portion of an option is treated as an Incentive Stock Option and the remaining portion of the option is treated as a Non-Statutory Stock Option, unless the optionee designates otherwise at the time of exercise, the optionee's exercise of all or a portion of the option will be treated as the exercise of the Incentive Stock Option portion of the option to the full extent permitted under the $100,000 limitation. If an optionee exercises an option that is treated as in part an Incentive Stock Option and in part a Non-Statutory Stock Option, the Company will designate the portion of the stock acquired pursuant to the exercise of the Incentive Stock Option portion as Incentive Stock Option stock by issuing a separate certificate for that portion of the stock and identifying the certificate as Incentive Stock Option stock in its stock records.

6.2-2 Limitations on Grants to 10 Percent Shareholders. An Incentive Stock Option may be granted under the Plan to an employee possessing more than 10 percent of the total combined voting power of all classes of stock of the Company or any parent or subsidiary (as defined in subsections 424(e) and 424(f) of the Code) only if the option price is at least 110 percent of the fair market value, as described in Section 6.2-4, of the Common Stock subject to the option on the date it is granted and the option by its terms is not exercisable after the expiration of five years from the date it is granted.

6.2-3 Duration of Options. Subject to Sections 6.5-1, 6.5-2 and 6.2-2, Incentive Stock Options granted under the Plan shall continue in effect for the period fixed by the Board of Directors, except that by its terms no Incentive Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

6.2-4 Option Price. The option price per share shall be determined by the Board of Directors at the time of grant. Except as provided in Section 6.2-2, the option price shall not be less than 100 percent of the fair market value of the Common Stock covered by the Incentive Stock Option at the date the option is granted. The fair market value shall be the closing price of the Common Stock last reported before the time the option is granted, if the stock is publicly traded, or another value of the Common Stock as specified by the Board of Directors.

6.2-5 Limitation on Time of Grant. No Incentive Stock Option shall be granted on or after the tenth anniversary of the last action by the Board of Directors adopting the Plan or approving an increase in the number of shares available for issuance under the Plan, which action was subsequently approved within 12 months by the shareholders.

6.2-6 Early Dispositions. If within two years after an Incentive Stock Option is granted or within 12 months after an Incentive Stock Option is exercised, the optionee sells or otherwise disposes of Common Stock acquired on exercise of the Option, the optionee shall within 30 days of the sale or disposition notify the Company in writing of (i) the date of the sale or disposition, (ii) the amount realized on the sale or disposition and (iii) the nature of the disposition (e.g., sale, gift, etc.).

6.3 ***Non-Statutory Stock Options***. Non-Statutory Stock Options shall be subject to the following terms and conditions, in addition to those set forth in Section 6.1 above:

6.3-1 Option Price. The option price for Non-Statutory Stock Options shall be determined by the Board of Directors at the time of grant, and shall not be less than 100 percent of the fair market value of the Common Stock covered by the Non-Statutory Stock Option at the date the option is granted. The fair market value shall be the closing price of the Common Stock last reported before the time the option is granted, the lowest reported sale price on the date of grant, or another value of the Common Stock as specified by the Board of Directors.

6.3-2 Duration of Options. Non-Statutory Stock Options granted under the Plan shall continue in effect for the period fixed by the Board of Directors, except that by its terms no Non-Statutory Stock Option shall be exercisable after the expiration of 10 years from the date it is granted.

6.4 ***Stock Appreciation Rights.***

6.4-1 Grant. Stock appreciation rights may be granted under the Plan by the Board of Directors, subject to such rules, terms, and conditions as the Board of Directors prescribes. With respect to any stock options granted after May 19, 2004, the Board of Directors may provide that at a later date stock appreciation rights may be granted in substitution for stock options granted under the Plan. With respect to each grant, the Board shall determine the number of shares subject to the stock appreciation right, the period of the stock appreciation right, and the time or times at which the stock appreciation right may be exercised. Stock appreciation rights shall continue in effect for the period fixed by the Board of Directors except that by its terms no stock appreciation right shall be exercisable after the expiration of 10 years from the date it is granted.

6.4-2 Stock Appreciation Rights Granted in Connection with Options. If a stock appreciation right is granted in connection with an option, the stock appreciation right shall be exercisable only to the extent and on the same conditions that the related option could be exercised. Upon exercise of a stock appreciation right, any option or portion thereof to which the stock appreciation right relates terminates. If a stock appreciation right is granted in connection with an option, upon exercise of the option, the stock appreciation right or portion thereof to which the grant relates terminates.

6.4-3 Exercise. Each stock appreciation right shall entitle the holder, upon exercise, to receive from the Company in exchange therefor an amount equal in value to the excess of the fair market value on the date of exercise of one share of Common Stock of the Company over its fair market value on the date of grant (or, in the case of a stock appreciation right granted in connection with an option, the option price per share under the option to which the stock appreciation right relates), multiplied by the number of shares covered by the stock appreciation right or the option, or portion thereof, that is surrendered. No stock appreciation right shall be exercisable at a time that the amount determined under this subparagraph is negative. Payment by the Company upon exercise of a stock appreciation right shall be made in Common Stock valued at fair market value. For this purpose, the fair market value of the Common Stock shall be the closing price of the Common Stock last reported before the time of exercise, or such other value of the Common Stock as specified by the Board of Directors.

6.4-4 Fractional Shares. No fractional shares shall be issued upon exercise of a stock appreciation right. In lieu thereof, cash may be paid in an amount equal to the value of the fraction or, if the Board of Directors shall determine, the number of shares may be rounded downward to the next whole share.

6.4-5 Nontransferability. Each stock appreciation right granted in connection with an Incentive Stock Option and, unless otherwise determined by the Board of Directors, each other stock appreciation right granted under the Plan by its terms shall be nonassignable and nontransferable by the holder, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the holder's domicile at the time of death, and each stock appreciation right by its terms shall be exercisable during the holder's lifetime only by the holder.

6.5 ***Exercise of Options and Stock Appreciation Rights***

6.5-1 Exercise. Except as provided in Section 6.5-2 or as determined by the Board of Directors, no option or stock appreciation right granted under the Plan may be exercised unless at the time of exercise the holder is employed by or in the service of the Company and shall have been so employed or provided such service continuously since the date the option or stock appreciation right was granted. Except as provided in Sections 6.5-2 and ~~9,~~10, options and stock appreciation rights granted under the Plan may be exercised from time to time over the period stated in each option or stock appreciation right in amounts and at times prescribed by the Board of Directors, provided that options and stock appreciation rights may not be exercised for fractional shares. Unless otherwise determined by the Board of Directors, if a holder does not exercise an option or stock appreciation right in any one year for the full number of shares to which the holder is entitled in that year, the holder's rights shall be cumulative and the holder may acquire those shares in any subsequent year during the term of the option or stock appreciation right.

6.5-2 Termination of Employment or Service.

6.5-2(a) General Rule. Unless otherwise determined by the Board of Directors, if a holder's employment or service with the Company terminates for any reason other than because of total disability, death or, in the case of Nonstatutory Stock Options or stock appreciation rights, bona fide early retirement, as provided in Sections 6.5-2(b), (c) and (d), his or her option or stock appreciation right may be exercised at any time before the expiration date of the option or stock appreciation right or the expiration of 3 months (6 months in the case of Nonstatutory Stock Options or stock appreciation rights) after the date of termination, whichever is the shorter period, but only if and to the extent the holder was entitled to exercise the option or stock appreciation right at the date of termination.

6.5-2(b) Termination Because of Total Disability. Unless otherwise determined by the Board of Directors, if a holder's employment or service with the Company terminates because of total disability, his or her option or stock appreciation right may be exercised at any time before the expiration date of the option or stock appreciation right or before the date 3 months after the date of termination (6 months in the case of Nonstatutory Stock Options or stock appreciation rights), whichever is the shorter period, but only if and to the extent the holder was entitled to exercise the option or stock appreciation right at the date of termination. The term "total disability" means a medically determinable mental or physical impairment that is expected to result in death or has lasted or is expected to last for a continuous period of 12 months or more and that, in the opinion of the Company and two independent physicians, causes the holder to be unable to perform his or her duties as an employee, director, officer or consultant of the Employer and unable to be engaged in any substantial gainful activity. Total disability shall be deemed to have occurred on the first day after the two independent physicians have furnished their written opinion of total disability to the Company and the Company has reached an opinion of total disability.

6.5-2(c) Termination Because of Death. Unless otherwise determined by the Board of Directors, if a holder dies while employed by or providing service to the Company, his or her option or stock appreciation right may be exercised at any time before the expiration date of the option or stock appreciation right or before the date 12 months after the date of death, whichever is the shorter period, but only if and to the extent the holder was entitled to exercise the option or stock appreciation right at the date of death and only by the person or persons to whom the holder's rights under the option or stock appreciation right shall pass by the holder's will or by the laws of descent and distribution of the state or country of domicile at the time of death.

6.5-2(d) Termination Upon Retirement at Normal Retirement Age or at Bona Fide early Retirement. Unless otherwise determined by the Board of Directors, in ~~In~~ the event the employment of a holder by the Company or by any subsidiary of the Company is terminated by retirement at normal retirement age as defined under the provisions of the Company's Retirement Plan or under conditions of bona fide early retirement, any Non-Statutory Stock Option or stock appreciation right may be exercised at any time prior to its expiration date or the expiration of twelve months after the date of such termination of employment, whichever is the shorter period, but only if and to the extent the holder was entitled to exercise the option or stock appreciation right on the date of such termination.

6.5-2(e) Amendment of Exercise Period Applicable to Termination. The Board of Directors may at any time extend the 3-month, 6-month and 12-month exercise periods any length of time not longer than the original expiration date of the option or stock appreciation right. The Board of Directors may at any time increase the portion of an option or stock appreciation right that is exercisable, subject to terms and conditions determined by the Board of Directors.

6.5-2(f) Failure to Exercise Option or Stock Appreciation Right. To the extent that the option or stock appreciation right of any deceased holder or any holder whose employment or service terminates is not exercised within the applicable period, all further rights to purchase shares pursuant to the option or stock appreciation right shall cease and terminate.

6.5-2(g) Leave of Absence. Absence on leave approved by the Employer or on account of illness or disability shall not be deemed a termination or interruption of employment or service. Unless otherwise determined by the Board of Directors, vesting of options and stock appreciation rights shall continue during a medical, family or military leave of absence, whether paid or unpaid, and vesting of options and stock appreciation rights shall be suspended during any other unpaid leave of absence.

6.5-3 Notice of Exercise. Unless the Board of Directors determines otherwise, shares may be acquired pursuant to an option or stock appreciation right granted under the Plan only upon the Company's receipt of written notice from the holder of the holder's binding commitment to purchase shares, specifying the number of shares the holder desires to acquire under the option or stock appreciation right and the date on which the holder agrees to complete the transaction, and, if required to comply with the Securities Act of 1933, containing a representation that it is the holder's intention to acquire the shares for investment and not with a view to distribution.

6.5-4 Tax Withholding. Each holder who has exercised an option or stock appreciation right shall, immediately upon notification of the amount due, if any, pay to the Company in cash or by check amounts necessary to satisfy any applicable federal, state and local tax withholding requirements. If additional withholding is or becomes required (as a result of exercise of an option or stock appreciation right or as a result of disposition of shares acquired pursuant to exercise of an option or stock appreciation right) beyond any amount deposited before delivery of the certificates, the holder shall pay such amount, in cash or by check, to the Company on demand. If the holder fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the holder, including salary, subject to applicable law. With the consent of the Board of Directors, a holder may satisfy this obligation, in whole or in part, by instructing the Company to withhold from the shares to be issued upon exercise or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered in connection with an option exercise shall not exceed the minimum amount necessary to satisfy the required withholding obligation.

6.5-5 Reduction of Reserved Shares. Upon the exercise of an option ~~or stock appreciation right~~, the number of shares reserved for issuance under the Plan shall be reduced by the number of shares issued upon exercise of the option ~~or stock appreciation right~~. Upon the exercise of a stock appreciation right, all of the shares for which the stock appreciation right is exercised (that is, shares actually issued pursuant to a stock appreciation right, as well as the shares that represent payment of the exercise price) will cease to be available under the Plan. Shares used to pay any withholding taxes and the exercise price of an option will not become available for future grant or sale under the Plan.

7. Stock Bonuses. The Board of Directors may award shares under the Plan as stock bonuses. Shares awarded as a bonus shall be subject to the terms, conditions and restrictions determined by the Board of Directors. The restrictions may include restrictions concerning transferability and forfeiture of the shares awarded, together with any other restrictions determined by the Board of Directors. The Board of Directors may require the recipient to sign an agreement as a condition of the award, but may not require the recipient to pay any monetary consideration other than amounts necessary to satisfy tax withholding requirements. The agreement may contain any terms, conditions, restrictions, representations and warranties required by the Board of Directors. The certificates representing the shares awarded shall bear any legends required by the Board of Directors. The Company may require any recipient of a stock bonus to pay to the Company in cash or by check upon demand amounts necessary to satisfy any applicable federal, state or local tax withholding requirements. If the recipient fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the recipient, including salary, subject to applicable law. With the consent of the Board of Directors, a recipient may satisfy this obligation, in whole or in part, by instructing the Company to withhold from any shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required withholding obligation. Upon the issuance of a stock bonus, the number of shares reserved for issuance under the Plan shall be reduced by two times the number of shares issued~~, less~~ and by two times the number of shares withheld ~~or delivered~~ to satisfy withholding obligations.

8. Restricted Stock; Restricted Stock Units.

8.1 Restricted Stock. The Board of Directors may issue shares under the Plan for any consideration (including promissory notes and services) determined by the Board of Directors. Shares issued under the Plan shall be subject to the terms, conditions and restrictions determined by the Board of Directors. The restrictions may include restrictions concerning transferability, repurchase by the Company and forfeiture of the shares issued, together with any other restrictions determined by the Board of Directors. All Common Stock issued pursuant to this Section 8 shall be subject to a purchase agreement, which shall be executed by the Company and the prospective purchaser of the shares before the delivery of certificates representing the shares to the purchaser. The purchase agreement may contain any terms, conditions, restrictions, representations and warranties required by the Board of Directors.

8.2 ***Restricted Stock Units.*** The Board of Directors may grant restricted stock units under the Plan, including restricted stock units or deferred stock units that provide for delivery of Common Stock, cash or property at a later date. Restricted stock units are awards valued in whole or part by reference to, or otherwise based on, shares of Common Stock, and may give the participant the right to receive Common Stock at a later delivery date. Restricted stock units may be granted for any consideration (including promissory notes and services) determined by the Board of Directors. Restricted stock unit awards may be paid in shares of Common Stock, cash or any other forms of property as the Board of Directors shall determine. Subject to the provisions of the Plan, the Board of Directors shall determine the participants to whom awards shall be made, the number of shares to be granted pursuant to or by reference to such awards, the time or times at which Common Stock, cash or other property may be delivered pursuant to the restricted stock units, any provisions regarding deferral of delivery of the Common Stock, including deferrals, at the election of the participants, and all other terms, conditions and restrictions of the awards, including the effect, if any, on the awards of any dividends on the underlying stock. Unless otherwise determined by the Board of Directors, each restricted stock unit granted under the Plan, and all shares of Common Stock subject to such unit, by its terms shall, prior to the delivery date applicable to the award, be nonassignable and nontransferable by the participant, either voluntarily or by operation of law, except by will or by the laws of descent and distribution of the state or country of the participant's domicile at the date of death.

8.3 ***Other Provisions.*** The certificates representing shares of restricted stock or shares issued in connection with restricted stock units shall bear any legends required by the Board of Directors. The Company may require any participant receiving restricted stock or restricted stock units to pay to the Company in cash or by check upon demand amounts necessary to satisfy any applicable federal, state or local tax withholding requirements. If the participant fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the participant, including salary, subject to applicable law. With the consent of the Board of Directors, a participant may satisfy this obligation, in whole or in part, by instructing the Company to withhold from any shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so withheld or delivered shall not exceed the minimum amount necessary to satisfy the required withholding obligation. Upon the issuance of restricted stock or the issuance of stock in connection with restricted stock units, the number of shares reserved for issuance under the Plan shall be reduced by two times the number of shares issued, less and by two times the number of shares withheld or delivered to satisfy withholding obligations.

9. Performance-Based Awards. The Board of Directors may grant awards intended to qualify as qualified performance-based compensation under Section 162(m) of the Code and the regulations thereunder ("Performance-Based Awards"). Performance-Based Awards shall be denominated at the time of grant in Common Stock. Payment under a Performance-Based Award shall be made in Common Stock ("Performance Shares"). Performance-Based Awards shall be subject to the following terms and conditions:

9.1 ***Award Period***. The Board of Directors shall determine the period of time for which a Performance-Based Award is made (the "Award Period").

9.2 ***Performance Goals and Payment***. The Board of Directors shall establish in writing objectives ("Performance Goals") that must be met by the Company or any subsidiary, division or other unit of the Company ("Business Unit") during the Award Period as a condition to payment being made under the Performance-Based Award. The Performance Goals for each award shall be one or more targeted levels of performance with respect to one or more of the following objective measures with respect to the Company or any Business Unit: net income, operating profit, operating profit after set-asides, gross margins, earnings per share, earnings before interest and taxes ("EBIT"), earnings before interest, taxes, depreciation and amortization ("EBITDA"), sales, total revenues, market share, cash flow, generation of free cash, operating working capital, working capital, retained earnings, stock price, total shareholder return, operating expense ratios, return on sales, return on equity, return on capital, return on net assets, return on investments, and inventory turns, in each case either before or after the effect of unplanned acquisitions, divestitures, changes in accounting method, restructuring charges, asset impairment charges, foreign currency translations or other specified non-recurring charges (as determined according to criteria pre-established by the Board of Directors). The Board of Directors shall also establish the number of Performance Shares to be issued under a Performance-Based Award if the Performance Goals are met or exceeded, including the fixing of a maximum payment (subject to Section 9.4). The Board of Directors may establish other restrictions to payment under a Performance-Based Award, such as a continued employment requirement, in addition to satisfaction of the Performance Goals. Some or all of the Performance Shares may be issued at the time of the award as restricted shares subject to forfeiture in whole or in part if Performance Goals or, if applicable, other restrictions are not satisfied.

9.3 ***Computation of Payment***. During or after an Award Period, the performance of the Company or Business Unit, as applicable, during the period shall be measured against the Performance Goals. If the Performance Goals are not met, no payment shall be made under a Performance-Based Award. If the Performance Goals are met or exceeded, the Board of Directors shall certify that fact in writing and certify the number of Performance Shares earned or the amount of cash payment to be made under the terms of the Performance-Based Award.

9.4 ***Maximum Awards***. No participant may be granted in the calendar year in which the employee is hired Performance-Based Awards under which the maximum amount issuable is in excess of 500,000 shares of Common Stock or in any other calendar year Performance-Based Awards under which the maximum amount issuable is in excess of 300,000 shares of Common Stock.

9.5 ***Tax Withholding***. Each participant who has received Performance Shares shall, upon notification of the amount due, pay to the Company in cash or by check amounts necessary to satisfy any applicable federal, state and local tax withholding requirements. If the participant fails to pay the amount demanded, the Company or the Employer may withhold that amount from other amounts payable to the participant, including salary, subject to applicable law. With the consent of the Board of Directors, a participant may satisfy this obligation, in whole or in part, by instructing the Company to withhold from any shares to be issued or by delivering to the Company other shares of Common Stock; provided, however, that the number of shares so delivered or withheld shall not exceed the minimum amount necessary to satisfy the required withholding obligation.

9.6 ***Effect on Shares Available***. The number of shares of Common Stock reserved for issuance under the Plan shall be reduced by two times the number of shares issued upon payment of an award and by two times the number of shares withheld to satisfy withholding obligations.

910. Changes in Capital Structure.

910.1 ***Stock Splits, Stock Dividends***. If the outstanding Common Stock of the Company is hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of any stock split, combination of shares, dividend payable in shares, recapitalization or reclassification, appropriate adjustment shall be made by the Board of Directors in the number and kind of shares available for grants under the Plan and in all other share amounts set forth in the Plan. In addition, the Board of Directors shall make appropriate adjustment in the number and kind of shares as to which outstanding options and stock appreciation rights, or portions thereof then unexercised, shall be exercisable, so that the holder's proportionate interest before and after the occurrence of the event is maintained. Notwithstanding the foregoing, the Board of Directors shall have no obligation to effect any adjustment that would or might result in the issuance of fractional shares, and any fractional shares resulting from any adjustment may be disregarded or provided for in any manner determined by the Board of Directors. Any such adjustments made by the Board of Directors shall be conclusive.

910.2 ***Mergers, Reorganizations, Etc.*** In the event of a merger, consolidation, plan of exchange, acquisition of property or stock, split-up, split-off, spin-off, reorganization or liquidation to which the Company is a party or any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company (each, a "Transaction"), the Board of Directors shall, in its sole discretion (i) make any adjustment to the number and kind of shares of stock deliverable upon any Transaction affecting the stock issuable in connection with any restricted stock units and (ii) to the extent possible under the structure of the Transaction, select one or more of the following alternatives for treating outstanding options and stock appreciation rights under the Plan:

910.2-1 Outstanding options and stock appreciation rights shall remain in effect in accordance with their terms.

910.2-2 Outstanding options and stock appreciation rights shall be converted into options and stock appreciation rights to purchase stock in one or more of the corporations, including the Company, that are the surviving or acquiring corporations in the Transaction. The amount, type of securities subject thereto and exercise price of the converted options and stock appreciation rights shall be determined by the Board of Directors of the Company, taking into account the relative values of the companies involved in the Transaction and the exchange rate, if any, used in determining shares of the surviving corporation(s) to be held by holders of shares of the Company following the Transaction. Unless otherwise determined by the Board of Directors, the converted options and stock appreciation rights shall be vested only to the extent that the vesting requirements relating to options granted hereunder have been satisfied.

910.2-3 The Board of Directors shall provide a period of 30 days or less before the completion of the Transaction during which outstanding options and stock appreciation rights may be exercised to the extent then exercisable, and upon the expiration of that period, all unexercised options and stock appreciation rights shall immediately terminate. The Board of Directors may, in its sole discretion, accelerate the exercisability of options and stock appreciation rights so that they are exercisable in full during that period.

910.3 ***Dissolution of the Company.*** In the event of the dissolution of the Company, options and stock appreciation rights shall be treated in accordance with Section 910.2-3.

910.4 ***Rights Issued by Another Corporation.*** The Board of Directors may also grant options, stock appreciation rights ~~and~~, stock bonuses and Performance-Based Awards and issue restricted stock and restricted stock units under the Plan with terms, conditions and provisions that vary from those specified in the Plan, provided that any such awards are granted in substitution for, or in connection with the assumption of, existing options, stock appreciation rights, stock bonuses, restricted stock ~~and~~, restricted stock units and Performance-Based Awards granted, awarded or issued by another corporation and assumed or otherwise agreed to be provided for by the Company pursuant to or by reason of a Transaction.

~~10~~11. Amendment of the Plan. The Board of Directors may at any time modify or amend the Plan in any respect. Except as provided in Sections 6.4 and 910 however, no change in an award already granted shall be made without the written consent of the holder of the award if the change would adversely affect the holder.

~~11~~12. Approvals. The Company's obligations under the Plan are subject to the approval of state and federal authorities or agencies with jurisdiction in the matter. The Company will use its best efforts to take steps required by state or federal law or applicable regulations, including rules and regulations of the Securities and Exchange Commission and any stock exchange on which the Company's shares may then be listed, in connection with the grants under the Plan. The foregoing notwithstanding, the Company shall not be obligated to issue or deliver Common Stock under the Plan if such issuance or delivery would violate state or federal securities laws.

~~12~~13. Employment and Service Rights. Nothing in the Plan or any award pursuant to the Plan shall (i) confer upon any employee any right to be continued in the employment of an Employer or interfere in any way with the Employer's right to terminate the employee's employment at will at any time, for any reason, with or without cause, or to decrease the employee's compensation or benefits, or (ii) confer upon any person engaged by an Employer any right to be retained or employed by the Employer or to the continuation, extension, renewal or modification of any compensation, contract or arrangement with or by the Employer.

~~13~~14. Rights as a Shareholder. The recipient of any award under the Plan shall have no rights as a shareholder with respect to any shares of Common Stock until the date the recipient becomes the holder of record of those shares. Except as otherwise expressly provided in the Plan, no adjustment shall be made for dividends or other rights for which the record date occurs before the date the recipient becomes the holder of record.

~~14~~15. Foreign Qualified Grants. Awards under the Plan may be granted to such officers and employees of the Company and its subsidiaries and such other persons described in paragraph 1 residing in foreign jurisdictions as the Board of Directors may determine from time to time. The Board of Directors may adopt such supplements to the Plan or establish sub-plans under this Plan as may be necessary to comply with the applicable laws of such foreign jurisdictions and to afford participants favorable treatment under such laws; provided, however, that no award shall be granted under any such supplement with terms which are more beneficial to the participants than the terms permitted by the Plan. Notwithstanding any supplemental or sub-plan created in response to the laws of a foreign jurisdiction, this Plan shall not be governed by the laws of such jurisdiction.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended March 30, 2008

or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Transition Period From __________ to __________

Commission File No. 1-10348

PRECISION CASTPARTS CORP.
(Exact name of registrant as specified in its charter)

Oregon	**93-0460598**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4650 S.W. Macadam Ave., Suite 400 **Portland, OR 97239**	**97239-4262**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (503) 417-4800

Securities registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH REGISTERED
Common Stock, without par value	**New York Stock Exchange**
Series A Preferred Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of common equity held by non-affiliates of the Registrant as of September 30, 2007, was $20,418,940,095.

As of the close of business on May 16, 2008, the Registrant had 139,297,606 shares of Common Stock, without par value, outstanding.

Portions of the Registrant's Proxy Statement to be filed in connection with the 2008 Annual Meeting of Shareholders are incorporated by reference in Part III.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Precision Castparts Corp. ("PCC" or "the Company"), a worldwide manufacturer of complex metal components and products, provides high-quality investment castings, forgings and fasteners/fastener systems for critical aerospace and industrial gas turbine ("IGT") applications. We also provide investment castings and forgings for general industrial, automotive, armament, medical and other applications; nickel alloys and product forms, as well as cobalt alloys, for the aerospace, chemical processing, oil and gas, pollution control and other industries; fasteners for automotive and general industrial markets; specialty alloys, waxes and metal processing solutions for the investment casting industry; refiner plates, screen cylinders and other products for the pulp and paper industry; metal-injection-molded and ThixoFormed™ parts for automotive and other markets; low-pressure sewer systems; gas monitoring systems for the power generation industry; and metalworking tools for the fastener market and other applications.

Products and Markets

We manufacture complex metal components and products in three principal business segments: Investment Cast Products, Forged Products and Fastener Products. Each of these three business segments is described below.

Investment Cast Products

Our Investment Cast Products segment includes PCC Structurals, PCC Airfoils and Specialty Materials and Alloys Group ("SMAG"). These operations manufacture investment castings for aircraft engines, IGT engines, airframes, medical prostheses, armament and other industrial applications. The segment also provides alloys and waxes to PCC's investment casting operations, as well as to other investment casting companies. The Investment Cast Products segment accounted for approximately 32 percent of our sales in fiscal 2008.

We believe we are the market leader in manufacturing large, complex structural investment castings, and we are the leading manufacturer of airfoil investment castings used in jet aircraft engines. We manufacture investment castings for every jet aircraft engine program in production or under development by our key customers. We are also the market leader in manufacturing structural and airfoil investment castings for IGT and aeroderivative engines used for electric power generation, and we have expanded into the structural airframe and armament markets. In addition, we make investment castings for use in the medical prosthesis, satellite launch vehicle and general industrial markets.

Investment casting technology involves a technical, multi-step process that uses ceramic molds in the manufacture of metal components with more complex shapes, closer tolerances and finer surface finishes than parts manufactured using other casting methods. The investment casting process begins with the creation of a wax pattern of the part to be cast, along with wax gates and risers to create pathways through which molten metal can flow into the ceramic mold. A ceramic shell is then formed around the wax pattern, followed by melting and draining the wax from the ceramic shell. Finally, molten metal is poured into the ceramic shell, the shell is removed after the metal cools, and the part undergoes final processing and inspection.

Because of the complexity of the manufacturing process and the application of proprietary technologies, we believe we are currently one of the few manufacturers that can consistently produce the largest, complex, structural investment castings in quantities sufficient to meet our customers' quality and delivery requirements. Our emphasis on low-cost, high-quality products and timely delivery has enabled us to become the leading supplier of structural and airfoil castings for jet aircraft and IGT engines and to expand into the structural airframe and armament markets.

The commercial aerospace market cycle is a critical determinant of demand for our precision investment casting products. In fiscal 2002, the major economies of the United States and Europe began to slow, and, with the terrorist attacks on September 11, 2001, air travel declined significantly, resulting in several large commercial airline bankruptcies and weakened financial conditions for other airlines. This situation reduced demand for our commercial aerospace products, partially offset by military production, which increased in the aftermath of

September 11. At the outset of fiscal 2005, however, the commercial replacement market began a vigorous and sustained recovery driven by higher production rates of commercial aircraft at Airbus and Boeing, which has lasted throughout fiscal 2008 and is anticipated to continue through fiscal 2009 and beyond.

Large jet aircraft engines are manufactured by a small number of suppliers, including General Electric ("GE"), Pratt & Whitney (a division of United Technologies Co.), Rolls-Royce and several joint ventures. As a result, we believe a high level of customer service and strong, long-term customer relationships will continue to be important to achieving our goals. We have been supplying castings for jet engines to GE for more than 40 years, and we have been supplying Pratt & Whitney with castings for more than 30 years for its military and commercial jet engines. In addition, we have supplied small structural investment castings to Rolls-Royce for approximately 25 years and large structural castings for approximately 20 years, most recently for use in its Trent series of jet aircraft engines. As we have been able to cast larger and more complex parts, manufacturers of large jet aircraft engines have made increasing use of our structural castings.

Aerospace Structural Castings

Our structural castings business manufactures the largest diameter stainless steel, nickel-based superalloy and titanium investment castings in the world, as well as a variety of smaller structural castings. These castings are stationary components that form portions of the fan, compressor, combustor and turbine sections of a jet aircraft engine, where strength and structural integrity are critical. Structural investment castings are sold primarily as original equipment to jet aircraft engine manufacturers.

We believe that trends in the manufacturing of aircraft jet engines will continue to increase our revenue per engine. As the design of new generation aircraft engines has emphasized increased thrust, higher fuel efficiency and reduction of noise and exhaust emissions, engine operating temperatures and pressures have increased. These conditions require the use of engine parts made of alloys that are able to withstand extreme operating conditions and provide an optimum strength-to-weight ratio. Many of these alloys are particularly suited for use in the investment castings we manufacture. In addition, titanium, a metal with a lower melting temperature than stainless steel or superalloys, is used in all but the hottest parts of the engine because of its considerable weight savings. Titanium is an exceptionally difficult metal to cast because of its reaction with other elements. However, we have developed the advanced technology and manufacturing processes to cast large, complex investment castings in titanium alloys. Many new generation engines, which are expected to be built through the next decade and beyond, make significantly greater use of our products than did previous engine designs.

We have also expanded into the structural airframes market through the production of components manufactured primarily from titanium and aluminum alloys. Aircraft manufacturers have shown substantial interest in using investment castings for airframe applications such as titanium aileron and flap hinges, pylons (engine mounts), wing spars and wing ribs, as well as aluminum alloy nacelle segments (thrust reversers), cascades, aircraft access doors, electronic boxes and pump housings for hydraulic and fuel systems.

Aerospace Airfoil Castings

We manufacture precision cast airfoils, such as the stationary vanes and rotating blades used in the turbine section of jet aircraft engines. This part of the engine is considered the "hot section", where temperatures may exceed 2,400 degrees Fahrenheit. These conditions require use of special nickel-based superalloys and state-of-the-art casting techniques to manufacture airfoil castings with internal cooling passages that enable the airfoils to operate in an environment with temperatures higher than the melting point of the metal.

We use various casting technologies to manufacture turbine airfoils. A conventional casting process enables us to produce equiaxed airfoil castings, in which the metal grains are oriented randomly throughout the casting. A more advanced process enables us to produce directionally solidified ("DS") airfoil castings, in which the metal grains are aligned longitudinally. This alignment decreases the internal stress on the weakest portion of a metal part where the various grains adjoin, thereby providing increased strength and improved efficiencies in engine performance over equiaxed parts. An even more advanced process enables us to produce single crystal ("SX") airfoil castings, which consist of one large superalloy crystal without grain boundaries. SX castings provide greater strength and performance characteristics than either equiaxed or DS castings, as well as longer engine life.

As engines grow to generate greater thrust for larger aircraft, the turbine sections of these engines must work harder and burn hotter. As a result, the major aircraft engine manufacturers have increasingly been designing their engines with a greater number of DS and SX blades. The DS and SX cast airfoils we produce, with their complex cooling passages, have been instrumental in enabling these engines to operate at higher temperatures. SX cast airfoils are used in both new and redesigned engines where performance requirements are higher.

The demand for aerospace airfoil castings is determined primarily by the number and type of engines required for new jet aircraft; the intervals between hot section maintenance, which are driven by engine cycles (takeoffs and landings); and the inventory levels of replacement parts maintained by the principal jet aircraft engine manufacturers and repair centers. A jet engine's airfoil components have shorter useful lives than structural investment castings and are replaced periodically during engine maintenance. As a result, our sales of aerospace airfoil castings are less affected by the cyclical patterns of the aerospace industry than are our sales of structural investment castings. The timing for replacement of aerospace airfoil castings principally depends on engine cycles and the expected life of the airfoil casting. Based upon information from our major customers, we believe that more than half of our sales of airfoil castings used in aircraft turbine engines are replacement parts.

IGT Castings

In fiscal 1994, we began to manufacture investment castings for IGT engines. Due to contractual gains over the past several years, our market share has increased significantly, and we believe we are the leading supplier of investment castings used in IGT engines. Domestic IGT production began a significant decline in calendar 2001 due to weak economic conditions and falling demand for power generation capacity, mitigated slightly by continued international growth. In fiscal 2006, the market started to flatten, and our IGT business benefited from continued market share gains and international growth, along with a slight recovery in domestic OEM orders. In recent years, international customers have been placing orders for even more efficient turbines, incorporating more advanced casting technology, thus increasing our dollar content per unit. This development, along with increased aftermarket activity and higher market shares in a growing customer base, has driven the requirement for significant new capacity. Our IGT products consist of airfoil castings and high-temperature combustion hardware used in large, land-based gas turbines designed for electrical power generation. In addition, we manufacture structural and airfoil castings for aeroderivative gas turbine engines, which are also used for power generation, as well as for other commercial and military land and marine-based applications.

IGT manufacturers have significantly improved the efficiency and reduced the emissions profiles of industrial gas turbines, principally by incorporating advanced components in new engines as well as in refurbished and upgraded turbines in the field. We have leveraged our DS and SX airfoil casting knowledge from the aerospace market into the IGT market to produce blades and vanes that are better able to withstand the extreme heat and stresses of new higher-temperature gas turbines. IGT engines are built with investment castings that are similar, but generally larger, than the blades and vanes we manufacture for the aerospace market. Because of their size, IGT airfoils are usually more difficult to cast than smaller aerospace airfoils with the same properties.

Since industrial gas turbines are primarily used in electrical power generation, castings sales for new IGT engines are tied to the growth of global electricity consumption, while demand for replacement parts depends on the size and utilization rate of the installed base.

Other Investment Casting Products

Our strategy for profitable growth also includes the pursuit of other opportunities for our existing investment casting technology. We have been expanding the application of our investment casting technology in the medical prosthesis, satellite launch vehicle and general industrial markets by manufacturing such products as artificial hips and knees, parts for satellite launch vehicles, and impellers for pumps and compressors. In addition, we are manufacturing an increasing number of large titanium components for armament systems, including the BAE lightweight howitzer, which entered full-scale production in fiscal 2005.

Specialty Materials and Alloys

Our SMAG operation principally provides alloys and waxes to the Company's investment casting operations, as well as to other companies with investment casting or other foundry operations. SMAG is comprised of Cannon Muskegon and M. Argüeso & Company ("Argüeso").

Cannon Muskegon produces alloys primarily used by manufacturers of investment castings, which include several patented and trademarked alloys formulated specifically for the casting of directionally solidified and single crystal airfoils that operate in high-temperature, high-stress engine environments. Cannon Muskegon supplies alloys to us, as well as to other companies with investment casting operations. The alloys produced by Cannon Muskegon also serve such diverse markets as medical, recreational and general industrial.

Argüeso manufactures advanced technology investment casting wax blends for us and other companies with investment casting operations. In addition, Argüeso serves the machining industry with Rigidax® tooling compound, a patented product used to prevent part vibration or movement during a machining operation.

Forged Products

We are among the leading manufacturers of forged components for the aerospace and power generation markets. Forged Products' aerospace and IGT sales are primarily derived from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales to manufacturers of landing gear and airframes. Similarly, the dynamics of the aerospace and power generation markets, as described in the Investment Cast Products section above, are virtually the same for Forged Products. In addition, we manufacture high performance nickel-based alloys used to produce forged components for aerospace and non-aerospace markets, which include products for oil and gas, chemical processing and pollution control applications. The Forged Products segment accounted for approximately 46 percent of our sales in fiscal 2008.

Forged Components

We manufacture forged components from sophisticated titanium and nickel-based alloys for jet engines, including fan discs, compressor discs, turbine discs, seals, spacers, shafts, hubs and cases. Our airframe structural components are used on both commercial and military aircraft and include landing gear beams, bulkheads, wing structures, engine mounts, struts and tail flaps and housings. These parts are made of titanium, steel or other alloys. We also provide forged products for use in power plants worldwide, as well as in oil and gas industry applications. These products include discs, spacers and valve components for land-based steam turbine and industrial gas turbine engines, as well as shafts, cases, and compressor and turbine discs for marine gas engines. We also produce a variety of mechanical and structural tubular forged products, primarily in the form of extruded, seamless pipe, for the domestic and international energy markets, which include coal and nuclear power plants, co-generation projects, and retrofit and life-extension applications. For naval defense applications, we supply forged components for propulsion systems on nuclear submarines and aircraft carriers, as well as forgings for pumps, valves and structural applications.

Our forging business, which employs six different manufacturing processes, involves heating high-temperature nickel alloys, titanium or steel and then shaping them through pressing or extrusion, using hydraulic and mechanical presses with capacities ranging up to 55,000 tons. The process employed is determined based on the raw materials and the product application. The six manufacturing processes are summarized below:

Open-Die Forging—In this process, the metal is pressed between dies that never completely surround the metal, thus allowing it to be observed during the process. This manufacturing method is used to create relatively simple, preliminary shapes to be processed further by closed-die forging.

Closed-Die Forging—Closed-die forging involves pressing heated metal into shapes and sizes determined by machined impressions in specially prepared dies that completely surround the metal. This process allows the metal to flow more easily within the die cavity and, thus, produces forgings with superior surface finish and tighter tolerances, with enhanced repeatability of the part shape.

Hammer Forging—This form of closed-die forging uses multiple impact blows to shape a component between specially contoured dies. Forging hammers can be classified into two main types: single action and counterblow. Our counterblow hammers, which couple upper and lower ram movement to produce the impact forces required for large components, can offer improved near-net-shape capability compared to conventional press forging. Hammer forging is one of the oldest forging processes; however, computer-controlled technology has enabled the process to meet modern manufacturing requirements.

Conventional/Multi-Ram—The closed-die, multi-ram process, which is employed on our 20,000 and 30,000 ton presses, enables us to produce complex forgings with multiple cavities, such as valve bodies, in a single heating and pressing cycle. Dies may be split on either a vertical or a horizontal plane, and shaped punches may be operated by side rams, piercing rams or both. This process also optimizes grain flow and uniformity of deformation and reduces machining requirements.

Isothermal Forging—Isothermal forging is a closed-die process in which the dies are heated to the same temperature as the metal being forged, typically in excess of 1,900 degrees Fahrenheit. Because the dies may oxidize at these elevated temperatures, this process is performed in a vacuum or inert gas atmosphere. Our isothermal press produces near-net shape components, requiring less machining by our customers.

Extrusion—The extrusion process is capable of producing thick-wall, seamless pipe, with outside diameters of up to 48 inches and a wall thickness from 0.5 inches up to 7 inches for applications in the power generation and oil and gas industries, including tension leg platforms, riser systems and production manifolds. Our 35,000-ton vertical extrusion press is one of the largest and most advanced in the world. In addition to solid metals, powdered materials can be compacted and extruded into forging billets with this press.

In April 2007, we acquired McWilliams Forge Company, Inc. ("McWilliams"), a leading manufacturer of titanium, nickel and steel forgings, primarily for commercial and military aerospace applications. McWilliams has established solid, long-term relationships with manufacturers of smaller aircraft engines, which will extend the customer reach of our forging operations. In addition, McWilliams has a state-of-the-art screw press, providing us with the capability of forging different materials and size ranges.

We believe that we are the world leader in producing forged rotating components for use in jet aircraft engines. These parts are forged from ingots, which are converted to billets in our cogging and extrusion presses and from metal powders (primarily nickel alloys) that are produced, consolidated and extruded into billets entirely in our own facilities. In addition, we purchase billets from outside metal suppliers.

High Performance Forging Alloys

In May 2006, we acquired Special Metals Corporation ("SMC"), a world leader in the production of high-performance, nickel-based alloys and superalloys, principally used in the manufacture of forged components designed to operate under extreme conditions in gas turbines and other critical applications. SMC, in conjunction with our high performance alloy production facilities in western Australia and the United States, provides us with an expanded internal supply of nickel-based alloys for our forging operations, which will enable us to better manage our overall value stream now and in the future.

With the acquisition of SMC, we are the world's largest and most diversified producer of high performance nickel-based alloys, supplying more than 5,000 customers. Our alloys, which provide high temperature strength and corrosion resistance, aqueous corrosion resistance, and toughness and strength in certain embrittling environments, are principally used to manufacture forged components required in the most technically demanding industries and applications. Commercial and military aerospace represents the largest market served by SMC; other non-aerospace markets include high performance, nickel-based alloys for oil & gas, chemical & petrochemical processing, power generation, pollution control, thermal processing, electrical and heating elements, marine and welding applications.

Our alloying processes utilize electric arc, air induction, and vacuum induction melting furnaces, while a few specialized alloys are made using a mechanical alloying process. Refining facilities include furnaces for Argon-Oxygen-Decarburization, vacuum arc remelting and electroslag remelting. Our major hot finishing processes include rotary forging, plate rolling, bar rolling, press forging and extrusion of seamless tubulars and shapes. The latter two processes are extensions of other similar operations within the Forged Products segment. Cold finishing processes include cold rolled sheet and strip, tube and pipe pilgering, and cold drawing of bar and wire. We produce nickel alloys in all standard mill forms from large ingots and billets to plate, sheet, strip, tubing, bar and wire, the latter of which includes core and filler wires for welding products. Our alloys are classified into unique families recognized worldwide and are sold under such trademarks as INCONEL®, INCOLOY®, MONEL®, NIMONIC®, UDIMET®, BRIGHTRAY®, and NILO®.

Revert Management

In July 2007, we completed the acquisition of Caledonian Alloys Limited ("Caledonian"), the market leader in providing nickel superalloy and titanium revert management solutions for the aerospace and IGT markets. Revert includes metal chips, casting gates, bar ends, forging flash, and other byproducts from forging, casting, and fastener manufacturing processes that can be re-melted and reused. The acquisition of Caledonian provides us with the infrastructure and capabilities needed to create a closed loop system for the retention and reuse of internally-generated revert. In addition, Caledonian provides access to new sources of material outside the Company and helps determine optimal utilization of revert streams throughout our melting operations worldwide.

During the third quarter of fiscal 2008, Greenville Metals, a metal processing operation, was moved from the Investment Cast Products segment to the Forged Products segment to better align Greenville Metals' business with synergies associated with the recent acquisition of Caledonian. Greenville Metals, Inc. provides metallurgical process solutions and services worldwide for us and other companies that require the melting and processing of specialty alloys. Major markets include specialty alloy producers and foundries, permanent magnet and powder metal manufacturers and other industries with special metallurgical requirements. Greenville Metals was formerly an Investment Cast Products business.

Fastener Products

Through SPS Technologies, Inc., we have become a leading developer and manufacturer of highly engineered fasteners, fastener systems and precision components, primarily for critical aerospace and automotive applications. The majority of our Fastener Products sales come from the same aerospace customer base already served by our Investment Cast Products and Forged Products segments. In this regard, Fastener Products is subject to many of the same market forces as these other two segments. The balance of the segment's sales is derived from automotive and general industrial markets, including farm machinery, construction equipment, machine tools, medical equipment, appliances and recreation. The Fastener Products segment accounted for approximately 22 percent of our sales in fiscal 2008.

Fastener manufacturing begins with wire or metal bar of various diameters, which is cut into fastener blanks of prescribed lengths and then heat treated. Using highly engineered tools and thread dies, the fastener blanks are then formed into complex head shapes and thread configurations to meet exacting customer requirements.

Our aerospace fasteners are manufactured from nickel and titanium alloys and are used on airframes, jet engines, aircraft wheels and brakes and landing gear assemblies. They are found in such flight- and safety-critical areas as the wing-to-fuselage, the stabilizers-to-fuselage and the engine-to-wing connections on an aircraft, as well as the airfoil-to-disc and disc-to-shaft connections on a jet engine. These fasteners are not only incorporated in new aircraft builds but are also integrally involved in the replacement cycle, particularly in aircraft engine and wheel and brake applications. The product line includes a variety of bolts, nuts, plate nuts, inserts, washers and other precision components. While the fasteners are produced to demanding customer designs, we continue to be active in developing several trademarked alloys for applications requiring high strength, elevated temperature, corrosion resistance and/or lighter weight. These include MULTIPHASE® and AEREX® nickel-based alloys and the SPS TITAN® family of titanium alloys.

Our engineered fasteners, manufactured from a variety of steel, nickel and titanium alloys, are used in automotive applications, including power trains; suspensions; steering, airbag, and seating systems; and chassis assemblies. These products have also penetrated other markets requiring proven strength, close dimensional tolerance and high reliability, such as diesel, mining, construction, heavy truck and niche general industrial applications. We have developed a broad range of technically advanced proprietary products under the brand names of FLEXLOC®, DURLOK® and DURLOK II®, TORX®, TRU-FLEX®, TAPTITE® and MAThread™.

The Fastener Products segment also includes businesses from the former Industrial Products group, including our subsidiaries J&L Fiber Services, Advanced Forming Technology ("AFT"), Environmental One ("E/One") and the PCC Precision Tool Group ("PTG"). J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry. AFT manufactures metal-injection-molded and ThixoFormed™ components for numerous industrial applications. E/One produces low-pressure sewer systems for residential and commercial applications and monitoring units utilized in the power generation industry. PTG manufactures a broad range of thread-rolling dies, trimming dies, punches and pins and steel and carbide forging tools for fastener production, principally for aerospace, automotive, and general industrial and other applications.

Sales and Distribution

We sell our complex metal components and products into four major market areas: aerospace, power generation, general industrial and automotive. The percentage of sales to these markets is shown below for fiscal 2008, 2007 and 2006.

Fiscal 2008
Sales $6,852.1 million



General Industrial 16%
Automotive 5%
Power Generation 24%
Aerospace 55%

Fiscal 2007
Sales $5,319.4 million



General Industrial 20%
Automotive 6%
Power Generation 21%
Aerospace 53%

Fiscal 2006
Sales $3,479.7 million



General Industrial 15%
Automotive 8%
Power Generation 18%
Aerospace 59%

Our sales to the aerospace market of $3,768.3 million in fiscal 2008 increased 33 percent from $2,825.3 million in fiscal 2007. Sales to the aerospace market as a percentage of total net sales increased from 53 percent in fiscal 2007 to 55 percent in fiscal 2008, principally reflecting steady OEM and aftermarket growth in commercial aerospace, as well as the impact of acquisitions within this market.

Our sales of investment castings products and forged products are made through direct sales personnel located in each business operation and through field sales representatives located at U.S. and international locations near our major customers, as well as through distributors. Our fastener products and services are sold by a direct sales and marketing staff and through a worldwide network of independent sales representatives and distributors. Industrial metalworking tools and machines and other metal products are sold by both internal sales forces and sales representatives in the U.S., Europe, Asia, Australia and Latin America. Due to the sophisticated nature of our products, our sales efforts require technical personnel to work closely with customers to identify and assist in the development of new and modified products and to provide other services that are necessary to obtain new and repeat orders.

For information on revenue to external customers, profit or loss and total assets for each segment, refer to Part II, Item 8. Financial Statements and Supplementary Data.

Major Customers

Net sales to General Electric were 11.9 percent, 11.5 percent and 17.0 percent of total sales in fiscal 2008, 2007 and 2006, respectively, as follows:

	Fiscal		
	2008	**2007**	**2006**
Investment Cast Products	**$474.7**	$372.3	$384.8
Forged Products	**305.7**	212.0	180.6
Fastener Products	**31.8**	27.5	25.5
	$812.2	$611.8	$590.9

No other customer accounted for more than 10 percent of total sales; however, United Technologies and Rolls-Royce are also considered key customers, and the loss of their business could have a material adverse effect on our financial results.

Backlog

The backlog of unfilled orders believed to be firm at the end of each of our last three fiscal years was $6.0 billion as of March 30, 2008, $4.8 billion as of April 1, 2007, and $3.1 billion as of April 2, 2006. The majority of the backlog is for sales to aerospace and power generation customers in the Investment Cast Products, Forged Products and Fastener Products segments. The growth in backlog during fiscal 2008 reflects robust conditions in our core aerospace and power generation markets, higher levels of contractual material pass-through pricing related to higher material costs, and the impact of acquisitions. Approximately 78 percent of our backlog is expected to be filled within the 2009 fiscal year.

The majority of sales to customers are made on individual purchase orders generated from long-term agreements. Most of our orders are subject to termination by the customer upon payment of the cost of work in process, plus a related profit factor. Historically, we have not experienced significant order cancellations.

Competition

We are subject to substantial competition in all of the markets we serve. Components and products similar to those we make can be produced by competitors using either the same types of manufacturing processes or other forms of manufacturing. Although we believe our manufacturing processes, technology and experience provide advantages to our customers, such as high quality, competitive prices and physical properties that often meet more stringent demands, alternative forms of manufacturing can be used to produce many of the components and products we make. Despite intense competition, we believe we are the number one or two supplier in most of our principal markets. Several factors, including long-standing customer relationships, technical expertise, state-of-the-art facilities and dedicated employees, aid us in maintaining our competitive advantages.

In the Investment Cast Products segment, our principal competitor is Howmet, a subsidiary of Alcoa Inc. Howmet produces superalloy, titanium, stainless steel and aluminum investment castings principally for the aerospace and IGT markets. We believe that Howmet is capable of producing investment castings comparable to all but the largest and most complex of our structural investment castings. We also believe Howmet has the financial and technical resources to produce structural castings as large and complex as those produced by us, should they decide to do so. In addition, Pacific Cast Technologies, a subsidiary of Ladish Co., manufactures large titanium investment castings for jet engine and airframe applications. Many other companies throughout the world also produce superalloy, titanium, stainless steel and aluminum investment castings, and some of these companies currently compete with us in the aerospace and other markets. Others are capable of competing with us if they choose to do so.

In the Forged Products segment, our largest competitors are Ladish Co., Fortech, S.A. and Thyssen AG for aerospace turbine products, Alcoa Inc. and Schultz Steel Company for aerospace structural products, Vallourec & Mannesmann Tubes and Sumitomo Corporation for energy products and Allegheny Technologies, Inc., Carpenter Technology Corporation, and Haynes International, Inc. for nickel-based alloys and superalloys. We also face increased competition from international companies as customers seek lower cost sources of supply.

International competition in the forging and casting processes may also increase in the future as a result of strategic alliances among aircraft prime contractors and foreign companies, particularly where "offset" or "local content" requirements create purchase obligations with respect to products manufactured in or directed to a particular country. Competition is often intense among the companies currently involved in the industry. We continue to strive to maintain competitive advantages with high-quality products, low-cost manufacturing, excellent customer service, and delivery and expertise in engineering and production.

Our Fastener operations compete with a large number of companies based primarily on technology, price, service, product quality and performance. Of these companies, we consider Alcoa Inc., LISI and McKecknie to be our leading competitors. We believe that we maintain our strong market position through our high-quality product performance and service to our customers.

Research and Development

We have departments involved in research and development in all three of our reportable segments. The research and development effort at these operations is directed at the technical aspects of developing new and improved manufacturing processes. Expenditures for research and development activities amounted to $11.3 million in fiscal 2008, $9.1 million in fiscal 2007 and $6.6 million in fiscal 2006. A substantial amount of our technological capability is the result of engineering work and experimentation performed on the shop floor in connection with process development and production of new parts. This engineering work and experimentation is charged to the cost of production and is not included in research and development expenditures.

Employees

At March 30, 2008, we had approximately 21,400 employees within our three segments, including nearly 9,200 employees in the Investment Cast Products segment, 5,500 employees in the Forged Products segment and 6,700 employees in the Fasteners segment. In addition, we had approximately 100 employees in corporate functions and over 100 in discontinued operations, for a total of approximately 21,600 employees. Approximately 25 percent of our employees are affiliated with unions or covered by collective bargaining agreements. We expect to negotiate nine collective bargaining agreements affecting approximately 11 percent of the workforce during fiscal 2009. Management believes that labor relations in the Company have generally been satisfactory.

Patents and Trademarks

From time to time, we seek U.S. and foreign patent protection on certain of our processes and products. We have also federally registered several of our trademarks in the U.S. We do not view patents or trademarks as materially important to our business as a whole. We also have rights and obligations under various license agreements. We receive no significant royalty income from patents.

Materials & Supplies

We use a number of raw materials in our products, including certain metals such as nickel, titanium, cobalt, tantalum and molybdenum, which are found in only a few parts of the world. These metals are required for the alloys used or manufactured in our investment casting, forged and fastener product segments. The availability and costs of these metals may be influenced by private or governmental cartels, changes in world politics, unstable governments in exporting nations and inflation. Similarly, supplies of the tool-grade steel we use may also be subject to variations in availability and cost. We have escalation clauses for nickel and other metals in certain of our long-term contracts with major customers, and we employ "price-in-effect" metal pricing in our alloy production businesses to lock-in the current cost of metal at the time of production. Shortages of and price increases for certain raw materials we use have occurred in the past and may occur in the future. Future shortages or price fluctuations in raw materials could have a material adverse effect on us.

Government Regulations

Certain of our products are manufactured and sold under U.S. government contracts or subcontracts. Consequently, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds.

International Operations

We purchase products from and supply products to businesses located outside the U.S. We have also been expanding our international activities during the past several years, primarily through acquisitions and the development of foreign subsidiaries. This expansion is part of our strategy to acquire and develop businesses that complement our core competencies, provide low cost manufacturing, have strong growth prospects and maintain leading positions in their respective market niches. Certain risks are inherent in international operations, including the risk of government-financed competition, changes in trade policies, tariff regulations, the relative stability of certain foreign currencies and difficulties in obtaining U.S. export and import licenses. Information with respect to sales and assets by geographic location is included in Part II, Item 8. Financial Statements and Supplementary Data.

Environmental Compliance

We are subject to various federal and state environmental laws concerning, among other things, water discharges, air emissions, waste management, toxic use reduction and environmental cleanup. Environmental laws and regulations continue to evolve and it is likely we will be subject to increasingly stringent environmental standards in the future (particularly under air quality and water quality laws), and we will be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. We also own properties, or conduct or have conducted operations at properties, where hazardous materials have been used for many years, including during periods before careful management of these materials was required or generally believed to be necessary. Consequently, we are subject to environmental laws that impose liability for historical releases of hazardous substances.

Our financial statements include reserves for future costs arising from environmental issues relating to our properties and operations. At March 30, 2008, we had accrued aggregate environmental reserves of approximately $84.0 million. We believe these reserves are adequate to cover the cost of remedial measures that may eventually be required by environmental authorities with respect to known environmental matters. Our reserves represent our best estimate of probable future obligations for the investigation and remediation of known contaminated sites. The reserves include potential costs associated with asserted and unasserted claims. Our actual future expenditures, however, relating to compliance and cleanup of environmental conditions at our properties cannot be conclusively determined. The estimate of our environmental costs is based on currently available facts, present laws and regulations and current technology and take into consideration our prior experience in site investigation and remediation, the data available for each site, and the professional judgment of our environmental specialists and consultants. Although recorded liabilities include our best estimate of all probable costs, our total costs for the final settlement of each site cannot be predicted with certainty due to the variety of factors that make potential costs associated with contaminated sites inherently uncertain, such as: the nature and extent of site contamination, available remediation alternatives, the extent to which remedial actions will be required, the time period over which costs will be incurred, the number and economic viability of other responsible parties, and whether we have any opportunity of contribution from third parties, including recovery from insurance policies. Further, sites that are in the early stages of investigation are subject to greater uncertainties than mature sites that are close to completion. Although the sites we identified vary across the spectrum, approximately half of our sites could be considered at an early stage of the investigation and remediation process. Therefore, our cost estimates, and our accruals associated with those sites, are subject to greater uncertainties. Environmental contingent liabilities are often resolved over a long period of time and the timing of expenditures depends on a number of factors that vary by site. We expect that we will expend present accruals over many years and that remediation of all currently known sites will be completed within 30 years. While it is possible that a significant portion of the accrued costs as of March 30, 2008, may be paid out over the next ten years, we anticipate that no individual site will be considered to be material.

We have been named as a potentially responsible party ("PRP") at sites identified by the Environmental Protection Agency ("EPA") and state regulatory agencies for investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state statutes. Under CERCLA, and under similar state statutes, PRPs are jointly and severally liable, and therefore, the Company is potentially liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites where we have been designated a PRP. In estimating our current reserves for environmental matters, we have assumed that we will not bear the entire cost of remediation of every site to the exclusion of other PRPs, who may be jointly and severally liable. We are a party to various cost-sharing arrangements with other PRPs at certain sites. In addition to PRPs, some of these arrangements involve one or more regulatory agencies. These cost-sharing arrangements generally require all PRPs to post financial assurance of the performance of their respective obligations. Our estimates of current reserves factor in these cost-sharing arrangements and an assessment of the likelihood that such parties will fulfill their obligations at such sites. In the unlikely event that we are required to fully fund the remediation of a site, the statutory framework would allow us to pursue rights of contribution from other PRPs. We are identified as a PRP at the following federally designated Superfund sites: Lipari Landfill, Gloucester, New Jersey; Boarhead Farms, Bridgeton, Pennsylvania; Operating Industries, Monterey Park, California; Casmalia Resources Site, Casmalia, California; Pasco Sanitary Landfill, Pasco, Washington; Quanta Resources Corp., Edgewater, New Jersey; and Peterson-Puritan Site, Cumberland, Rhode Island. Generally, these Superfund sites are mature and almost all of the sites are in the remedial implementation phase and, as a consequence, are subject to less uncertainty than newly discovered sites. These Superfund sites constitute approximately $3.7 million, or 4 percent of our current environmental reserves.

We have notified our insurers of potential environmental cleanup liabilities at various facilities, including the Superfund sites identified above, and have asserted that we are entitled to recover the defense and indemnity costs incurred, and to be incurred, under certain historic insurance policies. Our accruals include our best estimate of all probable costs, without reduction for anticipated recovery from insurance or third parties unless collection is probable. We have also asserted indemnity claims against third-parties for certain sites, and we expect to recover a portion of our losses with respect to these sites.

In March 2005, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 clarified the term conditional asset retirement obligation as used in Statement of Financial Accounting Standard ("SFAS") No. 143 and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. Asset retirement obligations covered by this Interpretation include those for which an entity has a large obligation to perform an asset retirement activity, however the timing or method of settling the obligation are conditional on a future event that may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

In accordance with FAS 143 and FIN 47, we record all known asset retirement obligations for which the liability can be reasonably estimated. Currently, we have identified a known asset retirement obligation associated with environmental contamination at one of our manufacturing facilities. We have not recognized a liability under FIN 47 for this retirement obligation because the fair value of remediation at this site cannot be reasonably estimated since the settlement date is unknown at this time. The settlement date is unknown because remediation of this site is not required until production ceases, and we have no current or future plans to cease production. This asset retirement obligation, when estimable, is not expected to have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Forward-looking Statements

Information included within this Form 10-K describing the projected growth and future results and events constitutes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.

Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to fluctuations in the aerospace, power generation, general industrial and automotive cycles; the relative success of our entry into new markets; competitive pricing; the financial viability of our significant customers; demand and market acceptance of new commercial and military programs; the availability and cost of energy, raw materials, supplies, and insurance; the cost of pension and postretirement medical benefits; equipment failures; relations with our employees; our ability to manage our operating costs and to integrate acquired businesses in an effective manner; governmental regulations and environmental matters; risks associated with international operations and world economies; the relative stability of certain foreign currencies; and implementation of new technologies and process improvements. Any forward-looking statements should be considered in light of these factors. We undertake no obligation to update any forward-looking information to reflect anticipated or unanticipated events or circumstances after the date of this document.

Available Information

Our Annual Report on Form 10-K, quarterly report on Form 10-Q, proxy statement, current reports on Form 8-K, and amendments to these reports filed with the Securities and Exchange Commission, as well as the annual report to shareholders, quarterly earnings releases, the Audit Committee Charter, the Nominating and Corporate Governance Charter, the Compensation Committee Charter, Corporate Governance Guidelines and the Code of Conduct (the code of ethics that applies to the Registrants' principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions) may be received free of charge by calling Investor Relations at (503) 417-4850 or sending an email to *info@precastcorp.com*. This information may also be downloaded from the PCC Corporate Center at *www.precast.com*.

ITEM 1A. RISK FACTORS

We may encounter difficulties associated with integration of acquired businesses and fail to realize anticipated benefits, and acquisitions could subject us to a number of operational risks.

In May 2006, we acquired Special Metals Corporation. In February 2007, we completed the acquisitions of GSC Foundries, Inc. and Cherry Aerospace LLC. In April 2007, we completed the purchase of substantially all of the assets of McWilliams Forge Company, Inc. In July 2007, we completed the acquisition of Caledonian Alloys Group Limited. We expect that we will continue to make acquisitions of, investments in, and strategic alliances with complementary businesses, products and technologies to enable us to add products and services for our core customer base and for related markets, and to expand each of our businesses geographically. The success of those and prior transactions will depend on our ability to integrate assets and personnel and to apply our manufacturing processes and controls to the acquired businesses. Although our acquisition strategy generally emphasizes the retention of key management of the acquired businesses and an ability of the acquired business to continue to operate independently, various changes may be required to integrate the acquired businesses into our operations, to assimilate many new employees and to implement reporting, monitoring and forecasting procedures. Implementation of this strategy entails a number of other risks, including:

- inaccurate assessment of undisclosed liabilities;
- entry into markets in which we may have limited or no experience;
- diversion of management's attention from our core businesses;
- difficulties in realizing projected efficiencies, synergies and cost savings; and
- increase in our indebtedness and a limitation in our ability to access additional capital when needed.

Our failure to adequately address these acquisition risks could cause us to fail to realize the benefits we anticipated from the transactions.

We operate in cyclical markets.

A significant portion of our revenues are derived from the highly cyclical aerospace and power generation markets. Our sales to the aerospace industry constituted 55 percent of our total sales in fiscal 2008, 53 percent of total sales in fiscal 2007 and 59 percent of total sales in fiscal 2006. Our power generation sales constituted 24 percent of our total sales in fiscal 2008, 21 percent of total sales in fiscal 2007 and 18 percent of total sales in fiscal 2006.

The commercial aerospace industry is historically driven by the demand from commercial airlines for new aircraft. The U.S. and international commercial aviation industries continue to face challenges arising from competitive pressures and increased fuel costs. Demand for commercial aircraft is further influenced by airline industry profitability, trends in airline passenger traffic, by the state of U.S. and world economies and numerous other factors including the effects of terrorism and health and safety concerns. The military aerospace cycle is highly dependent on U.S. and foreign government funding; however, it is also driven by the effects of terrorism, a changing global political environment, U.S. foreign policy, the retirement of older aircraft and technological improvements to new engines that increase reliability. Accordingly, the timing, duration and severity of cyclical upturns and downturns cannot be forecast with certainty. A future downturn or reduction in demand could have a material adverse effect on our business.

The power generation market is also cyclical in nature. Demand for power generation products is global and is affected by the state of the U.S. and world economies and the political environments of numerous countries. The availability of fuels and related prices also have a large impact on demand. Reductions in demand for our IGT products could have a material adverse effect on our business.

In addition to the aerospace and power generation markets, we sell products and services to customers in the automotive, medical, oil and gas, chemical and petrochemical, pulp and paper, and other general industrial markets. Each of these markets is cyclical in nature. Customer demand for our products or services in these markets may fluctuate widely depending upon U.S. and world economic conditions and industry-specific factors. Cyclical declines or sustained weakness in any of these markets could have a material adverse effect on our business.

Our business is dependent on a small number of customers.

A substantial portion of our business is conducted with a relatively small number of large customers, including General Electric Company, United Technologies Corporation and Rolls Royce plc. General Electric accounted for approximately 12 percent, 12 percent and 17 percent of our total sales for fiscal 2008, 2007 and 2006, respectively. No other customer accounted for more than 10 percent of total sales; however, United Technologies and Rolls Royce are also considered our key customers. A financial hardship experienced by any one of these three customers, the loss of any of them, or a reduction in or substantial delay of orders from any of them, could have a material adverse effect on our business.

Sales to the military sector constituted approximately 12 percent, 13 percent and 17 percent of our fiscal 2008, 2007 and 2006 sales, respectively. Defense spending is subject to appropriations and to political pressures that influence which programs are funded and those which are cancelled. Reductions in domestic or foreign defense budgets or military aircraft procurement or delays in funding could adversely affect our business.

Our business depends, in part, on the demand for and market acceptance of new commercial and military aircraft programs.

The success of our business will depend, in part, on the success of new commercial and military aircraft programs including the Boeing 787 and the Airbus A380 programs. We are currently under contract to supply components for a number of new commercial, general aviation, and military aircraft programs. Cancellation, reductions or delays of orders or contracts by our customers on any of these programs could have a material adverse effect on our business.

The competitive nature of our business results in pressure for price concessions to our customers and increased pressure to reduce our costs.

We are subject to substantial competition in all of the markets we serve, and we expect this competition to continue. As a result, we have made significant long term price concessions to our customers in the aerospace and power generation markets from time to time, and we expect customer pressure for further long term price concessions to continue. Maintenance of our profitability will depend, in part, on our ability to sustain a cost structure that enables us to be cost-competitive. If we are unable to adjust our costs relative to our pricing, or if we are unable to continue to compete effectively, our business will suffer. Our effectiveness in managing our cost structure will be a key determinate of future profitability and competitiveness.

Our business is dependent on a number of raw materials that are subject to volatility in price and availability.

We use a number of raw materials in our products, including certain metals such as cobalt, titanium, nickel, tantalum and molybdenum, which are found in only a few parts of the world and are available from a limited number of suppliers. The availability and costs of these metals may be influenced by private or government cartels, changes in world politics, unstable governments in exporting nations and inflation. These metals are required for the alloys used or manufactured in our investment castings, forged products and fasteners segments. We have escalation clauses for nickel, titanium and other metals in a number of our long-term contracts with major customers, but we are not usually able to fully offset the effects of changes in raw material costs. We also employ "price-in-effect" metal pricing in our alloy production businesses to lock-in the current cost of metal at the time of production. The ability of key metal suppliers to meet quality and delivery requirements can also impact our ability to meet commitments to customers. Future shortages or price fluctuations in raw materials could result in decreased sales as well as margins, or otherwise adversely affect our business. The enactment of new or increased import duties on raw materials imported by us could also increase the costs to us of obtaining the raw materials and might adversely affect our business.

Our business is affected by federal rules, regulations and orders applicable to government contractors.

A number of our products are manufactured and sold under U.S. government contracts or subcontracts. Consequently, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. From time to time, we are also subject to government inquiries and investigations of our business practices due to our participation in government programs. These inquiries and investigations are costly and consuming of internal resources. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds, any of which could have a material adverse effect.

Our business is subject to environmental regulations and related liabilities and liabilities associated with chemicals and substances in the workplace.

We are subject to various federal and state environmental laws and regulations concerning, among other things, water discharges, air emissions, hazardous material and waste management and environmental cleanup. Environmental laws and regulations continue to evolve and we may become subject to increasingly stringent environmental standards in the future (particularly under air quality and water quality laws). We are required to comply with environmental laws and the terms and conditions of multiple environmental permits. Failure to comply with these laws or permits could result in fines and penalties or the need to install pollution control equipment that could be costly. We also may be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. We also own properties, or conduct or have conducted operations at properties, where hazardous materials have been used for many years, including during periods before careful management of these materials was required or generally believed to be necessary. Consequently, we will continue to be subject to environmental laws that impose liability for historical releases of hazardous substances.

Our financial statements include reserves for future costs arising from environmental issues relating to our properties and operations. Our accruals for known environmental liabilities represent our best estimate of our probable future obligations for the investigation and remediation of known contaminated sites. Our accruals include asserted and unasserted claims. Our actual future expenditures, however, relating to compliance and cleanup of environmental conditions at our properties cannot be conclusively determined. The estimate of our environmental costs is based on currently available facts, present laws and regulations and current technology and take into consideration our prior experience in site investigation and remediation, the data available for each site, and the professional judgment of our environmental specialists and consultants. Although recorded liabilities include our best estimate of all probable costs, our total costs for the final settlement of each site cannot be predicted with certainty due to the variety of factors that make potential costs associated with contaminated sites inherently uncertain, such as:

the nature and extent of site contamination, available remediation alternatives, the extent to which remedial actions will be required, the time period over which costs will be incurred, the number and economic viability of other responsible parties, and whether we have any opportunity of contribution from third parties, including recovery from insurance policies. In addition, sites that are in the early stages of investigation are subject to greater uncertainties than mature sites that are close to completion. Although the sites we identify vary across the spectrum, approximately half of our sites could be considered at an early stage of the investigation and remediation process. Therefore, our cost estimates and the accruals associated with those sites are subject to greater uncertainties. Environmental contingent liabilities are often resolved over a long period of time and the timing of expenditures depends on a number of factors that vary by site. We expect that we will expend present accruals over many years and that remediation of all currently known sites will be completed within 30 years. While it is possible that a significant portion of the accrued costs as of March 30, 2008 may be paid out over the next ten years, we anticipate that no individual site will be considered to be material. We cannot ensure that our reserves are adequate to cover the total cost of remedial measures that may eventually be required by environmental authorities with respect to known environmental matters or the cost of claims that may be asserted in the future with respect to environmental matters about which we are not yet aware. Accordingly, the costs of environmental claims may exceed the amounts reserved.

We have been named as a PRP at sites identified by the EPA and state regulatory agencies for investigation and remediation under CERCLA, and similar state statutes. Under CERCLA, and under similar state statutes, potentially responsible parties are jointly and severally liable, and therefore we will continue to be potentially liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites where we have been designated a PRP. We are party to various cost-sharing arrangements with other PRPs at certain sites. In addition to PRPs, some of these arrangements involve one or more regulatory agencies. These cost-sharing arrangements generally require all PRPs to post financial assurance of the performance of the obligations. Our estimates of current reserves factor in these cost sharing arrangements and an assessment of the likelihood that such parties will fulfill their obligations at such sites. In estimating our current reserves for environmental matters, we have assumed that we will not bear the entire cost of remediation of every site to the exclusion of other PRPs, who may be jointly and severally liable. In the unlikely event that we are required to fully fund the remediation of a site, the statutory framework would allow us to pursue rights of contribution from other PRPs. It is also possible that we will be designated a PRP at additional sites in the future.

Like many other industrial companies in recent years, we are defendants in lawsuits alleging personal injury as a result of exposure to chemicals and substances in the workplace, including asbestos. To date, we have been dismissed from a number of these suits and have settled a number of others. The outcome of litigation such as this is difficult to predict and a judicial decision unfavorable to us could be rendered, possibly having a material adverse effect on our business.

Our business is subject to risks associated with international operations.

We purchase products from and supply products to businesses located outside of the United States. We also have significant operations located outside the United States. In fiscal 2008, approximately 20 percent of our total sales were attributable to our non-U.S. subsidiaries, in 2007, approximately 21 percent and in 2006, approximately 15 percent. A number of risks inherent in international operations could have a material adverse effect on our international operations and, consequently, on our results of operations, including:

- currency fluctuations;
- difficulties in staffing and managing multi-national operations;
- general economic and political uncertainties and potential for social unrest in countries in which we operate;
- limitations on our ability to enforce legal rights and remedies;
- restrictions on the repatriation of funds;
- changes in trade policies;
- tariff regulations;

- difficulties in obtaining export and import licenses; and
- the risk of government financed competition.

Any lower than expected rating of our bank debt and debt securities could adversely affect our business.

Two rating agencies, Moody's and Standard & Poor's ("S&P"), rate our debt securities. S&P upgraded our debt rating and Moody's maintained our debt rating during fiscal 2008. However, if the rating agencies were to reduce their current ratings, our interest expense would increase and the instruments governing our indebtedness could impose additional restrictions on our ability to make capital expenditures or otherwise limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate or our ability to take advantage of potential business opportunities. These modifications also could require us to meet more stringent financial ratios and tests or could require us to grant a security interest in our assets to secure the indebtedness. Our ability to comply with covenants contained in the instruments governing our existing and future indebtedness may be affected by events and circumstances beyond our control. If we breach any of these covenants, one or more events of default, including cross-defaults between multiple components of our indebtedness, could result. These events of default could permit our creditors to declare all amounts owing to be immediately due and payable, and terminate any commitments to make further extensions of credit.

Our business involves risks associated with complex manufacturing processes.

Our manufacturing processes depend on certain sophisticated and high-value equipment, such as some of our forging presses for which there may be only limited or no production alternatives. Unexpected failures of this equipment could result in production delays, revenue loss and significant repair costs. In addition, equipment failures could result in injuries to our employees. Moreover, the competitive nature of our businesses requires us to continuously implement process changes intended to achieve product improvements and manufacturing efficiencies. These process changes may at times result in production delays, quality concerns and increased costs. Any disruption of operations at our facilities due to equipment failures or process interruptions could have a material adverse effect on our business.

We could be faced with labor shortages, disruptions or stoppages if our relations with our union employees were to deteriorate.

Our operations rely heavily on maintaining good relations with our employees, and any labor shortage, disruption or stoppage caused by any deterioration in employee relations or difficulties in the renegotiation of labor contracts could reduce our operating margins and income. Approximately 25 percent of our employees are affiliated with unions or covered by collective bargaining agreements. We expect to negotiate nine collective bargaining agreements affecting approximately 11 percent of the workforce during fiscal 2009. Failure to negotiate a new labor agreement when required could result in a work stoppage. Although we believe that our labor relations have generally been satisfactory, it is possible that we could become subject to additional work rules imposed by agreements with labor unions, or that work stoppages or other labor disturbances could occur in the future, any of which could reduce our operating margins and income and place us at a disadvantage relative to non-union competitors.

Product warranty and product liability risks could adversely affect our operating results.

We produce many critical parts for commercial and military aircraft. Failure of our parts could give rise to substantial product liability claims. We maintain insurance addressing this risk, but there can be no assurance that the insurance coverage will be adequate or will continue to be available on terms acceptable to us. We manufacture our parts to strict contractually-established standards and tolerances using complex manufacturing processes. If we fail to meet the contractual requirements for a product we may be subject to product warranty costs and claims. These costs are generally not insured. We are parties to legal proceedings and other contingencies, the outcomes of which cannot be predicted with certainty. We estimate material loss contingencies and establish reserves based on our analysis of the contingencies in accordance with Generally Accepted Accounting Principles ("GAAP"). Developments in the legal proceedings may affect our assessment and estimates recorded as a liability or reserve and could result in an adverse effect on our results of operations in the period in which a liability would be recognized. See Item 3. "Legal Proceedings" in this Form 10-K.

We could be required to make additional contributions to our defined benefit pension and postretirement benefit plans as a result of adverse changes in interest rates and the capital markets.

Our estimates of liabilities and expenses for pensions and other postretirement benefits incorporate significant assumptions including the rate used to discount the future estimated liability, the long-term rate of return on plan assets and several assumptions relating to the employee workforce (salary increases, medical costs, retirement age and mortality). Our results of operations, liquidity, or shareholders' equity in a particular period could be affected by a decline in the rate of return on plan assets, the rate used to discount the future estimated liability, or changes in employee workforce assumptions.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our manufacturing plants and administrative offices, along with certain information concerning the products and facilities are as follows:

		Building Space (sq. ft.)		
Division	**No. of Facilities**	**Leased**	**Owned**	**Total**
Executive & Corporate Offices				
Domestic	2	567	80,853	81,420
Foreign	—	—	—	—
Investment Cast Products				
Domestic	51	735,823	2,584,207	3,320,030
Foreign	6	156,000	372,960	528,960
Forged Products				
Domestic	21	303,496	5,718,771	6,022,267
Foreign	32	559,904	2,522,727	3,082,631
Fastener Products				
Domestic	35	967,733	2,120,850	3,088,583
Foreign	21	493,876	820,232	1,314,108
Discontinued Operations				
Domestic	2	—	143,532	143,532
Foreign	5	308,386	55,520	363,906
Total Company				
Domestic	111	2,007,619	10,648,213	12,655,832
Foreign	64	1,518,166	3,771,439	5,289,605
Total	175	3,525,785	14,419,652	17,945,437

We believe our principal properties include facilities suitable and adequate for our present needs for the manufacture of our products. We continue to expand our manufacturing capacity to meet anticipated market demand for our products; see "Item 7. Management's Discussion and Analysis."

ITEM 3. LEGAL PROCEEDINGS

For a description of claims relating to environmental matters, see "Item 1. Business-Environmental Compliance."

Various claims and lawsuits arising during the normal course of business are pending against us. In the opinion of management, the outcome of these lawsuits will not have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Like many other industrial companies in recent years, we are a defendant in lawsuits alleging personal injury as a result of exposure to chemicals and particulates, including asbestos, integrated into our premises and processes and certain historical products. The particulates at issue are no longer incorporated in any currently manufactured products, and we have implemented safety protocols to reduce exposure to chemicals and remaining particulates in the workplace. To date, we have been dismissed from a number of these suits and have settled a number of others. Based on the information available to us as of the date of filing of this report, we believe, based on our review of the facts and the law, that the potential exposure from the resolution of any or all of these matters will not have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT [a]

Name	Officer Since	Age	Position Held With the Registrant
Mark Donegan	[b] 1992	51	Chairman and Chief Executive Officer
William D. Larsson	[c] 1980	62	Senior Vice President and Chief Financial Officer and Assistant Secretary
Christopher L. Ayers	[d] 2005	41	Executive Vice President and President-Forged Products
Steven G. Hackett	[e] 2004	51	Executive Vice President and President-Fastener Products
Kenneth D. Buck	[f] 2005	48	Senior Vice President and President-PCC Airfoils
John W. Ericksen	[g] 2006	46	Senior Vice President, Corporate Training and Organizational Development
Ross M. Lienhart	[h] 2004	55	Senior Vice President and President-Structurals Casting Operations
Joseph I. Snowden	[i] 2006	51	Senior Vice President and President-Special Metals Corporation
Steven C. Blackmore	[j] 2008	46	Vice President, Treasurer and Assistant Secretary
Roger A. Cooke	[k] 2000	59	Vice President-Regulatory and Legal Affairs and Secretary
Byron J. Gaddis	[l] 2000	51	Vice President and Chief Information Officer
Shawn R. Hagel	[m] 1997	42	Vice President, Corporate Controller and Assistant Secretary
Kenneth A. Koncilja	[n] 2006	50	Vice President-Internal Audit
Kirk G. Pulley	[o] 2004	39	Vice President-Strategic Planning and Corporate Development
Mark R. Roskopf	[p] 1999	46	Vice President-Corporate Taxes and Assistant Secretary

(a) *The above information is reported as of March 30, 2008. The officers serve for a term of one year and until their successors are elected. Unless otherwise indicated, all positions have been held for the last five years.*

(b) *Elected Chairman in 2003 and Chief Executive Officer in 2002. Previously was elected Executive Vice President in 1992. Named President-Wyman-Gordon in 1999. Previously served as President-PCC Structurals.*

(c) *Elected Senior Vice President in 2000.*

(d) *Elected Executive Vice President and President-Forged Products in 2006. Previously served as Senior Vice President and President-Wyman-Gordon in 2005. Prior to 2005, he served as the President of Wyman-Gordon Forgings West.*

(e) *Elected Executive Vice President and President-Fastener Products Division in 2008. Previously, he was Vice President in charge of PCC Structurals' small structural business operations.*

(f) *Elected Senior Vice President and President-PCC Airfoils in 2005. Previously served as the President of PCC Airfoils and Vice President and General Manager of the Minerva Plant.*

(g) *Elected Senior Vice President Organizational Development in 2008. Previously served as Senior Vice President-Small Structurals Casting Operations, Vice President-Corporate Organizational Development, and President-Wyman-Gordon Forgings East.*

(h) *Elected Senior Vice President and President-Large Structurals Casting Operations in 2006. Previously served as Senior Vice President and President-PCC Structurals.*

(i) *Elected Senior Vice President and President-Special Metals Corporation in 2006. Previously served as President of Specialty Material and Alloys Group.*

(j) *Elected Vice President, Treasurer and Assistant Secretary in 2008. Previously served as Assistant Treasurer.*

(k) *Elected Vice President-Regulatory and Legal Affairs and Secretary in 2000.*

(l) *Elected Vice President in 2000.*

(m) *Elected Vice President in 2000.*

(n) *Elected Vice President-Internal Audit in 2006. Prior to joining PCC, he held various executive positions in internal audit and corporate financial reporting at American Axle & Manufacturing.*

(o) *Elected Vice President-Strategic Planning and Corporate Development in 2004. Prior to joining PCC, he was a Vice President in investment banking with Goldman Sachs & Co.*

(p) *Elected Vice President in 2000.*

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

As of March 30, 2008, there were 7,617 shareholders of record of our common stock. Our common stock is listed on the New York Stock Exchange under the symbol PCP. It is also traded on the Chicago Stock Exchange, the Pacific Stock Exchange and the Philadelphia Stock Exchange. For information concerning the quarterly high and low closing prices of PCC common stock and dividend data, refer to the Quarterly Financial Information table in Item 8, Financial Statements and Supplementary Data. We expect to continue to pay quarterly cash dividends, subject to our earnings, financial condition and other factors.

Return to Shareholders Performance Graph

The following line graph provides a comparison of the annual percentage change in the Company's cumulative total shareholder return on its common stock to the cumulative total return of the S&P 500 Index and the S&P 500 Aerospace and Defense Index. The comparison assumes that $100 was invested on March 31, 2003 in PCC common stock and in each of the foregoing indices and, in each case, assumes the reinvestment of dividends. In addition, information has been adjusted to reflect the two-for-one stock split effective in September 2005.


Comparison of Cumulative Five Year Total Return
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
2003
2004
2005
2006
2007
2008
Precision Castparts Corporation
S&P 500 Index
S&P 500 Aerospace & Defense Index

MEASUREMENT PERIOD
(by fiscal year)

	2003	2004	2005	2006	2007	2008
S&P 500	100.0	132.94	143.23	161.07	180.13	170.02
S&P 500 Aerospace & Defense	100.0	139.12	177.96	219.14	254.32	266.35
Precision Castparts Corp.	100.0	181.11	320.59	502.21	881.16	859.12

ITEM 6. SELECTED FINANCIAL DATA

Five-Year Summary of Selected Financial Data (1)

(Unaudited)
(In millions, except employee, shareholder and per share data)

Fiscal	2008	2007	2006	2005	2004
Net sales	**$6,852.1**	$5,319.4	$3,479.7	$2,854.4	$1,884.1
Net income (loss):					
Continuing operations	**$ 965.9**	$ 609.8	$ 347.2	$ 240.4	$ 127.8
Net income (loss)	**$ 987.3**	$ 633.1	$ 350.6	$ (1.7)	$ 117.9
Return on sales from continuing operations	**14.1%**	11.5%	10.0%	8.4%	6.8%
Return on beginning shareholders' equity from continuing operations	**34.1%**	28.5%	19.5%	14.0%	12.0%
Net income (loss) per common share (basic):					
Continuing operations	**$ 6.99**	$ 4.48	$ 2.60	$ 1.84	$ 1.13
Net income (loss)	**$ 7.15**	$ 4.66	$ 2.63	$ (0.01)	$ 1.05
Net income (loss) per common share (diluted):					
Continuing operations	**$ 6.89**	$ 4.42	$ 2.56	$ 1.81	$ 1.11
Net income (loss)	**$ 7.04**	$ 4.59	$ 2.58	$ (0.01)	$ 1.02
Weighted average shares of common stock outstanding					
Basic	**138.1**	136.0	133.3	130.6	112.8
Diluted	**140.2**	138.0	135.7	133.0	115.2
Cash dividends declared per common share (2)	**$ 0.12**	$ 0.12	$ 0.105	$ 0.06	$ 0.06
Working capital	**$1,167.5**	$ 378.7	$ 465.3	$ 433.4	$ 274.7
Total assets	**$6,050.1**	$5,258.7	$3,747.8	$3,625.0	$3,755.5
Total debt	**$ 355.0**	$ 873.0	$ 676.6	$ 843.0	$1,077.5
Total equity	**$4,045.0**	$2,836.2	$2,140.5	$1,780.4	$1,714.6
Total debt as a percent of total debt and equity	**8.1%**	23.5%	24.0%	32.1%	38.6%
Book value per share	**$ 29.10**	$ 20.67	$ 15.84	$ 13.45	$ 13.25
Capital expenditures (3)	**$ 227.4**	$ 223.1	$ 99.4	$ 67.6	$ 68.0
Number of employees (4)	**21,558**	20,026	16,040	15,384	16,672
Number of shareholders of record	**7,617**	7,075	6,564	5,633	5,429

(1) All share and per share information has been restated to reflect the 2-for-1 stock split effective September 2005
(2) Cash dividends declared per common share were $0.015 for the first quarter of fiscal 2006 and $0.03 for the remaining three quarters
(3) Includes capital expenditures of discontinued operations
(4) Includes employees of discontinued operations

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in millions, except per share data)

Business overview

We completed another successful year in fiscal 2008, attaining record levels of sales, operating income, net income from continuing operations, and earnings per share. These results were principally driven by continuing strong conditions in our core aerospace and power generation markets, effective volume leverage, and disciplined cost reduction and operational improvements across all of our segments. Also, during the year, we successfully acquired McWilliams and Caledonian, two strategically important acquisitions within the Forged Products segment.

In April 2007, we completed the acquisition of McWilliams, a leading manufacturer of titanium, nickel and steel forgings, primarily for commercial and military aerospace applications. McWilliams has established long-term relationships with manufacturers of smaller aircraft engines, thereby extending the customer reach of our forging operations. McWilliams operates both hammer and screw presses for open and closed die forging.

In July 2007, we completed the acquisition of Caledonian, the market leader in providing nickel superalloy and titanium revert management solutions for the aerospace and industrial gas turbine ("IGT") markets. Revert includes metal chips, casting gates, bar ends, forging flash, and other byproducts from casting, forging, and fastener manufacturing processes that can be re-melted and reused. The acquisition of Caledonian provides us with the infrastructure and capabilities needed to create a closed loop system for the retention and reuse of internally-generated revert. In addition, Caledonian provides access to new sources of material outside the Company and helps determine optimal utilization of revert streams throughout our melting operations worldwide. During the third quarter of fiscal 2008, Greenville Metals, a metal processing operation, became part of the Forged Products segment to take advantage of synergies with Caledonian. Greenville Metals was formerly a business in the Investment Cast Products segment.

Also, during the year, we continued to increase manufacturing capacity to support growth in our core markets with completion or initiation of various large-scale capital expenditure projects, primarily within the Forged Products segment. We expect fiscal 2009 capital expenditures will be approximately 10-20 percent higher than fiscal 2008 spending levels, with the most significant capacity expansion projects planned within the Investment Cast Products segment to support record demand for IGT products.

Looking ahead, we will continue to capitalize on our strong foundation across all markets. We are well positioned on existing as well as new and expanding aerospace platforms, driven by continuing increases in OEM aircraft build rates, high aircraft utilization rates, and an expanding aerospace customer base. We also expect to benefit from solid growth in demand for IGT components and extruded pipe products serving the power generation market, as well as further market penetration in our non-aerospace nickel alloys serving the oil and gas, chemical processing and pollution control industries.

	Fiscal Year		Increase/(Decrease)	
	2008	2007	$	%
Net sales	**$6,852.1**	$5,319.4	$1,523.7	29%
Cost of goods sold	**4,982.3**	4,020.2	962.1	24
Selling and administrative expenses	**358.9**	332.7	26.2	8
Restructuring and asset impairment	**6.1**	—	6.1	N/A
Interest expense, net	**42.3**	52.2	(9.9)	(19)
Income before income tax and minority interest	**1,462.5**	914.3	548.2	60
Income tax expense	**495.4**	303.1	192.3	63
Minority interest	**(1.2)**	(1.4)	0.2	(14)
Net income from continuing operations	**965.9**	609.8	356.1	58
Net income from discontinued operations	**21.4**	23.3	(1.9)	(8)
Net income	**$ 987.3**	$ 633.1	$ 354.2	56%
Net income per share from continuing operations (basic)	**$ 6.99**	$ 4.48	$ 2.51	56%
Net income per share from discontinued operations (basic)	**0.16**	0.18	(0.02)	(11)
Net income per share (basic)	**$ 7.15**	$ 4.66	$ 2.49	53%
Net income per share from continuing operations (diluted)	**$ 6.89**	$ 4.42	$ 2.47	56%
Net income per share from discontinued operations (diluted)	**0.15**	0.17	(0.02)	(12)
Net income per share (diluted)	**$ 7.04**	$ 4.59	$ 2.45	53%

	Fiscal Year		Increase/(Decrease)	
Sales by Market	2008	2007	$	%
Aerospace	**$3,768.3**	$2,825.3	$ 943.0	33%
% of total	***55%***	*53%*		
Power Generation	**1,614.6**	1,131.7	482.9	43
% of total	***24%***	*21%*		
General Industrial	**1,118.0**	1,041.8	76.2	7
% of total	***16%***	*20%*		
Automotive	**351.2**	320.6	30.6	10
% of total	***5%***	*.6%*		
Total Sales	**$6,852.1**	$5,319.4	$1,532.7	29%
% of total	***100%***	*100%*		

	Fiscal Year		Increase/(Decrease)	
Average market price of key metals (per pound)	2008	2007	$	%
Nickel	**$ 15.27**	$ 13.32	$ 1.95	15%
London Metals Exchange (1)				
Titanium	**$ 6.73**	$ 15.20	$ (8.47)	(56)%
Ti 6-4 bulk, Metalprices.com				
Cobalt	**$ 34.36**	$ 19.78	$ 14.58	74%
Metal Bulletin COFM.8 Index (1)				

(1) Source: Bloomberg

Total sales for fiscal 2008 were $6,852.1 million, an increase of $1,523.7 million, or 29 percent, from fiscal 2007 sales of $5,319.4 million. Total aerospace sales increased 33 percent over fiscal 2007 levels, and increased from 53 percent of total sales in fiscal 2007 to 55 percent of total sales in fiscal 2008. Power generation sales increased 43 percent over fiscal 2007 levels, and increased from 21 percent of total sales in fiscal 2007 to 24 percent of total sales in fiscal 2008. Sales to the general industrial markets increased 7 percent over the prior year, and decreased from 20 percent of total sales in fiscal 2007 to 16 percent of total sales in fiscal 2008. Sales to the automotive market grew by 10 percent, decreasing from 6 percent of total sales in fiscal 2007 to 5 percent of total sales in fiscal 2008. The acquisitions of GSC, Cherry, McWilliams and Caledonian collectively contributed approximately $315 million of the year-over-year increase. The remaining increase in sales was principally driven by continued strength in our core aerospace and power generation markets. In addition, contractual pass-through pricing of higher material costs increased sales by approximately $460.9 million this year versus approximately $299.0 million in fiscal 2007. With regard to growth in the commercial aircraft industry, aircraft deliveries increased 8 percent in calendar 2007 from calendar 2006, and forecasts from The Airline Monitor as of January 2008 indicate aircraft deliveries are expected to increase approximately 13 percent in calendar year 2008. Due to manufacturing lead times, our production volumes are approximately 6 to 9 months ahead of aircraft deliveries.

Cost of goods sold was $4,982.3 million, or 73 percent of sales, in fiscal 2008 as compared to $4,020.2 million, or 76 percent of sales, in fiscal 2007. The improvement in the year-over-year percentage reflects the impact of leverage from higher sales volume and improved operating efficiencies, partially offset by increased raw material costs in fiscal 2008, primarily nickel and cobalt, which have increased approximately 15 percent and 74 percent, respectively, on the London Metals Exchange and Metal Bulletin COFM.8 Index, respectively, compared to fiscal 2007.

Selling and administrative expenses were $358.9 million, or 5 percent of sales, in fiscal 2008 compared to $332.7 million, or 6 percent of sales, in fiscal 2007. The improved year-over-year percentage was primarily due to leverage from the higher sales volume and lower expense related to our deferred compensation plan compared to the prior year, partially offset by increased stock based compensation expense.

Net income from continuing operations for fiscal 2008 was $965.9 million, or $6.89 per share (diluted), which included restructuring charges totaling $0.03 per share (diluted). By comparison, net income from continuing operations for fiscal 2007 was $609.8 million, or $4.42 per share (diluted). Fiscal 2007 net income from continuing operations included tax benefits of $11.1 million, or $0.08 per share (diluted), associated with tax refund claims and changes in tax reserves resulting from completed and ongoing audits. Fiscal 2008 net income (including discontinued operations) was $987.3 million, or $7.04 per share (diluted), compared with net income of $633.1 million, or $4.59 per share (diluted) in fiscal 2007. Fiscal 2008 net income includes income of $21.4 million, or $0.15 per share (diluted), from discontinued operations, compared to income of $23.3 million, or 0.17 per share (diluted), in the prior year.

Business acquisitions

Fiscal 2008

On July 5, 2007, we acquired Caledonian Alloys for $208.1 million in cash, of which $165.1 million was paid at close, and we expect two additional contingent payments of approximately $21.5 million each will be paid over the two years subsequent to acquisition. Caledonian is a market leader in providing nickel superalloy and titanium revert management solutions for the aerospace and IGT industries. Revert includes metal chips, casting gates, bar ends, forging flash, and other byproducts from casting, forging, and fastener manufacturing processes that can be re-melted and reused. Headquartered in Livingston, Scotland, Caledonian employs approximately 300 people and operates nine revert processing facilities in six countries. The Caledonian acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment.

On April 3, 2007, we acquired McWilliams, a privately-held company headquartered in Rockaway, New Jersey, for $91.4 million in cash. Founded in 1880, McWilliams is a leading manufacturer of titanium, nickel and steel forgings, primarily for commercial and military aerospace applications. The company, which employs approximately 120 people at its New Jersey facility, operates both hammer and screw presses for open and closed die forging. The McWilliams acquisition is an asset purchase for tax purposes and operates as part of the Forged Products segment.

Fiscal 2007

On February 23, 2007, we acquired Cherry from Acument Global Technologies, Inc. ("Acument") for $298.1 million in cash. Founded in 1939, Cherry encompasses the aerospace operations of Acument, formerly Textron Fastening Systems, and is a manufacturer of aerospace rivets and blind bolts. Cherry employs approximately 500 people at its facility in Santa Ana, California. Cherry fills a gap in our product line of critical aerospace fasteners and opens up potential synergies and economies of scale with our other fastener operations. The Cherry acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment.

On February 2, 2007, we acquired GSC, a manufacturer of aluminum and steel structural investment castings for aerospace, energy, medical, and other end markets for $77.1 million in cash. GSC employed approximately 375 people at its operations in Ogden, Utah and Saltillo, Mexico. The Mexico operation was closed subsequent to the acquisition. GSC enhances our small structural investment casting portfolio with its ability to produce larger components. The GSC acquisition is an asset purchase for tax purposes and operates as part of the Investment Cast Products segment.

On May 25, 2006, we acquired SMC, a manufacturer of high-performance nickel-based alloys and superalloys, which are sold internally and to third party customers. SMC provides our forging operations with nickel-based alloys for manufacturing aerospace components, enabling us to manage our overall value stream more cost effectively from raw material to forged components. The aggregate purchase price was $548.1 million, which principally includes $310.6 million for the purchase of shares and $240.1 million for the repayment of SMC's outstanding debt and related termination costs, partially offset by $22.3 million of cash acquired. The SMC acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment.

Fiscal 2006

On January 6, 2006, we acquired the Shur-Lok Group, which includes the Shur-Lok Corporation in Irvine, California, and Shur-Lok International located in Petit-Rechain, Belgium, for approximately $113.0 million. Shur-Lok is a manufacturer of highly engineered, critical aerospace fasteners, including inserts, barrel nuts, adjustable diameter bolts, fluid fittings and lock nuts. The Shur-Lok product line enhances the basket of fastener products we can offer to our commercial airframe customers, while increasing market reach into other critical fastener applications. The Shur-Lok acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment.

Discontinued operations

Our financial statements were impacted by activities relating to the planned or completed divestiture of a number of our businesses. These businesses have been accounted for under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, any operating results of these businesses are presented in our Consolidated Statements of Operations as discontinued operations, net of income tax, and all prior periods have been reclassified.

Fiscal 2008

In the fourth quarter of fiscal 2008, we entered into an agreement to sell the Unbrako fastener business headquartered in Shannon, Ireland. The transaction is anticipated to close in the second quarter of fiscal 2009. Unbrako has been reclassified from the Fastener Products segment to discontinued operations.

Also in the fourth quarter, we decided to close the Kladno alloy manufacturing business located in the Czech Republic. Kladno primarily supplied steel ingots to Wyman-Gordon's Grafton, Massachusetts operation. Kladno has been reclassified from the Forged Products segment to discontinued operations.

In January 2008, we completed the sale of Rescal for approximately $11.2 million. Rescal, which is located in France, was acquired with SMC and has been held for sale since the first quarter of fiscal 2007. The sale of the business generated a tax-effected gain of $4.6 million, or $0.03 per share (diluted) in the fourth quarter of fiscal 2008.

In January 2008, we completed the sale of Shape Memory Alloys ("SMA") for $30.2 million. The SMA business was acquired with SMC in the first quarter of fiscal 2007, and was reclassified from the Forged Products segment to discontinued operations during the third quarter of fiscal 2008. The sale of the business generated a tax-effected gain of $16.3 million, or $0.12 per share (diluted), of which $4.0 million, or $0.03 per share (diluted), was recognized in the third quarter of fiscal 2008.

Fiscal 2007

In the second quarter of fiscal 2007, we sold our interest in Wyman-Gordon FRISA to our 50% joint venture partner for $30.0 million in cash. In addition, the buyer assumed and subsequently repaid $17.4 million of debt upon closing. At the time of the closing, the joint venture entity operated a manufacturing facility located in Mexico that was engaged in the manufacture of forged products using the ring rolling process. FRISA was reclassified from the Forged Products segment to discontinued operations.

In the first quarter of fiscal 2007, we decided to sell the refiner rebuild business of J&L Fiber Services and close our AFT Composites business. These businesses were reclassified from the former Industrial Products segment (now the Fastener Products segment) to discontinued operations. Both transactions were completed during the third quarter of fiscal 2007.

Restructuring, asset impairment and other non-recurring charges

We regularly assess our cost structure to ensure that operations are properly sized for prevailing market conditions, taking into consideration current and forecasted conditions in markets we serve. The following restructuring and asset impairment charges were recorded in fiscal 2008 and 2006.

Fiscal 2008

During the fourth quarter of fiscal 2008, the Investment Cast Products segment recorded restructuring charges of $6.1 million, primarily for shut down costs associated with an underutilized machining operation located in the United Kingdom. The tax-effected impact of these charges was $4.3 million, or $0.03 per share (diluted).

Fiscal 2006

During the third quarter of fiscal 2006, we recorded restructuring and asset impairment charges of $2.3 million, which included $1.7 million primarily for the write down of a building and equipment to fair value related to consolidation of a machining operation in the Investment Cast Products segment, and $0.6 million for severance costs associated with headcount reductions related to downsizing a tooling operation in Ireland. The tax-effected impact of these charges was $1.9 million, or $0.01 per share (diluted).

Outlook

Looking forward to fiscal 2009, we are well positioned for continued success and profitable growth. We see a continuation of growing demand from all our major markets, and our manufacturing operations are prepared to take advantage of volume leverage and opportunities for cost reduction. We have ramped up capital spending in the last two years to increase production capacity, and we expect additional capital spending in fiscal 2009 to further increase capacity to meet growing demand in our core markets. We will be fully prepared to meet the increased demand from our aerospace customers as new production programs such as the Airbus A380, Boeing 787, F-35 fighter, and KC-X tanker come on line. On the IGT front, major turbine programs currently in production and new platforms in development are providing significant growth opportunities across an expanded customer base. Extruded pipe has a growing backlog extending more than 24 months, and our non-aerospace nickel alloy operations are steadily opening up new market opportunities. In concert with this top-line growth, we have a full pipeline of projects designed to streamline our manufacturing plants and to reduce costs quarter after quarter.

We expect fiscal 2009 sales to grow organically by approximately 8 to 10 percent, driven by strong conditions in our core markets and our increased manufacturing capacity. We believe changes in metal prices will continue to impact sales growth during fiscal 2009, as we have already begun to see raw material costs, primarily nickel, decline in the last two quarters. In addition, continued growth in intercompany sales, particularly within our Forged Products segment, will have an impact on reported sales as capacity is utilized for internal demands and these sales are eliminated in consolidation. Internal supply allows us to manage our overall value stream more cost effectively from raw material to forged component.

Operating income is expected to benefit from the sales volume increases and continued operational improvements, and operating margin as a percent of sales is also expected to show modest improvement over fiscal 2008 levels principally due to leverage from higher sales volume and improved operating performance across all segments.

As in prior years, we will remain active on the acquisition front, continually assessing the strategic fit and value of businesses that have potential for success within our existing framework. At the same time, we will continually assess the suitability and management of our existing businesses in order to maintain our strong financial position and competitive profile.

Financial results by segment

We analyze our operating segments in accordance with Statement of Financial Accounting Standard ("SFAS") No. 131, "Disclosure about Segments of an Enterprise and Related Information," and manage our business across three reportable segments: Investment Cast Products, Forged Products and Fastener Products. Effective in the third quarter of fiscal 2008, PCC's Greenville Metals, a metal processing operation, was moved from the Investment Cast Products segment to the Forged Products segment to better align Greenville Metals' business with synergies associated with the recent acquisition of Caledonian Alloys. All prior periods have been reclassified to reflect the change in reportable segments. Segment operating income amounts presented below exclude restructuring and asset impairment charges.

	Fiscal Year			% Increase/(Decrease)	
	2008	**2007**	**2006**	**2008 vs. 2007**	**2007 vs. 2006**
Net sales					
Investment Cast Products	**$2,160.0**	$1,748.3	$1,571.8	24%	11%
Forged Products	**3,168.1**	2,350.6	893.1	35	163
Fastener Products	**1,524.0**	1,220.5	1,014.8	25	20
Consolidated net sales	**$6,852.1**	$5,319.4	$3,479.7	29%	53%
Segment operating income					
Investment Cast Products	**$ 521.8**	$ 382.3	$ 315.2	37%	21%
% of sales	***24.2%***	*21.9%*	*20.1%*		
Forged Products	**699.5**	409.5	113.3	71	261
% of sales	***22.1%***	*17.4%*	*12.7%*		
Fastener Products	**384.2**	261.7	174.2	47	50
% of sales	***25.2%***	*21.4%*	*17.2%*		
Corporate expense	**(94.6)**	(87.0)	(49.0)	(9)	(78)
Total segment operating income	**1,510.9**	966.5	553.7	56%	75%
% of sales	***22.1%***	*18.2%*	*15.9%*		
Provision for restructuring and asset impairment	**6.1**	—	2.3		
Interest expense, net	**42.3**	52.2	40.6		
Consolidated income before income taxes and minority interest	**$1,462.5**	$ 914.3	$ 510.8		

	Fiscal Year			% Increase/(Decrease)	
	2008	**2007**	**2006**	**2008 vs. 2007**	**2007 vs. 2006**
Contractual material pass-through:					
Investment Cast Products	**$ 100.4**	$ 55.8	$ 18.3	80%	205%
Forged Products	**345.9**	224.4	110.6	54	103
Fastener Products	**14.6**	18.8	23.7	(22)	(21)
Total contractual material pass-through	**$ 460.9**	$ 299.0	$ 152.6	54%	96%

	Fiscal Year			% Increase/(Decrease)	
	2008	**2007**	**2006**	**2008 vs. 2007**	**2007 vs. 2006**
Intercompany sales: (1)					
Investment Cast Products (2)	**$ 122.6**	$ 80.2	$ 68.6	53%	17%
Forged Products (3)	**642.4**	258.4	39.5	149	554
Fastener Products (4)	**108.1**	81.2	68.5	33	19
Total intercompany sales	**$ 873.1**	$ 419.8	$ 176.6	108%	138%

(1) Intercompany sales consist of each segment's total intercompany sales, including intercompany sales within a segment and between segments.

(2) Investment Cast Products: Includes intersegment sales of $27.4 million, $4.4 million and $1.9 million for fiscal 2008, 2007 and 2006, respectively.

(3) Forged Products: Includes intersegment sales of $41.0 million, $7.1 million and $0.9 million for fiscal 2008, 2007 and 2006, respectively.

(4) Fastener Products: Includes intersegment sales of $2.3 million, $1.8 million and $0.6 million for fiscal 2008, 2007 and 2006, respectively.

Investment Cast Products

The Investment Cast Products segment includes PCC Structurals, PCC Airfoils and Specialty Materials and Alloys Group ("SMAG"). These businesses manufacture investment castings, or provide related investment casting materials and alloys, for aircraft engines, IGT engines, airframes, armaments, medical prostheses and other industrial applications.

	Fiscal Year			% Increase/(Decrease)	
	2008	**2007**	**2006**	**2008 vs. 2007**	**2007 vs. 2006**
Sales by Market					
Aerospace	**$1,314.5**	$1,133.2	$1,019.9	16%	11%
% of total	***61%***	*65%*	*65%*		
Power Generation	**567.8**	409.5	371.8	39	10
% of total	***26%***	*23%*	*24%*		
General Industrial	**251.1**	196.0	166.5	28	18
% of total	***12%***	*11%*	*10%*		
Automotive	**26.6**	9.6	13.6	177	(29)
% of total	***1%***	*1%*	*1%*		
Total Sales	**$2,160.0**	$1,748.3	$1,571.8	24%	11%
% of total	***100%***	*100%*	*100%*		
Operating income	**$ 521.8**	$ 382.3	$ 315.2	36%	21%
% of sales	***24.2%***	*21.9%*	*20.1%*		

Fiscal 2008 compared with fiscal 2007

The Investment Cast Products segment reported fiscal 2008 sales of $2,160.0 million, an increase of 24 percent from the prior year's sales of $1,748.3 million. Approximately $45 million, or 11 percent of this increase reflects incremental sales of GSC, which was acquired in the fourth quarter of fiscal 2007. The remaining increase in sales reflects growth in the commercial and regional aerospace markets and strengthening demand in the IGT power generation businesses. Sales also include $100.4 million of higher pricing related to contractual pass-through of increased material costs compared to $55.8 million last year.

Operating income for the Investment Cast Products segment was $521.8 million or 24.2 percent of sales in fiscal 2008, compared to $382.3 million, or 21.9 percent of sales, in fiscal 2007. The increase in operating income reflects the impact of higher sales volume, partially offset by higher raw material costs, primarily nickel and cobalt, which have increased approximately 15 percent and 74 percent, respectively, on the London Metals Exchange and Metal Bulletin COFM.8 Index, respectively, compared to fiscal 2007. The continued improvement in operating margins as a percent of sales was driven by leverage from the increased sales volume and improved manufacturing performance, partially offset by the impact of higher raw material costs and pass-through pricing. While the majority of the higher material costs were recovered from contractual terms allowing for pass-through pricing and protect operating income, they dilute operating income as a percent of sales. Contractual material pass-through pricing diluted operating margins by 1.2 percentage points in fiscal 2008 compared to 0.7 percentage points last year.

The Investment Cast Products segment anticipates higher sales in fiscal 2009, primarily driven by increased demand from commercial aerospace and IGT customers. Additional capacity expansion projects are planned for completion in fiscal 2009 to accommodate higher demand for IGT products. Operating margins, as a percent of sales, are expected to improve slightly in fiscal 2009 as a result of leverage from the higher sales volume and continued improvements in operating efficiencies.

Fiscal 2007 compared with fiscal 2006

The Investment Cast Products segment reported fiscal 2007 sales of $1,748.3 million and operating income of $382.3 million, or 21.9 percent of sales. Fiscal 2007 sales increased 11 percent from the prior year's $1,571.8 million, and operating income increased by 21 percent over the prior year's $315.2 million, or 20.1 percent of sales. The increase in sales reflected growth in the commercial and military aerospace markets, strengthening demand in the aerospace aftermarket businesses, and the addition of sales from GSC. The increase in operating income principally reflected the impact of the higher sales volume and improved performance, partially offset by lower selling prices from contractual agreements. In addition, material pass-through pricing for fiscal 2007 contributed $55.8 million to sales, diluting operating margins by 0.7 percentage points, compared to fiscal 2006 pass-through pricing of $18.3 million, diluting operating margins by 0.2 percentage points.

Forged Products

The Forged Products segment includes the operations of Wyman-Gordon and SMC, which was acquired in the first quarter of fiscal 2007. These businesses manufacture forged components from sophisticated titanium and nickel-based alloys principally for the aerospace and power generation markets, or manufacture nickel and cobalt-based alloys used to produce forged components for aerospace and non-aerospace markets which include products for oil and gas, chemical processing, and pollution control applications. The segment also provides nickel superalloy and titanium revert management solutions, re-melting various material byproducts and reusing them in casting, forging, and fastener manufacturing processes. Forged Products' sales to the aerospace and power generation markets are derived primarily from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales going to manufacturers of landing gear and other airframe components. The Forged Products segment also produces extruded pipe for the power generation and the oil and gas industries.

	Fiscal Year			% Increase/(Decrease)	
	2008	**2007**	**2006**	**2008 vs. 2007**	**2007 vs. 2006**
Sales by Market					
Aerospace	**$1,476.1**	$1,024.0	$ 556.4	44%	84%
% of total	***47%***	*44%*	*62%*		
Power Generation	**1,028.5**	703.4	254.6	46	176
% of total	***32%***	*30%*	*28%*		
General Industrial	**574.9**	558.9	77.1	3	625
% of total	***18%***	*23%*	*9%*		
Automotive	**88.6**	64.3	5.0	38	1,186
% of total	***3%***	*3%*	*1%*		
Total Sales	**$3,168.1**	$2,350.6	$ 893.1	35%	163%
% of total	***100%***	*100%*	*100%*		
Operating income	**$ 699.5**	$ 409.5	$ 113.3	71%	261%
% of sales	***22.1%***	*17.4%*	*12.7%*		

Fiscal 2008 compared with fiscal 2007

The Forged Products segment reported fiscal 2008 sales of $3,168.1 million, an increase of 35 percent from the prior year's sales of $2,350.6 million. Approximately $150 million or 18 percent of the increase in sales from the prior year reflects the acquisitions of McWilliams and Caledonian. The remaining increase in year-over-year sales was driven by increased demand for aerospace products, improving demand in the North American market for extruded pipe, and a full year of sales from SMC compared to 10 months in the prior year. Sales of extruded pipe increased 38 percent year-over-year, from $272.6 million in fiscal 2007 to $375.8 million in fiscal 2008. Fiscal 2008 sales also include $345.9 million of higher contractual pricing related to pass-through of increased raw material costs, compared to $224.4 million last year. In the current year, the Forged Products segment dedicated more resources for internal production which impacts top-line revenues. Total intercompany sales, including sales within and between segments, increased from $258.4 million in fiscal 2007 to $642.4 million in the current year; these sales are eliminated in consolidation.

Operating income for the Forged Products segment was $699.5 million or 22.1 percent of sales in fiscal 2008, compared to $409.5 million, or 17.4 percent of sales, in fiscal 2007. Operating income as a percent of sales benefited from increased sales volume, which included increased sales of higher margin power generation products, and from implementation of successful cost-reduction initiatives. In addition to continuing improvements from base businesses, SMC continued to make significant margin improvements throughout the year, which were driven by continuing yield improvements, higher production volumes, and inventory reductions. These improvements were partially offset by higher material costs, primarily nickel and cobalt, which have increased approximately 15 percent and 74 percent, respectively, on the London Metals Exchange and Metal Bulletin COFM.8 Index, respectively, compared to fiscal 2007. The contractual pass-through of higher raw material costs diluted operating margins by 2.7 percentage points in fiscal 2008 compared to 1.8 percentage points last year.

Sales within this segment are expected to increase in fiscal 2009 consistent with growth in the commercial aerospace markets as well as solid growth in extruded pipe sales and other power generation markets. While we expect increases in alloy production volume year-over-year, the segment is expected to continue to moderately grow its internal supply of materials in fiscal 2009, which will have a negative impact on reported top-line revenues. Operating income as a percent of sales is expected to show continued improvement, benefiting from the leverage of higher sales volume and further cost reductions.

Fiscal 2007 compared with fiscal 2006

The Forged Products segment reported fiscal 2007 sales of $2,350.6 million and operating income of $409.5 million, or 17.4 percent of sales. Fiscal 2007 sales increased 163 percent from the prior year's sales of $893.1 million, and operating income increased by 261 percent over the prior year's operating income of $113.3 million, or 12.7 percent of sales. The increase in year-over-year sales was driven by the addition of 10 months of sales from SMC, increased demand for aerospace products, continued penetration in the Asian power generation market, and improving demand in the North American market for extruded pipe. Operating income as a percent of sales benefited from increased sales volume of higher margin power generation components, as well as from the impact of successful cost-reduction initiatives. In addition to continuing improvements from base businesses, SMC exceeded initial projections and rapidly accelerated its progress in improving yields, increasing production volumes and reducing inventories, thereby significantly improving operating margins each quarter in its first 10 months of operation under PCC. Fiscal 2007 sales also included $224.4 million of higher pricing related to pass-through of increased raw material costs compared to $110.6 million in fiscal 2006, diluting operating margins by 1.8 percent in each period.

Fastener Products

The Fastener Products segment includes the Aerospace Fasteners and Engineered Fasteners groups. In addition, the segment includes the integration of the former Industrial Products segment in the fourth quarter of fiscal 2007. The businesses that comprise this segment produce fasteners, fastener systems and components for critical applications in the aerospace, automotive and industrial machinery markets.

	Fiscal Year			% Increase/(Decrease)	
	2008	**2007**	**2006**	**2008 vs. 2007**	**2007 vs. 2006**
Sales by Market					
Aerospace	**$ 977.7**	$ 668.0	$ 467.9	46%	43%
% of total	***64%***	*55%*	*47%*		
Power Generation	**18.4**	18.8	14.9	(2)	26
% of total	***1%***	*1%*	*1%*		
General Industrial & Other	**291.9**	287.0	276.6	2	4
% of total	***19%***	*24%*	*27%*		
Automotive	**236.0**	246.7	255.4	(4)	(3)
% of total	***16%***	*20%*	*25%*		
Total Sales	**$1,524.0**	$1,220.5	$1,014.8	25%	20%
% of total	***100%***	*100%*	*100%*		
Operating income	**$ 384.2**	$ 261.7	$ 174.2	47%	50%
% of sales	***25.2%***	*21.4%*	*17.2%*		

Fiscal 2008 compared with fiscal 2007

The Fastener Products segment reported fiscal 2008 sales of $1,524.0 million, a 25 percent increase from fiscal 2007 sales of $1,220.5 million. The increase in sales primarily resulted from higher sales from the Aerospace Fastener operations, of which approximately $121 million represented incremental sales from a full year of Cherry Aerospace, acquired in the fourth quarter of fiscal 2007. Sales from the Engineered Fastener and industrial products operations decreased 3 percent year-over-year, principally due to weaker demand from the automotive industry.

Operating income for the Fasteners segment was $384.2 million or 25.2 percent of sales in fiscal 2008, compared to $261.7 million, or 21.4 percent of sales, in fiscal 2007. The improvement in operating margins reflected leverage from the increased sales volume and increased sales in the higher margin aerospace business, as well as the impact of continued efforts to reduce costs and improve manufacturing processes.

Sales and operating income within the Fastener Products segment are expected to grow during fiscal 2009 as a result of increased sales volume to the aerospace market resulting from strong aerospace demand, continued market share gains, and qualification of existing capacity from automotive to aerospace production, partially offset by soft conditions in the North American automotive market. Operating income as a percent of sales is also expected to improve due to continuing cost take-outs and leverage from higher sales.

Fiscal 2007 compared with fiscal 2006

The Fastener Products segment reported fiscal 2007 sales of $1,220.5 million and operating income of $261.7 million, or 21.4 percent of sales. Fiscal 2007 sales increased 20 percent from the prior year's sales of $1,014.8 million, and operating income increased by 50 percent over the prior year's operating income of $174.2 million, or 17.2 percent of sales. The increase in sales was due to the addition of sales from Cherry Aerospace (acquired in the fourth quarter of fiscal 2007) and a full year of sales from Shur-Lok (acquired in the fourth quarter of fiscal 2006), and the favorable impact of strong aerospace sales, partially offset by weaker demand from the automotive industry. The improvement in operating margins reflected leverage from the increased sales volume and higher margin aerospace business, as well as the impact of continued efforts to reduce costs and improve manufacturing processes.

Interest and taxes

Net interest expense in fiscal 2008 was $42.3 million, compared with $52.2 million in fiscal 2007. The lower net interest expense was due to reduced debt levels, lower borrowing rates, and higher interest income compared to the prior year.

The effective tax rate for fiscal 2008 was 33.9 percent, compared with 33.2 percent in fiscal 2007. The slight increase in tax rate was principally due to reduced tax benefits from audit settlements in fiscal 2008 compared to fiscal 2007, and the loss of the extraterritorial income exclusion benefit in 2008, which is partially offset by a larger U.S. manufacturing deduction in 2008.

Liquidity and capital resources

Total assets of $6,050.1 million at March 30, 2008 represented a $791.4 million increase from the $5,258.7 million balance at April 1, 2007. This increase was driven by the addition of McWilliams and Caledonian assets totaling $388.2 million, and by increased inventories and receivables to support continuing revenue growth in the base businesses. Total capitalization at March 30, 2008, was $4,400.0 million, consisting of $355.0 million of debt and $4,045.0 million of equity. The debt-to-capitalization ratio declined to 8.1% at March 30, 2008 from 23.5% at the end of fiscal 2007.

Cash as of March 30, 2008 was $221.3 million, up $70.9 million from the end of fiscal 2007, and total debt was $355.0 million, down $518.0 million since the end of fiscal 2007. Debt net of cash, which includes $0.3 million of acquired debt from Caledonian, decreased from $722.6 million at the end of fiscal 2007 to $133.7 million at March 30, 2008, reflecting $589.2 million of positive cash flow for fiscal 2008. Excluding cash payments for the acquisitions of Cherry, McWilliams and Caledonian ($254.2 million), and for voluntary pension contributions

($63.0 million), cash flow for fiscal 2008 totaled $906.4 million. This positive net cash flow consisted primarily of $976.7 million from operating activities (adjusted for voluntary pension contributions), $52.3 million from various asset dispositions and business divestitures, and $96.8 million from the issuance of common stock and related tax benefit, partially offset by capital expenditures of $226.3 million and dividend payments of $16.6 million.

Capital spending of $226.3 million in fiscal 2008 principally provided for equipment maintenance and upgrades, capacity expansion, cost reduction and safety projects. The capital spending plan for fiscal 2009, which is anticipated to be approximately 10 to 20 percent higher than capital spending in fiscal 2008, provides for additional capacity expansion, cost reduction, and equipment maintenance and upgrades throughout the company.

We believe we will be able to meet our short- and longer-term liquidity needs for working capital, pension and other postretirement benefit obligations, capital spending, cash dividends, scheduled repayment of debt and potential acquisitions from cash generated from operations, borrowing from existing or new bank credit facilities, issuance of public or privately placed debt securities, or the issuance of equity instruments.

Contractual obligations and commercial commitments

We are obligated to make future payments under various contracts such as debt agreements and lease agreements. The following table represents our contractual cash obligations as of March 30, 2008 and the estimated timing of future cash payments:

Contractual Cash Obligations	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt	$354.9	$20.0	$ 55.1	$15.1	$14.5	$35.0	$215.2
Operating leases (1)	77.0	20.4	15.8	10.4	8.0	6.6	15.8
Interest on fixed-rate debt	78.0	16.3	14.9	13.5	12.9	12.1	8.3
Interest on variable-rate debt (2)	1.6	0.1	0.3	—	—	0.9	0.3
Acquisition related obligation	43.0	21.5	21.5	—	—	—	—
Total	$554.5	$78.3	$107.6	$39.0	$35.4	$54.6	$239.6

(1) Operating lease obligations include $6.8 million attributable to an operation held-for-sale.

(2) Interest on variable-rate debt is based on current prevailing interest rates.

Our reserve for uncertain tax positions on March 30, 2008 was $29.6 million. Due to the uncertainties associated with settling these liabilities, we are unable to make reasonable estimates of the period of cash settlement of these liabilities. As a result, our reserve for unrecognized tax benefits is excluded from the table above. See Note 12 to the Consolidated Financial Statements for additional information regarding our reserve for uncertain tax positions.

The table above also excludes estimated required cash contributions to our qualified pension plans totaling approximately $96.8 million over the next five years: $15.3 million in fiscal 2009, $15.6 million in fiscal 2010, $20.3 million in fiscal 2011, $22.7 million in fiscal 2012 and $22.9 million in fiscal 2013. We also have benefit payments due under our non-qualified pension and other post-retirement benefit plans that are not required to be funded in advance, but are pay-as-you-go. See Note 14 to the Consolidated Financial Statements for additional information.

Critical accounting policies

We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations are discussed throughout the Management's Discussion and Analysis where such policies affect reported and expected financial results. For a detailed discussion on the application of these and other significant accounting policies, see the Notes to the Consolidated Financial Statements of this Annual Report. Note that the preparation of this Annual Report requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition

We recognize revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectibility is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, we recognize revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing maintenance and engineering activities, are recognized as services are performed. Shipping and handling costs billed to customers are included in revenue.

Valuation of inventories

All inventories are stated at the lower of the cost to purchase or manufacture the inventory or the current estimated market value of the inventory. Cost for inventories at a significant number of our operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. We regularly review inventory quantities on hand and record a provision for excess or obsolete inventory equal to the difference between the cost of the inventory and the estimated market value based on the age, historical usage or assumptions about future demand for the inventory. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required, which could have a significant impact on the value of our inventories and reported operating results.

Goodwill and acquired intangibles

From time to time, we acquire businesses in purchase transactions that typically result in the recognition of goodwill and other intangible assets, which may affect the amount of future period amortization expense and possible impairment charges. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect the consolidated financial statements.

Goodwill and indefinite-lived intangible assets are tested annually for impairment and when events or circumstances indicate that the carrying value of these assets may not be recoverable. Testing for goodwill impairment involves the estimation of the fair value of the reporting units. Discounted cash flow models are typically used in these valuations. Such models require the use of significant estimates and assumptions primarily based on future cash flows, expected market growth rate, our estimates of sales volumes, sales prices and related costs, and discount rate applied. Management uses the best available information at the time fair values of the reporting units are estimated; however, changes to management's assumptions used during the impairment testing could affect the consolidated financial statements.

Environmental costs

The estimated future costs for known environmental remediation requirements are accrued on an undiscounted basis when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. When only a range of amounts is established, and no amount within the range is better than another, the minimum amount of the range is recorded. Recoveries of environmental remediation costs from other parties are recorded as assets when collection is probable. Adjustments to our accruals may be necessary to reflect new information as investigation and remediation efforts proceed. The amounts of any such adjustments could have a material adverse effect on our results of operations in a given period, but any amounts, and the possible range of any amounts in excess of those already accrued, are not reasonably estimable at this time. Total environmental reserves accrued at March 30, 2008 and April 1, 2007 were $84.0 million and $74.3 million, respectively. Generally, the increase in environmental reserves over the prior year reflects existing liabilities associated with our acquisitions, as discussed in Note 3 to the Consolidated Financial Statements, and is not the result of newly discovered environmental liabilities.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143" ("FIN 47"). FIN 47 clarified the term conditional asset retirement obligation as used in Statement of Financial Accounting Standard ("SFAS") No. 143 and requires a liability to be recorded if the fair value of the obligation can be reasonably estimated. Asset retirement obligations covered by this Interpretation include those for which an entity has a large obligation to perform an asset retirement activity, however the timing or method of settling the obligation are conditional on a future event that may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

In accordance with SFAS No. 143 and FIN 47, we record all known asset retirement obligations for which the liability can be reasonably estimated. Currently, we have identified a known asset retirement obligation associated with environmental contamination at one of our manufacturing facilities. However, we have not recognized a liability under FIN 47 for this retirement obligation because the fair value of remediation at this site cannot be reasonably estimated since the settlement date is unknown at this time. The settlement date is unknown because remediation of this site is not required until production ceases, and we have no current or future plans to cease production. This asset retirement obligation, when estimable, is not expected to have a material adverse effect on our consolidated financial position, results of operations, cash flows or business.

Income taxes

Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Beginning in fiscal 2008, we account for uncertain tax positions in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). As a result, we report a liability resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Recently issued accounting standards

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and establishes the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with GAAP. SFAS No. 162 shall be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption will not have a material impact on our consolidated financial position, results of operations or cash flows.

On March 19, 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" ("SFAS No. 161"). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. SFAS No. 161 is effective for periods beginning in the fourth quarter of fiscal 2009. The adoption of SFAS No. 161 will not have a material impact on our consolidated financial position, results of operations or cash flows.

On December 4, 2007, the FASB issued SFAS No. 141 (Revised), "Business Combinations" ("SFAS No. 141(R)"), and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51" ("SFAS No. 160"). These new standards are the U.S. GAAP outcome of a joint project with the International Accounting Standards Board. SFAS No. 141(R) and SFAS No. 160 introduce significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests in a subsidiary. SFAS No. 141(R) and SFAS No. 160 continue the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. SFAS No. 141(R) changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. SFAS No. 160 requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 141(R) and SFAS No. 160 are effective for our fiscal 2010. We are currently evaluating the impact of the adoption of SFAS No. 141(R) and SFAS No. 160 on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective beginning in fiscal 2009. The adoption of SFAS No. 159 will not have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and also expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. On February 12, 2008, the FASB issued FASB Staff Position ("FSP") No. FAS No. 157-2, "Effective Date of FASB Statement No. 157," which defers the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years and interim periods beginning in fiscal 2010. SFAS No. 157, as it applies to financial assets and financial liabilities, is effective beginning in fiscal 2009. The adoption of SFAS No. 157 will not have a material impact on our consolidated financial position, results of operations or cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At various times, we use derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of strategic raw materials. Fluctuations in the market values of such derivative instruments are generally offset by reciprocal changes in the underlying economic exposures that the instruments are intended to hedge. Because derivative instruments are used solely as hedges and not for speculative trading purposes, they do not represent incremental risk to the Company. For further discussion of derivative financial instruments, refer to Item 8. Financial Statements and Supplementary Data.

Interest Rate Risk

We have variable rate debt obligations that expose us to interest rate risk. If market interest rates had averaged 10 percent higher than actual levels in fiscal 2008 or 2007, the effect on our interest expense and net income would not have been material.

Foreign Currency Risk

The majority of our revenue, expense and capital purchasing activities are transacted in U.S. dollars; however, we are exposed to fluctuations in foreign currencies for transactions denominated in other currencies. As discussed in the "Summary of Significant Accounting Policies" in the Financial Statements and Supplementary Data, we had foreign currency hedges in place at March 30, 2008 and April 1, 2007 to reduce such exposure. The estimated loss in fair value on foreign currency hedges outstanding as of March 30, 2008, from a hypothetical 10 percent adverse change in exchange rates relative to USD, would not have been material.

Material Cost Risk

As discussed in the "Summary of Significant Accounting Policies" in the Financial Statements and Supplementary Data, we had entered into long-term supply agreements to fix the purchase price of strategic raw materials at March 30, 2008 and April 1, 2007. In addition, we had escalation clauses related to raw material pricing in certain of our contracts at March 30, 2008 and April 1, 2007. If market rates had averaged 10 percent higher than actual levels in either fiscal 2008 or 2007, the effect on our cost of sales and net earnings, after considering the effects of these agreements and contracts, would not have been material.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Operations

(In millions, except per share data)	Fiscal Years Ended March 30, 2008	April 1, 2007	April 2, 2006
Net sales	**$6,852.1**	$5,319.4	$3,479.7
Cost of goods sold	**4,982.3**	4,020.2	2,685.0
Selling and administrative expenses	**358.9**	332.7	241.0
Restructuring and asset impairment	**6.1**	—	2.3
Interest expense, net	**42.3**	52.2	40.6
Income before income tax and minority interest	**1,462.5**	914.3	510.8
Income tax expense	**495.4**	303.1	162.0
Minority interest	**(1.2)**	(1.4)	(1.6)
Net income from continuing operations	**965.9**	609.8	347.2
Net income from discontinued operations	**21.4**	23.3	3.4
Net income	**$ 987.3**	$ 633.1	$ 350.6
Net income per share from continuing operations (basic)	**$ 6.99**	$ 4.48	$ 2.60
Net income per share from discontinued operations (basic)	**0.16**	0.18	0.03
Net income per share (basic)	**$ 7.15**	$ 4.66	$ 2.63
Net income per share from continuing operations (diluted)	**$ 6.89**	$ 4.42	$ 2.56
Net income per share from discontinued operations (diluted)	**0.15**	0.17	0.02
Net income per share (diluted)	**$ 7.04**	$ 4.59	$ 2.58
Average common shares outstanding:			
Basic	**138.1**	136.0	133.3
Diluted	**140.2**	138.0	135.7

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(In millions, except share data)	March 30, 2008	April 1, 2007
Assets		
Current assets:		
Cash and cash equivalents	**$ 221.3**	$ 150.4
Receivables, net of reserves of $5.2 in 2008 and $7.4 in 2007	**1,027.9**	839.6
Inventories	**992.9**	864.4
Prepaid expenses	**22.0**	22.5
Deferred income taxes	**84.8**	107.8
Discontinued operations	**23.4**	52.2
Total current assets	**2,372.3**	2,036.9
Property, plant and equipment:		
Land	**64.0**	59.8
Buildings and improvements	**323.3**	293.9
Machinery and equipment	**1,485.4**	1,261.5
Construction in progress	**122.5**	131.4
	1,995.2	1,746.6
Accumulated depreciation	**(869.0)**	(756.8)
Net property, plant and equipment	**1,126.2**	989.8
Goodwill	**2,282.4**	2,088.8
Acquired intangible assets, net	**55.4**	10.2
Other assets	**203.3**	115.7
Discontinued operations	**10.5**	17.3
	$6,050.1	$5,258.7
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term borrowings	**$ 0.1**	$ 383.1
Long-term debt currently due	**20.0**	170.7
Accounts payable	**689.4**	576.2
Accrued liabilities	**420.0**	433.9
Income taxes payable	**65.6**	66.7
Discontinued operations	**9.7**	27.6
Total current liabilities	**1,204.8**	1,658.2
Long-term debt	**334.9**	319.2
Pension and other postretirement benefit obligations	**275.4**	320.5
Other long-term liabilities	**142.8**	94.5
Deferred income taxes	**46.5**	24.1
Discontinued operations	**0.7**	6.0
Commitments and contingencies (See Notes)		
Shareholders' equity:		
Preferred stock, no par, 1,000,000 shares authorized and unissued in 2008 and 2007	**—**	—
Common stock, $1 stated value, authorized: 450,000,000 shares; issued and outstanding: 139,027,774 and 137,208,948 shares in 2008 and 2007	**139.0**	137.2
Paid-in capital	**1,016.6**	878.5
Retained earnings	**2,873.4**	1,903.2
Accumulated other comprehensive income (loss)	**16.0**	(82.7)
Total shareholders' equity	**4,045.0**	2,836.2
	$6,050.1	$5,258.7

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(In millions)	Fiscal Years Ended March 30, 2008	April 1, 2007	April 2, 2006
Operating Activities			
Net income	**$ 987.3**	$ 633.1	$ 350.6
Net income from discontinued operations	**(21.4)**	(23.3)	(3.4)
Non-cash items:			
Depreciation and amortization	**130.4**	111.3	95.6
Deferred income taxes	**40.6**	15.7	29.9
Stock-based compensation expense	**32.0**	26.8	—
Excess tax benefits from share-based payment arrangements	**(43.2)**	(28.9)	—
Tax benefit from stock option exercises	—	—	27.8
Impairment of long-lived assets	—	—	1.7
Other non-cash adjustments	—	—	1.3
Changes in assets and liabilities, excluding effects of acquisitions and dispositions of businesses:			
Receivables	**(175.3)**	(145.3)	(85.1)
Inventories	**(59.9)**	104.4	(28.9)
Other current assets	**3.6**	(2.2)	(1.9)
Payables, accruals and current taxes	**94.3**	203.6	(21.4)
Retirement benefit obligations	**(39.6)**	16.9	(130.4)
Other non-current assets and liabilities	**(55.6)**	(48.4)	(12.9)
Net cash provided by operating activities of discontinued operations	**20.5**	1.8	7.9
Net cash provided by operating activities	**913.7**	865.5	230.8
Investing Activities			
Acquisitions of businesses	**(254.2)**	(919.2)	(115.5)
Capital expenditures	**(226.3)**	(220.5)	(95.3)
Dispositions of businesses and other	**52.3**	71.7	30.7
Net cash used by investing activities of discontinued operations	**(1.1)**	(2.6)	(4.1)
Net cash used by investing activities	**(429.3)**	(1,070.6)	(184.2)
Financing Activities			
Net change in commercial paper and short-term borrowings	**(353.1)**	335.4	47.5
Net change in long-term debt	**(165.2)**	(127.1)	(212.4)
Common stock issued	**53.6**	49.3	47.9
Excess tax benefits from share-based payment arrangements	**43.2**	28.9	—
Cash dividends	**(16.6)**	(16.3)	(11.9)
Other	—	1.1	(1.4)
Net cash provided (used) by financing activities of discontinued operations	—	2.7	(1.5)
Net cash (used) provided by financing activities	**(438.1)**	274.0	(131.8)
Effect of exchange rate changes on cash and cash equivalents	**24.6**	21.6	(8.8)
Net increase (decrease) in cash and cash equivalents	**70.9**	90.5	(94.0)
Cash and cash equivalents at beginning of year	**150.4**	59.9	153.9
Cash and cash equivalents at end of year	**$ 221.3**	$ 150.4	$ 59.9
Supplemental Disclosures			
Cash paid during the year for:			
Interest	**$ 52.3**	$ 59.2	$ 43.5
Income taxes, net of refunds received	**$ 402.2**	$ 203.2	$ 151.1
Non-cash investing and financing activities:			
Debt assumed in connection with business acquisition	**$ 0.3**	$ 2.8	$ —
Dividends declared but not paid	**$ 4.2**	$ 4.1	$ 4.1

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(In millions, except per share data)	Common Stock Outstanding Shares	Common Stock Outstanding Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Comprehensive Income
Balance at April 3, 2005	66.2	$ 66.2	$ 773.4	$ 951.8	$ (11.0)	
Common stock issued pursuant to stock plans	2.4	2.4	73.4	—	—	
2-for-1 common stock split	66.5	66.5	(66.6)	—	—	
Cash dividends ($0.12 per share, pre-split) (1)	—	—	—	(11.9)	—	
Net income	—	—	—	350.6	—	$ 350.6
Unrealized translation adjustments	—	—	—	—	(33.5)	(33.5)
Unrecognized losses on derivatives, net of $0.4 tax:						
Periodic revaluations	—	—	—	—	(0.6)	(0.6)
Reclassified to income	—	—	—	—	(0.8)	(0.8)
Minimum pension liability adjustment, net of $4.2 tax	—	—	—	—	(19.4)	(19.4)
Balance at April 2, 2006	135.1	135.1	780.2	1,290.5	(65.3)	$ 296.3
Common stock issued pursuant to stock plans	2.1	2.1	47.2	—	—	
Stock-based compensation expense	—	—	22.2	—	—	
Tax benefit from stock-based compensation	—	—	28.9	—	—	
Cash dividends ($0.12 per share)	—	—	—	(20.4)	—	
Net income	—	—	—	633.1	—	$ 633.1
Unrealized translation adjustments	—	—	—	—	68.2	68.2
Unrecognized gains on derivatives, net of $0.3 tax:						
Periodic revaluations	—	—	—	—	1.2	1.2
Pension and postretirement obligations	—	—	—	—	28.5	28.5
Cumulative effect adjustment due to the adoption of SFAS No. 158, net of tax	—	—	—	—	(115.3)	
Balance at April 1, 2007	137.2	137.2	878.5	1,903.2	(82.7)	$ 731.0
Common stock issued pursuant to stock plans	**1.8**	**1.8**	**63.2**	—	—	
Stock-based compensation expense	—	—	**31.7**	—	—	
Tax benefit from stock-based compensation	—	—	**43.2**	—	—	
Cumulative effect adjustment due to the adoption of FIN 48	—	—	—	**(0.5)**		
Cash dividends ($0.12 per share)	—	—	—	**(16.6)**	—	
Net income	—	—	—	**987.3**	—	**$ 987.3**
Unrealized translation adjustments	—	—	—	—	**50.9**	**50.9**
Unrecognized gains on derivatives:						
Periodic revaluations, net of $(0.3) tax benefit	—	—	—	—	**0.1**	**0.1**
Reclassified to income, net of $(2.1) tax benefit	—	—	—	—	**(4.1)**	**(4.1)**
Pension and postretirement obligations	—	—	—	—	**51.8**	**51.8**
Balance at March 30, 2008	**139.0**	**$139.0**	**$1,016.6**	**$2,873.4**	**$ 16.0**	**$1,086.0**

(1) Cash dividends declared per common share were $0.015 for the first quarter of fiscal 2006 and $0.03 for the remaining three quarters of fiscal 2006.

See Notes to Consolidated Financial Statements.

(In millions, except option share and per share data)

1. Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Precision Castparts Corp. ("PCC" or the "Company") and affiliates after elimination of intercompany accounts and transactions. Affiliates include majority-owned subsidiaries and companies which are fully consolidated based on PCC having a controlling financial interest or an obligation to consolidate under Accounting Principles Generally Accepted in the United States of America ("GAAP"); subsidiaries and companies are accounted for using the equity method when PCC has a non-controlling ownership interest between twenty and fifty percent; and subsidiaries and companies are accounted for using the cost method when PCC has a non-controlling ownership interest of less than 20 percent. Unless otherwise noted, disclosures herein pertain to our continuing operations. Our fiscal year is based on a 52-53 week year ending the Sunday closest to March 31.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and highly liquid short-term investments with maturities of three months or less at the time of purchase. These investments are available for sale with market values approximating cost.

Inventories

All inventories are stated at the lower of cost or current market values. Cost for inventories at the majority of our operations is determined on a last-in, first-out ("LIFO") basis. The average inventory cost method is utilized for most other inventories. Costs utilized for inventory valuation purposes include material, labor and manufacturing overhead.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line method based on the estimated service lives of the assets. Estimated service lives are generally 20 to 40 years for buildings and improvements, 5 to 15 years for machinery and equipment and 3 to 5 years for computer hardware and software. Depreciation expense was $125.1 million, $107.5 million and $91.8 million in fiscal 2008, 2007 and 2006, respectively. Gains and losses from the disposal of property, plant and equipment are included in the consolidated statements of operations and were not material for any year presented. Expenditures for routine maintenance, repairs and minor improvements are charged to expense as incurred.

Goodwill and acquired intangible assets

Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses, and acquired intangible assets represent items such as patents, proprietary technology, tradenames, backlog and long term customer agreements that are assigned a fair value at the date of acquisition. Goodwill and other intangible assets deemed to have indefinite lives are not subject to amortization in accordance with Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Goodwill and intangible assets with indefinite lives are tested for impairment at a minimum each fiscal year in the second quarter, or when impairment indicators exist, using the guidance and criteria described in the standard. This testing compares the carrying values of each reporting unit to estimated fair values, and if the carrying value of these assets is in excess of estimated fair value, the carrying value is reduced to their estimated fair value.

Acquired intangible assets with finite lives are amortized using the straight-line method and include the following: patents, 1 to 19 years; proprietary technology, 15 years; tradenames, 15 years; long-term customer agreements, 1 to 2 years; and backlog, 0 to 3 years.

Long-lived assets

Long-lived assets held for use are subject to an impairment assessment upon certain triggering events. If the carrying value is no longer recoverable based upon the undiscounted future cash flows, an impairment is recorded for the difference between the carrying amount and the fair value of the asset. Long-lived assets deemed held for sale are stated at the fair value less the cost to sell.

Revenue recognition

We recognize revenue when the earnings process is complete. This generally occurs when products are shipped to the customer in accordance with the contract or purchase order, ownership and risk of loss have passed to the customer, collectibility is reasonably assured, and pricing is fixed and determinable. In instances where title does not pass to the customer upon shipment, we recognize revenue upon delivery or customer acceptance, depending on terms of the sales agreement. Service sales, representing maintenance and engineering activities, are recognized as services are performed.

Shipping and Handling Fees and Costs

Shipping and handling fees and costs charged to customers are reflected in net revenues and cost of goods sold as appropriate.

Environmental costs

The estimated future costs for known environmental remediation requirements are accrued on an undiscounted basis when it is probable that a liability has been incurred and the amount of remediation costs can be reasonably estimated. When only a range of amounts is established, and no amount within the range is better than another, the minimum amount of the range is recorded. Recoveries of environmental remediation costs from other parties are recorded as assets when collection is probable. Adjustments to our accruals may be necessary to reflect new information as investigation and remediation efforts proceed. The amounts of any such adjustments could have a material adverse effect on our results of operations in a given period, but any amounts, and the possible range of any amounts in excess of those already accrued, are not reasonably estimable at this time. Total environmental reserves accrued at March 30, 2008 and April 1, 2007 were $84.0 million and $74.3 million, respectively.

Foreign currency translation

Assets and liabilities of our foreign affiliates are translated at current foreign currency exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as a component of shareholders' equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions that have been designated as hedges of identifiable foreign currency commitments or investment positions, are included in the results of operations as incurred. Transaction gains and losses had no material impact on our results of operations for any year presented.

Financial instruments

Our financial instruments include cash and cash equivalents, accounts receivable, foreign currency forward contracts, accounts payable and debt. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and short-term bank debt approximate fair value. Fair value of long-term debt is based on quoted market prices or estimated using our borrowing rate at year-end for similar types of borrowing arrangements; refer to Note 6 of the Consolidated Financial Statements.

At various times, we use derivative financial instruments to limit exposure to changes in foreign currency exchange rates, interest rates and prices of natural gas and strategic raw materials. We have controls in place that limit the use of derivative financial instruments and ensure that all such transactions receive appropriate management attention.

We account for derivatives pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. This standard requires that all derivative financial instruments be recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of accumulated other comprehensive income (loss)) depending on whether the derivative is being used to hedge designated changes in fair value or cash flows.

Derivative financial instruments in place at year-end included hedges to manage the risk of changes in foreign currency exchange rates in certain of our operations. At March 30, 2008, and April 1, 2007, there was no material off-balance-sheet risk from financial instruments. We do not hold or issue financial instruments for speculative purposes.

Stock-based compensation

Prior to April 3, 2006, we followed the provisions of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our stock-based employee compensation plans, which are described more fully in Note 17—Stock-based compensation plans. On April 3, 2006, we adopted the provisions of SFAS No. 123(R), "Share-Based Payment," ("SFAS No. 123(R)") requiring us to recognize expense related to the fair value of stock-based compensation awards. We elected to use the modified prospective transition method as permitted by SFAS No. 123(R) and therefore have not restated the financial results for prior periods.

The following table sets forth total stock-based compensation expense and related tax benefit recognized in the Consolidated Statement of Operations for fiscal 2008 and 2007:

	2008	2007
Cost of good sold	**$11.1**	$ 7.9
Selling, general and administrative	**20.9**	18.9
Stock-based compensation before income taxes	**32.0**	26.8
Income tax benefit	**(9.7)**	(8.4)
Total stock-based compensation expense after income taxes	**$22.3**	$18.4

No stock-based compensation expense was capitalized as of March 30, 2008 or April 1, 2007 as it was not material. As of March 30, 2008, we had $59.3 million of total unrecognized stock-based compensation expense, net of estimated forfeitures, to be recognized over a weighted average period of 3.6 years.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation for fiscal 2006:

	2006
Net income as reported	$350.6
Stock-based compensation, net of tax, included in net income as reported	0.1
Stock-based compensation, net of tax, as determined under fair value based method for all awards	(12.8)
Pro forma net income	$337.9
Net income per share-basic:	
Reported	$ 2.63
Pro forma	$ 2.53
Net income per share-diluted:	
Reported	$ 2.58
Pro forma	$ 2.49

The fair value of the stock-based awards, as determined under the Black-Scholes valuation model, was estimated using the weighted-average assumptions outlined below:

Fiscal	2008	2007	2006
Stock option plans:			
Risk-free interest rate	**2.2%**	4.5%	4.9%
Expected dividend yield	**0.1%**	0.1%	0.2%
Expected volatility	**37.1%**	35.8%	35.4%
Expected life (in years)	**2.7–4.4**	2.7–4.4	2.7–4.4
Employee Stock Purchase Plan:			
Risk-free interest rate	**1.6%**	4.9%	4.9%
Expected dividend yield	**0.1%**	0.1%	0.2%
Expected volatility	**37.1%**	35.8%	35.4%
Expected life (in years)	**1.0**	1.0	0.9

We use the U.S. Treasury (constant maturity) interest rate as the risk-free interest rate and we use 10-year historical volatility as the expected volatility. Our determination of expected terms and estimated pre-vesting forfeitures is based on an analysis of historical and expected patterns.

The weighted-average fair value of stock-based compensation awards granted and the intrinsic value of options exercised during the period were:

Fiscal	2008	2007	2006
Stock option plans:			
Grant date fair value per share	**$46.65**	$24.47	$15.96
Total fair value of awards granted	**$ 52.4**	$ 38.6	$ 22.8
Total intrinsic value of options exercised	**$141.0**	$ 94.9	$ 83.1
Employee Stock Purchase Plan:			
Grant date fair value per share	**$21.98**	$13.97	$ 8.54
Total fair value	**$ 6.7**	$ 4.6	$ 3.7

Income Taxes

Provisions for federal, state and foreign income taxes are calculated on reported pre-tax earnings based on current tax law and also include, in the current period, the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Beginning in fiscal 2008, we account for uncertain tax positions in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" ("FIN 48"). As a result, we report a liability resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to uncertain tax positions in income tax expense.

Pension and Other Postretirement Benefit Plans

We sponsor various pension plans covering substantially all employees. We also provide postretirement benefit plans other than pensions, consisting principally of health care coverage to eligible retirees and qualifying dependents. The liabilities and net periodic cost of our pension and other post-retirement plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate, the rate of return on plan assets, and medical trend rate (rate of growth for medical costs). For the U.S. plans, the discount rate was determined based on the results of a bond matching model that constructed a portfolio of bonds with credit ratings of AA or higher that match our expected pension benefit cash flows. The discount rate was determined on the basis of the internal rate of return on the bond portfolio. For the non-U.S. plans, the iBoxx long-term bond index was used as the basis for determining discount rates. A portion of net periodic pension cost is included in production costs, which are included in inventories and subsequently recognized in net earnings as inventories are liquidated and charged to cost of sales. We amortize gains and losses, which occur when actual experience differs from actuarial assumptions, over the average future service period of employees. Our funding policy for pension plans is to contribute, at a minimum, the amounts required by applicable laws. During fiscal year 2008, 2007 and 2006, we made voluntary contributions to pension plans totaling $63.0 million, $19.6 million and $151.9 million, respectively.

Effective April 1, 2007, we adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"), which requires that our Consolidated Balance Sheets reflect the funded status of the pension and postretirement plans. In reporting periods covered by SFAS No. 158, the difference between actual amounts and estimates based on actuarial assumptions will be recognized in accumulated other comprehensive income (loss) in the period in which they occur. The adoption of SFAS No. 158 resulted in the following impacts: a reduction of $112.4 million in existing prepaid pension costs and intangible assets, the recognition of $64.6 million in accrued pension and postretirement liabilities, and a charge of $177 million ($115.3 million after-tax) to accumulated other comprehensive loss.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Recently issued accounting standards

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and establishes the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with GAAP. SFAS No. 162 shall be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board ("PCAOB") amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The adoption will not have a material impact on our consolidated financial position, results of operations or cash flows.

On March 19, 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities-an amendment of FASB Statement No. 133" ("SFAS No. 161"). This new standard requires enhanced disclosures for derivative instruments, including those used in hedging activities. SFAS No. 161 is effective for periods beginning in the fourth quarter of fiscal 2009. The adoption of SFAS No. 161 will not have a material impact on our consolidated financial position, results of operations or cash flows.

On December 4, 2007, the FASB issued SFAS No. 141 (Revised), "Business Combinations" ("SFAS No. 141(R)"), and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51" ("SFAS No. 160"). These new standards are the U.S. GAAP outcome of a joint project with the International Accounting Standards Board. SFAS No. 141(R) and SFAS No. 160 introduce significant changes in the accounting for and reporting of business acquisitions and noncontrolling interests in a subsidiary. SFAS No. 141(R) and SFAS No. 160 continue the movement toward the greater use of fair values in financial reporting and increased transparency through expanded disclosures. SFAS No. 141(R) changes how business acquisitions are accounted for and will impact financial statements at the acquisition date and in subsequent periods. SFAS No. 160 requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 141(R) and SFAS No. 160 are effective for our fiscal 2010. We are currently evaluating the impact of the adoption of SFAS No. 141(R) and SFAS No. 160 on our consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective beginning in fiscal 2009. The adoption of SFAS No. 159 will not have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and also expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. On February 12, 2008, the FASB issued FASB Staff Position ("FSP") No. FAS No. 157-2, "Effective Date of FASB Statement No. 157," which defers the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years and interim periods beginning in fiscal 2010. SFAS No. 157, as it applies to financial assets and financial liabilities, is effective beginning in fiscal 2009. The adoption of SFAS No. 157 will not have a material impact on our consolidated financial position, results of operations or cash flows.

3. Business acquisitions

The following acquisitions were accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the Consolidated Statements of Operations since the acquisition dates.

Fiscal 2008

On July 5, 2007, we acquired Caledonian Alloys Group Limited ("Caledonian") for approximately $208.1 million in cash, of which $165.1 million was paid at close, and we expect two additional contingent payments of approximately $21.5 million each will be paid over the two years subsequent to acquisition. Caledonian is a market leader in providing nickel superalloy and titanium revert management solutions for the aerospace and industrial gas turbine ("IGT") industries. Revert includes metal chips, casting gates, bar ends, forging flash, and other byproducts from casting, forging, and fastener manufacturing processes that can be re-melted and reused. The acquisition of Caledonian provides us with the infrastructures and capabilities needed to create a closed loop system for the retention and reuse of internally-generated revert. In addition, Caledonian provides access to new sources of material outside the Company and helps determine optimal utilization of revert streams throughout our melting operations worldwide. Headquartered in Livingston, Scotland, Caledonian employs approximately 300 people and operates nine revert processing facilities in six countries. The Caledonian acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment. This transaction resulted in $191.5 million of goodwill (which is not deductible for tax purposes) and other intangibles. As of March 30, 2008, the purchase price allocation is subject to further refinement as analyses are completed, including finalizing the valuation of intangible assets. The impact of this acquisition was not material to our consolidated results of operations; consequently, pro forma information has not been included.

On April 3, 2007, we acquired McWilliams Forge Company, Inc. ("McWilliams"), a privately held company headquartered in Rockaway, New Jersey, for $91.4 million in cash. Founded in 1880, McWilliams is a manufacturer of titanium, nickel and steel forgings, primarily for commercial and military aerospace applications. McWilliams, which employs approximately 120 people at its New Jersey facility, operates both hammer and screw presses for open and closed die forging. McWilliams has established long-term relationships with manufacturers of smaller aircraft engines, thereby extending the customer reach of our forging operations. The McWilliams acquisition is an asset purchase for tax purposes and operates as part of the Forged Products segment. This transaction resulted in $58.2 million of goodwill and other intangibles, which is deductible for tax purposes. As of March 30, 2008, the purchase price allocation is subject to further refinement as analyses are completed, including finalizing the valuation of intangible assets. The impact of this acquisition was not material to our results of operations; consequently, pro forma information has not been included.

Fiscal 2007

On February 23, 2007, we acquired Cherry Aerospace LLC ("Cherry") from Acument Global Technologies, Inc. ("Acument") for $298.1 million in cash. Founded in 1939, Cherry encompasses the aerospace operations of Acument, formerly Textron Fastening Systems, and is a manufacturer of aerospace rivets and blind bolts. Cherry employs approximately 500 people at its facility in Santa Ana, California. We acquired Cherry to fill a gap in our product line of critical aerospace fasteners and open up potential synergies and economies of scale with our other fastener operations. The Cherry acquisition is an asset acquisition for tax purposes and operates as part of the Fastener Products segment. This transaction resulted in $199.2 million of goodwill (which is deductible for tax purposes) and $49.3 million of other intangible assets, including a tradename with indefinite life valued at approximately $37.3 million.

On February 2, 2007, we acquired GSC Foundries, Inc. ("GSC"), a manufacturer of aluminum and steel structural investment castings for aerospace, energy, medical, and other end markets for $77.1 million in cash. GSC employed approximately 375 people at its operations in Ogden, Utah, and Saltillo, Mexico. The Mexico operation was closed subsequent to the acquisition. We acquired GSC to enhance our small structural investment casting portfolio with an ability to produce larger components. The GSC acquisition is an asset acquisition for tax purposes and operates as part of the Investment Cast Products segment. This transaction resulted in $55.1 million of goodwill (which is deductible for tax purposes) and $1.4 million of other intangible assets.

On May 25, 2006, we acquired Special Metals Corporation ("SMC"), a manufacturer of high-performance nickel-based alloys and super alloys. SMC provides our forging operations with nickel-based alloys for manufacturing aerospace components, enabling us to manage our overall value stream more cost effectively from raw material to forged component. The aggregate purchase price was $528.3 million, which principally includes $310.6 million for the purchase of shares and $240.1 million for the repayment of SMC's outstanding debt and related termination costs, partially offset by $22.3 million of cash acquired. The SMC acquisition is a stock purchase for tax purposes and operates as part of the Forged Products segment. The SMC transaction resulted in the acquisition of $627.2 million of current assets, $165.9 million of property, plant and equipment, $104.6 million of goodwill and intangible assets, $16.6 million of other assets, and the assumption of $386.0 million of liabilities.

The operating results for SMC, GSC and Cherry have been included in our consolidated statement of operations since the closing date of each acquisition. The following pro forma information presents a summary of our results of operations assuming the fiscal 2007 acquisitions had occurred at the beginning of the periods presented. The unaudited pro forma information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods presented, nor is it necessarily indicative of future results.

Fiscal	2007	2006
Net sales	$5,588.9	$4,594.2
Net income	$ 650.3	$ 392.9
Net income per share—basic	$ 4.78	$ 2.95
Net income per share—diluted	$ 4.71	$ 2.90

Fiscal 2006

On January 6, 2006, we acquired the Shur-Lok Group ("Shur-Lok"), which includes the Shur-Lok Corporation in Irvine, California, and Shur-Lok International located in Petit-Rechain, Belgium, for approximately $113.0 million in cash. Shur-Lok is a manufacturer of highly engineered, critical aerospace fasteners, including inserts, barrel nuts, adjustable diameter bolts, fluid fittings and lock nuts. We acquired Shur-Lok to enhance the basket of fastener products we can offer to our commercial airframe customers, while increasing market reach into other critical fastener applications. The Shur-Lok acquisition is an asset purchase for tax purposes and operates as part of the Fastener Products segment. This transaction resulted in $82.4 million of goodwill, of which $79.4 million is deductible for tax purposes.

4. Discontinued operations

Fiscal 2008

In the fourth quarter of fiscal 2008, we entered into an agreement to sell the Unbrako fastener business headquartered in Shannon, Ireland. The transaction is anticipated to close in the second quarter of fiscal 2009. Unbrako has been reclassified from the Fastener Products segment to discontinued operations.

Also in the fourth quarter of fiscal 2008, we decided to shut down the Kladno alloy manufacturing business located in the Czech Republic. Kladno primarily supplied steel ingots to Wyman-Gordon's Grafton, Massachusetts operation. Kladno has been reclassified from the Forged Products segment to discontinued operations.

In January 2008, we completed the sale of Rescal for approximately $11.2 million. Rescal, which is located in France, was acquired with SMC and has been held for sale since the first quarter of fiscal 2007. The sale of the business resulted in a net gain of $4.6 million in the fourth quarter of fiscal 2008.

In January 2008, we completed the sale of Shape Memory Alloys ("SMA") for $30.2 million. The SMA business was acquired with SMC in the first quarter of fiscal 2007, and was reclassified from the Forged Products segment to discontinued operations during the third quarter of fiscal 2008. The sale of the business generated a net gain of $16.3 million, of which $4.0 million was recognized in the third quarter of fiscal 2008.

Fiscal 2007

In the second quarter of fiscal 2007, we sold our interest in Wyman-Gordon FRISA to our 50% joint venture partner. We received $30.0 million in cash for the sale. In addition, the buyer assumed and subsequently paid off $17.4 million of debt. At the time of the closing, the joint venture entity operated a manufacturing facility located in Mexico that was engaged in the manufacture of forged products using the ring rolling process. FRISA has been reclassified from the Forged Products segment to discontinued operations.

In the first quarter of fiscal 2007, we decided to sell the refiner rebuild business of J&L Fiber Services and to close the AFT Composites business. These businesses were reclassified from the former Industrial Products segment to discontinued operations. Both transactions were completed by the third quarter of fiscal 2007.

These businesses each meet the criteria as a component of an entity under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, any operating results of these businesses are presented in the Consolidated Statements of Operations as discontinued operations, net of income tax, and all prior periods have been reclassified. The components of discontinued operations for the periods presented are as follows:

Fiscal	2008	2007	2006
Net sales	**$64.3**	$94.8	$100.5
Cost of goods sold	**53.9**	72.4	81.2
Selling and administrative expenses	**7.5**	9.4	14.1
Interest expense, net	**—**	0.5	0.7
Net income from operations before income taxes	**2.9**	12.5	4.5
Income tax expense (benefit)	**0.5**	(1.1)	(2.4)
Net income from operations	**2.4**	13.6	6.9
Gain (loss) on disposal, net of tax expense (benefit) of $2.2, $(1.4), and $(0.7)	**19.0**	9.7	(3.5)
Net income from discontinued operations	**$21.4**	$23.3	$ 3.4

Included in the Consolidated Balance Sheets are the following major classes of assets and liabilities associated with the discontinued operations after adjustment for write-downs to fair value less cost to sell:

	March 30, 2008	April 1, 2007
Assets of discontinued operations:		
Current assets	**$23.4**	$52.2
Net property, plant and equipment	**10.0**	15.3
Other assets	**0.5**	2.0
	$33.9	$69.5
Liabilities of discontinued operations:		
Current liabilities	**$ 9.7**	$27.6
Other liabilities	**0.7**	6.0
	$10.4	$33.6

5. Restructuring, asset impairment and other non-recurring charges

As of March 30, 2008 and April 1, 2007, accrued amounts remaining related to our restructuring plans amounted to $4.3 million and $0.4 million, respectively.

Fiscal 2008

During the fourth quarter of fiscal 2008, the Investment Cast Products segment recorded restructuring charges of $6.1 million, primarily for shut-down costs associated with an underutilized machining operation located in the United Kingdom.

Fiscal 2006

During the third quarter of fiscal 2006, we recorded restructuring and asset impairment charges of $2.3 million, which included $1.7 million primarily for the write down of a building and equipment to fair value related to consolidation of a machining operation in the Investment Cast Products segment and $0.6 million for severance costs associated with headcount reductions related to downsizing our tooling operation in Ireland.

6. Fair value of financial instruments

We estimate that the fair value of our long-term fixed rate debt instruments was $304.2 million compared to a book value of $310.1 million at March 30, 2008. The fair value of long-term debt was estimated using our borrowing rate at year-end for similar types of borrowing arrangements. The estimated fair value of our commercial paper and other miscellaneous long-term debt approximates book value.

7. Concentration of credit risk

Approximately 55 percent, 53 percent and 59 percent of our business activity was with companies in the aerospace industry in fiscal 2008, 2007 and 2006, respectively, and approximately 11.9 percent, 11.5 percent and 17.0 percent of total sales were to General Electric in fiscal 2008, 2007 and 2006, respectively. Accordingly, we are exposed to a concentration of credit risk for this portion of receivables. We have long-standing relationships with our aerospace customers and management considers the credit risk to be low.

8. Inventories

Inventories consisted of the following:

	March 30, 2008	April 1, 2007
Finished goods	**$ 240.0**	$174.0
Work-in-process	**542.6**	505.6
Raw materials and supplies	**264.7**	251.2
	1,047.3	930.8
LIFO provision	**(54.4)**	(66.4)
Total	**$ 992.9**	$864.4

Approximately 87 percent and 94 percent of total inventories were valued on a LIFO basis at March 30, 2008 and April 1, 2007, respectively. During fiscal 2008, certain LIFO inventory quantities were reduced. The reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years, which had the effect of decreasing cost of goods sold by approximately $27.4 million as compared with the cost of fiscal 2008 purchases.

9. Goodwill and acquired intangibles

We perform our annual goodwill assessment test during the second quarter of each fiscal year. For fiscal 2008 and 2007, it was determined that the fair value of the related operations was greater than book value and that there was no impairment of goodwill.

The changes in the carrying amount of goodwill by reportable segment for fiscal 2008 and 2007, were as follows:

	April 2, 2006	Acquired	Currency translation and other	April 1, 2007	Acquired	Currency translation and other*	March 30, 2008
Investment Cast Products	$ 290.9	$ 53.8	$ 2.6	$ 347.3	$ —	$ 1.8	**$ 349.1**
Forged Products	515.0	112.5	15.7	643.2	249.7	(8.5)	**884.4**
Fastener Products	849.4	249.8	(0.9)	1,098.3	—	(49.4)	**1,048.9**
Total	$1,655.3	$416.1	$17.4	$2,088.8	$249.7	$(56.1)	**$2,282.4**

* *Includes final purchase price allocations of Cherry and GSC acquisitions, which increased acquired intangible assets and decreased goodwill.*

The gross carrying amount and accumulated amortization of our acquired intangible assets were as follows:

	March 30, 2008		April 1, 2007	
	Gross carrying Amount	Accumulated Amortization	Gross carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Patents	**$ 9.7**	**$3.3**	$ 9.0	$2.2
Proprietary technology	**2.3**	**0.7**	2.3	0.5
Tradenames	**0.5**	**0.3**	0.4	0.1
Long-term customer relationships	**9.4**	**0.5**	0.2	0.2
Backlog	**2.7**	**1.7**	1.5	0.2
	$24.6	**$6.5**	$13.4	$3.2
Unamortized intangible assets:				
Tradenames	**$37.3**		$ —	

Amortization expense for finite-lived acquired intangible assets was $3.3 million, $1.4 million and $0.7 million for fiscal 2008, 2007 and 2006, respectively. Projected amortization expense for finite-lived intangible assets for the succeeding five fiscal years is as follows:

Fiscal Year	Estimated Amortization Expense
2009	$3.3
2010	3.2
2011	2.3
2012	2.3
2013	2.2

The amortization will change in future periods as other intangible assets are acquired, existing intangibles are disposed or impairments are recognized.

10. Accrued liabilities

Accrued liabilities consisted of the following:

	March 30, 2008	April 1, 2007
Salaries and wages payable	**$173.1**	$161.6
Other accrued liabilities	**246.9**	272.3
Total	**$420.0**	$433.9

11. Financing arrangements

Long-term debt is summarized as follows:

	March 30, 2008	April 1, 2007
5.60% Public notes due fiscal 2014	**$200.0**	$200.0
6.75% Public notes due fiscal 2008	**—**	150.0
Private notes payable annually through fiscal 2015, 4.04% at March 30, 2008	**110.1**	129.5
Commercial paper, 2.85% at March 30, 2008	**30.0**	—
Other	**14.8**	10.4
	354.9	489.9
Less: Long-term debt currently due	**20.0**	170.7
Total	**$334.9**	$319.2

Long-term debt maturing in each of the next five fiscal years is as follows:

Fiscal Year	Debt
2009	$ 20.0
2010	55.1
2011	15.1
2012	14.5
2013	35.0
Thereafter	215.2
Total	$354.9

During the fourth quarter of fiscal 2008, we terminated our 364-day Credit and Security Agreement ("Receivable Facility"). Prior to the termination, we were allowed borrowings as a function of the level of eligible trade accounts receivable, not to exceed $150.0 million. There were no amounts outstanding under this facility at April 1, 2007.

In the third quarter of fiscal 2008, we repaid our 10 year $150.0 million 6.75% Senior Notes, which matured December 17, 2007.

In the first quarter of fiscal 2008, we amended our $1.0 billion bank revolving credit facility ("Credit Agreement"). The amendment, among other things, reduced the facility fee and borrowing spread under the Credit Agreement, extended the maturity date of the Credit Agreement to May 2012, with an option, exercisable by the Company, to request up to two one-year extensions in the maturity date, subject to the approval of each lender, and permits us to request increases in the aggregate principal amount available under the Credit Agreement to a maximum of $1.5 billion, subject to the agreement of each lender to increase their respective commitment.

During the third quarter of fiscal 2007, we began issuing unsecured, short-term Commercial Paper notes ("CP"). Outstanding balances under the CP program totaled $30.0 million and $382.9 million as of March 30, 2008 and April 1, 2007, respectively. The weighted average interest rate was approximately 5.3% and 5.4% during fiscal 2008 and 2007, respectively. We may issue CP in an amount not to exceed the amount available to be drawn under our Amended and Restated Credit Agreement, which approximates $999.5 million as of March 30, 2008. The CP balance is classified as long-term debt as of March 30, 2008 as we have the intent and ability to refinance the obligation on a long-term basis through our existing Credit Agreement. CP obligations are guaranteed by certain U.S. subsidiaries of the Company, as disclosed in Note 21—Condensed Consolidating Financial Statements.

The Credit Agreement and Private Notes contain various standard financial covenants, including maintenance of minimum net worth, interest coverage ratio and leverage ratio. The Public Notes also contain various standard financial covenants. Our debt agreements also contain cross default provisions. At March 30, 2008, we were in compliance with all restrictive provisions of our loan agreements.

12. Income taxes

Total pre-tax income before minority interest was:

Fiscal	2008	2007	2006
Domestic	**$1,226.2**	$760.0	$450.9
Foreign	**236.3**	154.3	59.9
Total pretax income	**$1,462.5**	$914.3	$510.8

The provision for income taxes consisted of the following:

Fiscal	2008	2007	2006
Current taxes:			
Federal	**$355.3**	$222.6	$128.6
Foreign	**46.4**	39.0	14.5
State	**31.8**	20.4	9.6
	433.5	282.0	152.7
Deferred income taxes	**61.9**	21.1	9.3
Provision for income taxes	**$495.4**	$303.1	$162.0

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings indefinitely but we may repatriate these earnings if it becomes tax efficient to do so. As of March 30, 2008, undistributed earnings of international subsidiaries were $787.5 million.

A reconciliation of the U.S. federal statutory rate to the effective income tax rate follows:

Fiscal	2008	2007	2006
Statutory federal rate	**35.0%**	35.0%	35.0%
Effect of:			
State taxes, net of federal benefit	**1.7**	1.8	1.6
Export sales benefit	**—**	(0.7)	(1.4)
Domestic manufacturing deduction	**(1.7)**	(0.7)	(0.8)
Earnings taxed at different rates in foreign jurisdictions	**(1.0)**	(1.0)	(0.9)
Reversal of foreign and federal tax reserves no longer required	**—**	(1.2)	(1.0)
Other	**(0.1)**	—	(0.8)
Effective rate	**33.9%**	33.2%	31.7%

Deferred income taxes result from temporary differences in the recognition of income and expenses for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. Deferred income taxes represent future tax benefits or costs to be recognized when those temporary differences reverse.

Significant components of our deferred tax assets and liabilities were as follows:

	March 30, 2008	April 1, 2007
Deferred tax assets arising from:		
Expense accruals	**$ 135.8**	$ 137.1
Customer deposits	**—**	11.1
Post-retirement benefits other than pensions	**50.8**	22.7
Pension accruals	**41.6**	86.9
Tax loss carryforwards	**27.4**	19.8
Tax credit carryforwards	**10.1**	2.3
Inventory reserves	**0.5**	—
Valuation allowances	**(33.6)**	(15.7)
Gross deferred tax assets	**232.6**	264.2
Deferred tax liabilities arising from:		
Depreciation/amortization	**(110.9)**	(124.2)
Goodwill	**(75.2)**	(48.0)
Inventory basis differences	**(8.2)**	(1.9)
Inventory reserves	**—**	(1.9)
Foreign operations	**—**	(0.3)
Other	**—**	(4.2)
Gross deferred tax liabilities	**(194.3)**	(180.5)
Net deferred tax asset	**$ 38.3**	$ 83.7

At March 30, 2008, we had net operating loss and tax credit carryforward benefits of approximately $18.9 million that expire in the fiscal years ending March 2009 through March 2021. For financial reporting purposes, a valuation allowance of $18.0 million was recognized to offset the deferred tax asset relating to those carryforward benefits.

FIN 48

On April 2, 2007, we adopted the provisions of FIN 48. Upon adoption of FIN 48, our reserve on April 2, 2007 was $40.6 million, of which $34.5 million represented uncertain tax positions and $6.1 million represented interest and penalties on uncertain tax positions. Of the total amount of reserves for uncertain tax positions on that date, $11.6 million would be recorded as a component of tax expense if recognized. For the fiscal year ended March 30, 2008, our reserve for uncertain tax positions decreased by $4.9 million due to the resolution of various tax audits partially offset by additional reserves for both foreign and domestic tax matters. As of March 30, 2008, we had a reserve for uncertain tax positions of $29.6 million, of which if recognized, $4.8 million would be recorded as a component of tax expense.

The following table summarizes the activity related to our reserve for unrecognized tax benefits:

	March 30, 2008
Balance at April 2, 2007	**$ 34.5**
Gross increases related to prior period tax positions	**9.0**
Gross decreases related to prior period tax positions	**(2.0)**
Decrease related to settlements with tax authorities	**(11.2)**
Expiration of the statute of limitations for assessment of taxes	**(0.7)**
Balance at March 30, 2008	**$ 29.6**

Our policy is to recognize interest and penalties accrued on uncertain tax positions as part of the provision for income taxes. During the year, the amount of interest and penalties we recognized as tax expense was immaterial. The reserve for uncertain tax positions as of March 30, 2008 included an accrual for interest and penalties of $3.3 million.

We file income tax returns in the U.S. federal jurisdiction, the United Kingdom, and other state, local, and foreign jurisdictions. As of March 30, 2008, the U.S. Internal Revenue Service has completed examination of tax years through April 3, 2005, and we are no longer subject to examination in the United Kingdom for fiscal years prior to 2003. For other state, local, and foreign jurisdictions, with few exceptions the statutes of limitation are closed for all tax years through March 31, 2002.

We estimate that within the next twelve months, between $0.0 million and $6.4 million of uncertain tax positions may be resolved. The tax matters associated with these uncertain tax positions involve multiple foreign and U.S. state jurisdictions and cover a variety of tax issues. We are in various stages of the tax resolution process with these jurisdictions including responding to information requests, discussing the legal basis for tax positions, analyzing appeal or settlement options, and negotiating final settlement of audits or appeals. Based on the status of these examinations and the requirements to finalize them, we cannot predict the timing or ultimate outcome of these matters.

13. Earnings per share

The weighted average number of shares outstanding used to compute earnings per share is as follows:

Fiscal	2008	2007	2006
Weighted average shares outstanding-basic	**138.1**	136.0	133.3
Effect of dilutive stock options and stock purchases under the employee stock purchase plan	**2.1**	2.0	2.4
Weighted average shares outstanding-diluted	**140.2**	138.0	135.7

Basic earnings per share are calculated based on the weighted average number of shares outstanding. Diluted earnings per share are computed based on that same number of shares plus additional dilutive shares representing stock distributable under stock option and employee stock purchase plans computed using the treasury stock method.

Options to purchase 0.5 million, 0.6 million and 0.6 million shares of common stock were outstanding during fiscal 2008, 2007 and 2006, respectively, and not included in the computation of diluted earnings per share because to do so would have been antidilutive. These options could be dilutive in the future.

14. Pension and other postretirement benefit plans

We sponsor many domestic and foreign defined benefit pension plans. Benefits provided by these plans generally are based on years of service and compensation. Our general funding policy for qualified pension plans is to contribute amounts at least sufficient to satisfy regulatory funding standards. We also provide postretirement medical benefits for certain eligible employees who have satisfied plan eligibility provisions, which include age and/or service requirements.

We currently use a December 31 measurement date for our pension and postretirement plans. Effective in fiscal 2009, SFAS No. 158 will require us to measure plan assets and obligations as of the end of our fiscal year, eliminating the option in SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," to measure up to three months prior to the financial statement date.

Pension and postretirement benefit obligations and funded status

Fiscal	Pension Benefits 2008	Pension Benefits 2007	Other Postretirement Benefits 2008	Other Postretirement Benefits 2007
Change in plan assets:				
Beginning fair value of plan assets	**$1,318.7**	$1,018.7	**$ 2.9**	$ 0.4
Actual return on plan assets	**110.2**	102.5	**—**	—
Business acquisition	**50.7**	165.7	**—**	—
Company contributions	**82.8**	39.0	**16.6**	15.9
Plan participants' contributions	**4.2**	3.9	**—**	—
Benefits paid	**(66.0)**	(59.1)	**(17.5)**	(13.4)
Exchange rate and other	**20.4**	48.0	**—**	—
Ending fair value of plan assets	**$1,521.0**	$1,318.7	**$ 2.0**	$ 2.9
Change in projected benefit obligations:				
Beginning projected benefit obligations	**$1,466.4**	$1,198.8	**$ 135.0**	$ 65.2
Service cost	**36.8**	34.8	**1.7**	1.0
Interest cost	**84.4**	70.8	**7.9**	6.4
Plan participants' contributions	**4.2**	3.9	**—**	—
Amendments	**—**	8.1	**—**	—
Business acquisition	**48.8**	180.3	**1.3**	82.1
Actuarial (gains) losses	**(70.3)**	(25.1)	**4.8**	(6.3)
Benefits paid	**(66.0)**	(59.1)	**(17.5)**	(13.4)
Exchange rate and other	**21.5**	53.9	**—**	—
Ending projected pension and postretirement benefit obligations	**$1,525.8**	$1,466.4	**$ 133.2**	$ 135.0
Funded Status:				
Fair value of plan assets less than projected pension and postretirement benefit obligations	**$ (4.8)**	$ (147.6)	**$(131.2)**	$(132.1)
Unrecognized net loss	**178.8**	262.3	**12.0**	7.1
Unrecognized prior service cost	**19.9**	22.8	**(2.2)**	(2.5)
Unrecognized net transition obligation	**1.3**	1.5	**—**	—
Net amount recognized	**$ 195.2**	$ 139.0	**$(121.4)**	$(127.5)
Amounts recognized in the balance sheets:				
Noncurrent asset	**$ 82.8**	$ 2.5	**$ —**	$ —
Current liabilities	**(3.1)**	(14.7)	**(8.9)**	(6.8)
Noncurrent liabilities	**(84.5)**	(135.4)	**(122.3)**	(125.3)
Net amount recognized	**$ (4.8)**	$ (147.6)	**$(131.2)**	$(132.1)
Amounts recognized in accumulated other comprehensive loss consist of:				
Net actuarial loss	**$ 178.8**	$ 262.3	**$ 12.0**	$ 7.1
Prior service cost (benefit)	**21.2**	24.3	**(2.2)**	(2.5)
Net amount recognized, before tax effect	**$ 200.0**	$ 286.6	**$ 9.8**	$ 4.6

Of the total amounts included in accumulated other comprehensive loss as of March 30, 2008, we estimate that we will recognize the following amounts as components of net periodic pension and postretirement benefit cost in fiscal 2009: net loss of $8.3 million; prior service cost of $2.5 million; and transition obligation of $0.3 million. Several of our defined benefit pension plans have accumulated benefit obligations in excess of plan assets. Amounts related to such plans are as follows: aggregate projected benefit obligation of $90.7 million; aggregate accumulated benefit obligation of $76.4 million; and aggregate fair value of plan assets of $5.6 million.

Components of net periodic pension expense

The net periodic pension cost for our pension plans consisted of the following components:

Fiscal	2008	2007	2006
Service cost	**$ 38.5**	$ 35.5	$ 28.5
Interest cost	**84.4**	70.8	59.0
Expected return on plan assets	**(104.4)**	(86.1)	(64.8)
Amortization of prior service cost/ curtailment gain	**2.9**	2.1	2.1
Amortization of transition asset	**0.3**	0.2	0.3
Business acquisition	**—**	—	0.1
Unrecognized net actuarial loss	**12.3**	17.7	12.4
Net periodic pension cost	**$ 34.0**	$ 40.2	$ 37.6

The net postretirement benefit cost of our postretirement benefit plans consisted of the following components:

Fiscal	2008	2007	2006
Service cost	**$ 1.7**	$ 1.0	$ 0.3
Interest cost	**7.9**	6.4	3.9
Amortization of prior service cost/curtailment gain	**(0.4)**	(0.4)	(0.4)
Amortization of transition asset	**—**	—	1.3
Unrecognized net actuarial loss	**—**	1.3	—
Net postretirement benefit cost	**$ 9.2**	$ 8.3	$ 5.1

The expense related to employer contributions to our 401(k) savings plans was $13.3 million, $11.0 million and $8.9 million in 2008, 2007 and 2006, respectively.

Weighted-average assumptions

The weighted-average assumptions used in determining the pension and postretirement benefit obligations in our pension and postretirement plans in fiscal 2008 and 2007 were as follows:

U.S. Plans	Pension Benefits		Other Postretirement Benefits	
Fiscal	2008	2007	2008	2007
Discount rate	**6.50%**	6.00%	**6.50%**	6.00%
Rate of compensation increase	**3.50%**	3.25%	**3.50%**	3.25%

Non-U.S. Plans	Pension Benefits	
Fiscal	2008	2007
Discount rate	**5.96%**	5.22%
Rate of compensation increase	**3.69%**	3.22%

As of March 30, 2008, the U.S. pension benefit obligation was $839.6 million and the non-U.S. pension benefit obligation was $686.2 million.

The weighted-average assumptions used in determining the net periodic pension and postretirement benefit cost in our pension and postretirement plans in fiscal 2008, 2007 and 2006 were as follows:

U.S. Plans	Pension Benefits			Other Postretirement Benefits		
Fiscal	2008	2007	2006	2008	2007	2006
Discount rate	**6.00%**	5.75%	5.75%	**6.00%**	5.75%	5.75%
Expected return on plan assets	**8.00%**	8.00%	8.00%	**—**	—	—
Rate of compensation increase	**3.25%**	3.00%	3.00%	**3.25%**	2.00%	—

Non-U.S. Plans	Pension Benefits		
Fiscal	2008	2007	2006
Discount rate	**5.22%**	4.68%	5.33%
Expected return on plan assets	**7.50%**	7.50%	7.50%
Rate of compensation increase	**3.22%**	2.97%	2.96%

For the year ended March 30, 2008, our U.S. net periodic pension cost was $26.6 million and our non-U.S. net periodic benefit cost was $7.4 million.

Health care trend rates

The health care cost trend rates used in 2008 and 2007 were as follows:

	Other Postretirement Benefits	
Fiscal	2008	2007
Health care cost trend assumed for next year	**8.38%**	9.32%
Ultimate trend rate	**4.50%**	4.50%
Year ultimate rate is reached	**2017**	2015

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1 percentage point increase	1 percentage point decrease
Effect on total of service and interest cost components	$1.0	$(0.8)
Effect on postretirement benefit obligation	$9.7	$(8.1)

Plan Asset Allocations

Our asset allocation strategy is designed to balance the objectives of achieving the expected return on plan assets assumption consistently over the long-term while minimizing the volatility of the plans' funded status and our net periodic pension cost. Asset classes with differing expected rates of return, return volatility and correlations are utilized to control risk and provide diversification.

The table below sets forth our target asset allocation for 2008 and the actual allocations at December 31, 2007 and 2006:

	Target Allocation 2008	Actual Allocation 12/31/2007	Actual Allocation 12/31/2006
Equity	**25-60%**	37%	39%
Fixed Income	**5-50%**	27%	30%
Real Estate	**0-2%**	0%	0%
Other	**5-40%**	34%	26%
Cash	**1-10%**	2%	5%
Total		100%	100%

We expect to contribute approximately $26.4 million to the defined benefit pension plans during fiscal year 2009, of which approximately $11.0 million is expected to be voluntary. We expect to contribute approximately $11.0 million to the other postretirement benefit plans during fiscal year 2009.

Estimated future benefit payments for our pension and other postretirement benefit plans are expected to be:

Fiscal year	Pension Benefits	Other Postretirement Benefits
2009	$ 82.4	$11.0
2010	77.3	11.0
2011	79.0	10.9
2012	75.0	10.7
2013	77.6	10.5
2014-2017	438.3	50.5

15. Commitments and contingencies

We lease certain facilities, office space and equipment under operating leases for varying periods. Future minimum rental payments under non-cancelable operating leases with initial or remaining terms of one year or more at March 30, 2008 are as follows:

Fiscal year	
2009	$20.4
2010	15.8
2011	10.4
2012	8.0
2013	6.6
Thereafter	15.8
Total	$77.0

Total rent expense for all operating leases was $22.8 million, $20.2 million and $20.1 million for fiscal 2008, 2007 and 2006, respectively.

Various lawsuits arising during the normal course of business are pending against us. In the opinion of management, the outcome of these lawsuits, either individually or in the aggregate, will not have a material effect on our consolidated financial position, results of operations, cash flows or business.

In the ordinary course of business, we warrant our products against defects in design, materials and workmanship over various time periods. The warranty accrual as of March 30, 2008 and April 1, 2007, and the change in the accrual for fiscal 2008, is not material to our consolidated financial position, results of operations or cash flows.

In connection with certain transactions, primarily divestitures, we may provide routine indemnifications (e.g., retention of previously existing environmental and tax liabilities) with terms that range in duration and often are not explicitly defined. Where appropriate, an obligation for such indemnifications is recorded as a liability. Because the obligated amounts of these types of indemnifications often are not explicitly stated, the overall maximum amount of the obligation under such indemnifications cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of divestiture, we have not historically made significant payments for these indemnifications.

16. Shareholders' equity

Authorized shares of common stock without par value consisted of 450.0 million shares at March 30, 2008 and April 1, 2007. Authorized and unissued no par serial preferred stock consisted of 1.0 million shares at March 30, 2008 and April 1, 2007.

Shareholder rights plan

Effective December 3, 1998, we declared a dividend of one preferred stock purchase right for each outstanding share of PCC common stock to shareholders of record at the close of business on December 16, 1998. Under certain conditions, each right may be exercised to purchase 1/100 of a share of series A no par serial preferred stock at a purchase price of $200 per share, subject to adjustment. The rights will be exercisable only (i) if a person or group has acquired, or obtained the right to acquire, 15 percent or more of the outstanding shares of common stock, (ii) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning 15 percent or more of the outstanding shares of common stock, or (iii) after our Board of Directors declares any person who owns more than 10 percent of the outstanding common stock to be an Adverse Person. Each right will entitle its holder to receive, upon exercise, PCC common stock (or, in certain circumstances, cash, property or other securities of PCC) having a value equal to two times the exercise price of the right. If the rights become exercisable, and (i) we are acquired in a merger or other business combination in which we do not survive or in which our common stock is exchanged for stock or other securities or property, or (ii) 50 percent or more of our assets or earning power is sold or transferred, each right will entitle its holder to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right. The rights expire on December 16, 2008, and may be redeemed by PCC for $0.001 per right at any time until a determination is made that any person is an Adverse Person, or 10 days following the time that a person has acquired 15 percent or more of the outstanding common stock, or in connection with certain transactions approved by the Board of Directors. The rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings.

17. Stock-based compensation plans

On April 2, 2006, we adopted SFAS No. 123(R), which requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements, with the cost measured based on the estimated fair value of the equity or liability instruments issued. We elected the modified prospective transition method as permitted by SFAS No. 123(R) and therefore have not restated the financial statements for prior periods. We also adopted FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP 123(R)-3"). Under FSP 123(R)-3, we elected not to use the short-cut method for determining the historical pool of excess tax benefits ("APIC Pool") available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R).

Stock option plans

We have stock incentive plans for certain officers, key salaried employees and directors under three plans: the 1994 Stock Incentive Plan, the 1999 Nonqualified Stock Option Plan, and the 2001 Stock Incentive Plan. Shares authorized under these plans totaled approximately 25,192,000 shares. The plans allow for the grant of stock options, stock bonuses, stock appreciation rights, cash bonus rights and restricted stock. The Compensation Committee of the Board of Directors determines awards granted under officer and employee stock option plans. To date, all option awards under the stock incentive plans have been nonqualified stock option grants. The Compensation Committee fixes the time limit within which options may be exercised and other stock option terms. To date, option grant prices under the three stock incentive plans have been at the fair market value on the date of grant. Generally, options become exercisable at a rate of 25% each year over four years from the date of grant and expire ten years from the date of grant. Total expense recognized was $25.0 million and $17.3 million for fiscal 2008 and 2007, respectively.

Employee stock purchase plan

We have an Employee Stock Purchase Plan ("ESPP") whereby we are authorized to issue shares of common stock to our full-time employees, nearly all of whom are eligible to participate. Under the terms of the plan, employees can choose to have up to 10 percent of their annual base earnings and bonus withheld to purchase PCC common stock subject to limitations established in the Internal Revenue Code. Employees then have the option to use the withheld funds to purchase shares of PCC common stock at the lower of 85 percent of the fair market value of the stock on the date of grant or on the date of purchase. Total expense recognized was $6.7 million and $4.6 million for fiscal 2008 and 2007, respectively.

Deferred compensation plan

We have a deferred compensation plan whereby eligible executives may elect to defer up to 100% of their regular cash compensation and cash incentive awards, and non-employee Board members may elect to defer up to 100% of their cash compensation for Board service. The compensation deferred under this plan is credited with earnings and losses as determined by the rate of return on investments selected by the plan participants. Each participant is fully vested in all deferred compensation and those earnings that have been credited to their individual accounts. Our promise to pay amounts deferred under this plan is an unsecured obligation. Balances at March 30, 2008 and April 1, 2007 of approximately $66.5 million and $59.1 million, respectively, are reflected in pension and other postretirement benefit obligations in the Consolidated Balance Sheets.

One investment election of the deferred compensation plan is Phantom Stock Units, an investment that tracks the value of PCC common stock. Investments in Phantom Stock Units are permanent for the remaining period of employment at PCC. Payment of investments in Phantom Stock Units following retirement or termination of employment is made in either cash or shares of PCC common stock, at the individual's election. We account for the Phantom Stock Units as a liability award. The expense is calculated based on the current fair value and the liability associated with the deferred compensation is adjusted accordingly. Due to the decline in the fair value of PCC common stock from the beginning to the end of fiscal 2008, we recognized income of approximately $0.2 million in the current fiscal year. We recognized expense of $4.6 million in fiscal 2007.

Deferred stock unit award

The Deferred Stock Unit Award Program provides for the grant of deferred stock units ("DSUs") to non-employee directors pursuant to the 2001 Stock Incentive Plan. At a date immediately following the Annual Meeting of Shareholders, each director is granted DSUs in an amount equal to $100,000 divided by the closing price of PCC common stock on that date. Under the terms of the program, the units vest over three years, with provisions for accelerated vesting in certain circumstances. The DSUs are settled in shares of common stock equal to the number of units in a director's account at the time of settlement, which is no earlier than upon cessation of board service. On each dividend payment date, the director will receive additional whole or fractional DSUs in an amount equal to the value of the dividends that would have been paid on the stock underlying the DSUs divided by the closing stock price on the dividend payment date. The cost of these awards is determined as the market value of the shares at the date of grant. Total expense recognized was $0.5 million and $0.3 million for fiscal 2008 and 2007, respectively.

The total amount of cash received from the exercise of stock options was $40.1 million and $31.6 million in fiscal 2008 and 2007, respectively. The related tax benefit was $47.3 million and $32.0 million in fiscal 2008 and 2007, respectively.

The outstanding options for stock incentive plan shares have expiration dates ranging from fiscal 2009 to fiscal 2018. At March 30, 2008, approximately 3,276,000 stock incentive plan shares were available for future grants.

There were approximately 338,000 shares issued under the 1998 ESPP during the year ended March 30, 2008. If the Company's shareholders approve the proposed 2008 Employee Stock Purchase Plan at the Company's annual meeting to be held in August 2008, there will be approximately 3,000,000 shares available for issuance under an ESPP in fiscal 2009 and future years.

Additional information with respect to stock option activity is as follows:

	Option Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at April 2, 2006	6,223,000	$ 26.29		
Granted	1,593,000	$ 70.49		
Exercised	(1,731,000)	$ 18.20		
Forfeited or expired	(158,000)	$ 43.02		
Outstanding at April 1, 2007	5,927,000	$ 40.05	7.67	$181.6
Granted	1,124,000	$139.32		
Exercised	(1,404,000)	$ 28.54		
Forfeited or expired	(202,000)	$ 58.22		
Outstanding at March 30, 2008	5,445,000	$ 62.67	7.45	$358.4
Vested or expected to vest at April 1, 2007 (1)	5,054,000	$ 37.71	7.48	$166.3
Vested or expected to vest at March 30, 2008 (1)	4,567,000	$ 58.79	7.26	$317.6
Exercisable at April 1, 2007	2,132,000	$ 21.25	6.03	$104.8
Exercisable at March 30, 2008	2,215,000	$ 30.66	5.93	$210.7

(1) Represents outstanding options reduced by expected forfeitures

18. Accumulated other comprehensive income (loss)

Comprehensive income (loss) is the sum of net income and all other non-owner changes in equity. The components of the non-owner changes in equity, or accumulated other comprehensive income (loss) were as follows (net of tax):

Fiscal	2008	2007
Cumulative unrealized foreign currency translation gains	**$ 157.9**	$ 107.0
Pension and postretirement obligations	**(138.3)**	(190.1)
Unrecognized (loss) gain on derivatives	**(3.6)**	0.4
Accumulated other comprehensive income (loss)	**$ 16.0**	$ (82.7)

19. Derivatives and hedging activities

Derivative financial instruments are to be recorded in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of accumulated other comprehensive income (loss)) depending on whether the derivative is being used to hedge changes in fair value or cash flows.

The $3.6 million loss relating to derivative activity in accumulated other comprehensive income (loss) at March 30, 2008, is expected to be transferred to net earnings over the period when the forecasted transactions actually occur. As of March 30, 2008, the maximum term over which we are hedging exposures to the variability of cash flows for all forecasted and recorded transactions is thirty-three months. No material gains or losses due to ineffectiveness were recognized in fiscal 2008.

We hold and issue derivative financial instruments for the purpose of hedging the risks of certain identifiable and anticipated transactions. In general, the types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates and changes in commodity prices and interest rates. We document our risk management strategy and hedge effectiveness at the inception of and during the term of each hedge. In the normal course of business, we execute the following types of hedge transactions:

Fair value hedges

We have sales and purchase commitments denominated in foreign currencies. Foreign currency forward contracts are used to hedge against the risk of change in the fair value of these commitments attributable to fluctuations in exchange rates. Changes in the fair value of the derivative instrument are generally offset in the income statement by changes in the fair value of the item being hedged.

Cash flow hedges

We have variable rate debt obligations that expose us to interest rate risk. We have exposure from fluctuations in foreign currency exchange rates. Foreign currency forward contracts are used to hedge the variability in cash flows from forecast receipts or expenditures denominated in currencies other than the functional currency. For these cash-flow hedge transactions, changes in the fair value of the derivative instruments are reported in accumulated other comprehensive income (loss). The gains and losses on cash flow hedge transactions that are reported in accumulated other comprehensive income (loss) are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The ineffective portions of all hedges, which were not material for fiscal 2008, are recognized in current period earnings.

We believe that there is no significant credit risk associated with the potential failure of any counterparty to perform under the terms of any derivative financial instrument.

We formally assess both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, we discontinue hedge accounting prospectively.

20. Segment information

Information regarding segments is presented in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." Based on the criteria outlined in SFAS No. 131, our operations are classified into three reportable business segments: Investment Cast Products, Forged Products and Fastener Products. The Investment Cast Products and Forged Products segments are comprised of one or more operating segments, which are aggregated in accordance with paragraph 17 of SFAS No. 131 in our determination of reportable segments.

Effective in the fourth quarter of fiscal 2007, the former Industrial Products segment was integrated into the Fastener Products segment. Effective in the third quarter of fiscal 2008, PCC's Greenville Metals, a metal processing operation, was moved from the Investment Cast Products segment to the Forged Products segment to better align Greenville Metals' business with synergies associated with the recent acquisition of Caledonian Alloys. All prior periods have been reclassified to reflect these changes in reportable segments.

Investment Cast Products

The Investment Cast Products segment includes PCC Structurals, PCC Airfoils and the Specialty Materials and Alloys Group ("SMAG"). These businesses manufacture investment castings, or provide related investment casting materials and alloys, for aircraft engines, IGT engines, airframes, armaments, medical prostheses and other industrial applications.

Forged Products

The Forged Products segment consists of the forging operations of Wyman-Gordon and the nickel-based alloys and superalloy production operations of SMC, acquired in the first quarter of fiscal 2007. The Forged Products segment manufactures forged components from sophisticated titanium and nickel-based alloys principally for the aerospace and power generation markets, or manufactures metal alloys used to produce forged components for aerospace and non-aerospace markets which include products for oil and gas, chemical processing, and pollution control applications. The segment also provides nickel superalloy and titanium revert management solutions, re-melting various material byproducts and reusing them in casting, forging, and fastener manufacturing processes. Forged Products' sales to the aerospace and power generation markets are derived primarily from the same large engine customers served by the Investment Cast Products segment, with additional aerospace sales going to manufacturers of landing gear and other airframe components. The Forged Products segment also produces seamless pipe for the power generation and the oil and gas industries.

Fastener Products

The Fastener Products segment includes the Aerospace Fasteners, Engineered Fasteners, and Industrial Products operations. The businesses that comprise this segment primarily produce fasteners, fastener systems and components for critical applications in the aerospace, automotive and industrial machinery markets.

Our chief operating decision maker evaluates performance and allocates resources based on revenues, operating income and net assets employed. Operating income amounts discussed below exclude restructuring and asset impairment charges. The accounting policies of the reportable segments are the same as those described in Note 1—Summary of Significant Accounting Policies. Segment results are as follows:

Fiscal	2008	2007	2006
Net sales:			
Investment Cast Products	**$2,160.0**	$1,748.3	$1,571.8
Forged Products	**3,168.1**	2,350.6	893.1
Fastener Products	**1,524.0**	1,220.5	1,014.8
Consolidated net sales	**$6,852.1**	$5,319.4	$3,479.7
Intercompany sales (1):			
Investment Cast Products (2)	**$ 122.6**	$ 80.2	$ 68.6
Forged Products (3)	**642.4**	258.4	39.5
Fastener Products (4)	**108.1**	81.2	68.5
Total intercompany sales	**$ 873.1**	$ 419.8	$ 176.6
Segment operating income (loss):			
Investment Cast Products	**$ 521.8**	$ 382.3	$ 315.2
Forged Products	**699.5**	409.5	113.3
Fastener Products	**384.2**	261.7	174.2
Corporate expense	**(94.6)**	(87.0)	(49.0)
Total segment operating income	**1,510.9**	966.5	553.7
Restructuring and asset impairment	**6.1**	—	2.3
Interest expense, net	**42.3**	52.2	40.6
Consolidated income before income taxes and minority interest	**$1,462.5**	$ 914.3	$ 510.8
Total assets:			
Investment Cast Products	**$1,287.0**	$ 967.1	$ 845.5
Forged Products	**2,518.0**	1,878.4	922.3
Fastener Products	**1,904.5**	1,840.7	1,464.8
Corporate (5)	**306.7**	503.0	431.1
Discontinued operations	**33.9**	69.5	84.1
Consolidated total assets	**$6,050.1**	$5,258.7	$3,747.8
Depreciation and amortization expense:			
Investment Cast Products	**$ 32.1**	$ 31.1	$ 31.5
Forged Products	**52.5**	41.5	29.5
Fastener Products	**41.3**	34.8	31.3
Corporate	**4.5**	3.9	3.3
Consolidated depreciation and amortization expense	**$ 130.4**	$ 111.3	$ 95.6
Capital expenditures:			
Investment Cast Products	**$ 65.4**	$ 35.7	$ 28.6
Forged Products	**116.6**	116.0	30.9
Fastener Products	**30.8**	39.1	29.6
Corporate	**13.5**	29.7	6.2
Consolidated capital expenditures	**$ 226.3**	$ 220.5	$ 95.3

(1) Intercompany sales consist of each segment's total intercompany sales, including intercompany sales within a segment and between segments.

(2) Investment Cast Products: Includes intersegment sales of $27.4 million, $4.4 million and $1.9 million for fiscal 2008, 2007 and 2006, respectively.

(3) Forged Products: Includes intersegment sales of $41.0 million, $7.1 million and $0.9 million for fiscal 2008, 2007 and 2006, respectively.

(4) Fastener Products: Includes intersegment sales of $2.3 million, $1.8 million and $0.6 million for fiscal 2008, 2007 and 2006, respectively.

(5) Corporate assets consist principally of cash and cash equivalents, property, plant & equipment, deferred income taxes and other assets.

Net sales to General Electric were 11.9 percent, 11.5 percent and 17.0 percent of total sales in fiscal 2008, 2007 and 2006, respectively, as follows:

Fiscal	2008	2007	2006
Investment Cast Products	**$474.7**	$372.3	$384.8
Forged Products	**305.7**	212.0	180.6
Fastener Products	**31.8**	27.5	25.5
	$812.2	$611.8	$590.9

No other customer accounted for more than 10 percent of net sales.

Our business is conducted on a global basis with manufacturing, service and sales undertaken in various locations throughout the world. Net sales are attributed to geographic areas based on the location of the assets producing the revenues. Long-lived assets consist of net property, plant and equipment and certain other tangible long-term assets of the continuing operations. Geographic information regarding our net sales and long-lived assets is as follows:

Fiscal	2008	2007	2006
United States	**$5,473.7**	$4,231.3	$2,963.0
United Kingdom	**922.4**	746.1	364.5
Other countries	**456.0**	342.0	152.2
Net sales	**$6,852.1**	$5,319.4	$3,479.7
United States	**$ 814.5**	$ 715.7	$ 576.5
United Kingdom	**166.4**	147.0	92.7
Other countries	**128.5**	114.1	75.3
Assets of discontinued operations	**10.0**	16.7	39.0
Total tangible long-lived assets	**$1,119.4**	$ 993.5	$ 783.5

21. Condensed Consolidating Financial Information

Certain of our subsidiaries guarantee our registered securities consisting of $200 million of 5.6% Senior Notes due 2013, as well as our private notes, bank credit facilities and CP. The following condensed consolidating financial information presents, in separate columns, financial information for (i) Precision Castparts Corp. (on a parent only basis) with its investment in its subsidiaries recorded under the equity method, (ii) guarantor subsidiaries that guarantee the Company's public and private notes, bank credit facilities and CP on a combined basis, with any investments in non-guarantor subsidiaries recorded under the equity method, (iii) direct and indirect non-guarantor subsidiaries on a combined basis, (iv) the eliminations necessary to arrive at the information for the Company and its subsidiaries on a consolidated basis, and (v) the Company on a consolidated basis, in each case for balance sheets as of March 30, 2008 and April 1, 2007, statements of operations and statements of cash flows for the fiscal years ended March 30, 2008, April 1, 2007, and April 2, 2006. The public and private notes, bank facility and CP are fully and unconditionally guaranteed on a joint and several basis by each guarantor subsidiary. The guarantor subsidiaries include our domestic subsidiaries within the Investment Cast Products, Forged Products and Fastener Products segments that are 100% owned, directly or indirectly, by the Company within the meaning of Rule 3-10(h)(1) of Regulation S-X. There are no contractual restrictions limiting transfers of cash from guarantor and non-guarantor subsidiaries to the Company. The condensed consolidating financial information is presented herein, rather than separate financial statements for each of the guarantor subsidiaries, because guarantors are wholly-owned and the guarantees are full and unconditional, joint and several.

The condensed consolidating statements of cash flows for the years ended April 1, 2007 and April 2, 2006 have been restated to correct the presentation of transactions that are settled, on a net basis, through our intercompany payables and receivables.

We had previously presented intercompany payables and receivables transactions between PCC (parent) and our guarantor and non-guarantor subsidiaries as operating activities. The transactions should have been presented in investing and financing activities. As any changes in the classification between operating, investing and financing are eliminated in consolidation, there is no impact on the consolidated statement of cash flows for 2007 and 2006 fiscal years.

Condensed Consolidating Statements of Operations

Year Ended March 30, 2008	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$5,415.1	$1,723.5	$(286.5)	$6,852.1
Cost of goods sold	11.1	3,901.2	1,356.5	(286.5)	4,982.3
Selling and administrative expenses	83.2	201.6	74.1	—	358.9
Other (income) expense	(1.9)	(8.1)	16.1	—	6.1
Interest (income) expense, net	(222.5)	120.3	144.5	—	42.3
Equity in earnings of subsidiaries	(838.8)	(41.3)	—	880.1	—
Income (loss) before income tax and minority interest	968.9	1,241.4	132.3	(880.1)	1,462.5
Provision for income taxes	(18.4)	432.9	80.9	—	495.4
Minority interest	—	—	(1.2)	—	(1.2)
Net income (loss) from continuing operations	987.3	808.5	50.2	(880.1)	965.9
Net income from discontinued operations	—	16.2	5.2	—	21.4
Net income (loss)	$ 987.3	$ 824.7	$ 55.4	$(880.1)	$ 987.3

Condensed Consolidating Statements of Operations

Year Ended April 1, 2007	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$4,251.8	$1,239.9	$(172.3)	$5,319.4
Cost of goods sold	7.9	3,206.7	977.9	(172.3)	4,020.2
Selling and administrative expenses	78.8	180.5	73.4	—	332.7
Other (income) expense	(2.4)	—	2.4	—	—
Interest (income) expense, net	(27.2)	101.8	(22.4)	—	52.2
Equity in earnings of subsidiaries	(649.0)	(26.6)	—	675.6	—
Income (loss) before income tax and minority interest	591.9	789.4	208.6	(675.6)	914.3
Provision for income taxes	(41.2)	298.0	46.3	—	303.1
Minority interest	—	—	(1.4)	—	(1.4)
Net income (loss) from continuing operations	633.1	491.4	160.9	(675.6)	609.8
Net (loss) income from discontinued operations	—	(2.0)	25.3	—	23.3
Net income (loss)	$ 633.1	$ 489.4	$ 186.2	$(675.6)	$ 633.1

Condensed Consolidating Statements of Operations

Year Ended April 2, 2006	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net sales	$ —	$2,851.3	$721.3	$ (92.9)	$3,479.7
Cost of goods sold	—	2,192.9	585.0	(92.9)	2,685.0
Selling and administrative expenses	48.8	142.3	49.9	—	241.0
Restructuring and impairment	—	1.5	0.8	—	2.3
Other (income) expense	(1.6)	—	1.6	—	—
Interest (income) expense, net	(7.2)	67.0	(19.2)	—	40.6
Equity in earnings of subsidiaries	(378.9)	4.0	—	374.9	—
Income (loss) before income tax and minority interest	338.9	443.6	103.2	(374.9)	510.8
Provision for income taxes	(11.7)	146.0	27.7	—	162.0
Minority interest	—	—	(1.6)	—	(1.6)
Net income (loss) from continuing operations	350.6	297.6	73.9	(374.9)	347.2
Net (loss) income from discontinued operations	—	0.1	3.3	—	3.4
Net income (loss)	$ 350.6	$ 297.7	$ 77.2	$(374.9)	$ 350.6

Condensed Consolidating Balance Sheets

March 30, 2008	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 69.6	$ 0.8	$ 150.9	$ —	$ 221.3
Receivables, net	35.1	1,159.9	564.1	(731.2)	1,027.9
Inventories	—	721.4	271.5	—	992.9
Prepaid expenses	3.1	8.3	10.6	—	22.0
Deferred income taxes	29.1	30.3	25.4	—	84.8
Discontinued operations	—	11.6	69.1	(57.3)	23.4
Total current assets	136.9	1,932.3	1,091.6	(788.5)	2,372.3
Property, plant and equipment, net	42.2	786.0	298.0	—	1,126.2
Goodwill	—	1,659.9	622.5	—	2,282.4
Deferred income taxes	55.1	—	—	(55.1)	—
Investments in subsidiaries	4,954.3	421.0	—	(5,375.3)	—
Other assets	121.5	86.6	36.5	14.1	258.7
Discontinued operations	—	—	10.5	—	10.5
	$5,310.0	$4,885.8	$2,059.1	$(6,204.8)	$6,050.1
Liabilities and Shareholders' Equity					
Current liabilities:					
Short-term borrowings	$ —	$ —	$ 0.1	$ —	$ 0.1
Long-term debt currently due	19.0	0.9	0.1	—	20.0
Accounts payable	699.3	483.8	294.8	(788.5)	689.4
Accrued liabilities	27.3	294.2	99.6	(1.1)	420.0
Income taxes payable	32.7	2.4	30.5	—	65.6
Deferred income tax	—	—	—	—	—
Discontinued operations	—	—	9.7	—	9.7
Total current liabilities	778.3	781.3	434.8	(789.6)	1,204.8
Long-term debt	327.3	7.3	0.3	—	334.9
Deferred income taxes	—	82.0	19.6	(55.1)	46.5
Pension and other postretirement benefit obligations	133.9	135.1	6.4	—	275.4
Other long-term liabilities	25.5	82.5	34.8	—	142.8
Discontinued operations	—	—	0.7	—	0.7
Shareholders' equity:					
Common stock and paid-in capital	1,155.6	2,084.4	1,201.3	(3,285.7)	1,155.6
Retained earnings	2,873.4	1,758.7	270.9	(2,029.6)	2,873.4
Accumulated other comprehensive income (loss)	16.0	(45.5)	90.3	(44.8)	16.0
Total shareholders' equity	4,045.0	3,797.6	1,562.5	(5,360.1)	4,045.0
	$5,310.0	$4,885.8	$2,059.1	$(6,204.8)	$6,050.1

Condensed Consolidating Balance Sheets

April 1, 2007	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Assets					
Current assets:					
Cash and cash equivalents	$ 18.1	$ 7.6	$ 124.7	$ —	$ 150.4
Receivables, net	35.5	682.0	572.5	(450.4)	839.6
Inventories	—	662.1	202.3	—	864.4
Prepaid expenses	4.7	6.9	10.9	—	22.5
Deferred income taxes	5.7	75.9	26.2	—	107.8
Discontinued operations	1.3	18.3	83.8	(51.2)	52.2
Total current assets	65.3	1,452.8	1,020.4	(501.6)	2,036.9
Property, plant and equipment, net	32.5	692.2	265.1	—	989.8
Goodwill	—	1,651.7	437.1	—	2,088.8
Deferred income taxes	47.7	—	10.8	(58.5)	—
Investments in subsidiaries	4,144.6	320.5	—	(4,465.1)	—
Other assets	7.4	16.1	90.8	11.6	125.9
Discontinued operations	—	3.7	13.6	—	17.3
	$4,297.5	$4,137.0	$1,837.8	$(5,013.6)	$5,258.7
Liabilities and Shareholders' Equity					
Current liabilities:					
Short-term borrowings	$ 382.9	$ —	$ 0.2	$ —	$ 383.1
Long-term debt currently due	169.4	1.1	0.2	—	170.7
Accounts payable	374.9	413.7	289.2	(501.6)	576.2
Accrued liabilities	33.6	318.0	83.4	(1.1)	433.9
Income taxes payable	47.5	—	19.2	—	66.7
Discontinued operations	—	0.3	27.3	—	27.6
Total current liabilities	1,008.3	733.1	419.5	(502.7)	1,658.2
Long-term debt	310.1	9.0	0.1	—	319.2
Deferred income taxes	—	83.9	(1.3)	(58.5)	24.1
Pension and other postretirement benefit obligations	142.9	164.2	13.4	—	320.5
Other long-term liabilities	—	83.4	11.1	—	94.5
Discontinued operations	—	1.3	4.7	—	6.0
Shareholders' equity:					
Common stock and paid-in capital	1,015.7	2,194.3	1,145.2	(3,339.5)	1,015.7
Retained earnings	1,903.2	934.0	215.5	(1,149.5)	1,903.2
Accumulated other comprehensive income (loss)	(82.7)	(66.2)	29.6	36.6	(82.7)
Total shareholders' equity	2,836.2	3,062.1	1,390.3	(4,452.4)	2,836.2
	$4,297.5	$4,137.0	$1,837.8	$(5,013.6)	$5,258.7

Condensed Consolidating Statements of Cash Flows

Year Ended March 30, 2008	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$ 134.0	$ 489.0	$ 14.5	$ 276.2	$ 913.7
Acquisitions of businesses	(113.3)	1.2	(142.1)	—	(254.2)
Capital expenditures	(13.5)	(161.3)	(51.5)	—	(226.3)
Intercompany advances	—	(385.7)	(126.3)	512.0	—
Intercompany receivables securitization	—	—	276.2	(276.2)	—
Intercompany loans	(68.3)	—	—	68.3	—
Dispositions of business and other	42.3	7.8	2.2	—	52.3
Net cash provided (used) by investing activities of discontinued operations	—	0.4	4.3	(5.8)	(1.1)
Net cash (used) provided by investing activities	(152.8)	(537.6)	(37.2)	298.3	(429.3)
Net change in long-term debt	(163.2)	(1.9)	(0.1)	—	(165.2)
Net change in short-term borrowings	(352.9)	—	(0.2)	—	(353.1)
Common stock issued	53.6	—	—	—	53.6
Cash dividends	(16.6)	—	—	—	(16.6)
Excess tax benefits on equity instruments issues under share-based payment arrangements	43.2	—	—	—	43.2
Intercompany advances	506.2	—	—	(506.2)	—
Intercompany loans	—	43.7	25.5	(69.2)	—
Net cash (used) provided by investing activities of discontinued operations	—	—	(0.9)	0.9	—
Net cash provided (used) by financing activities	70.3	41.8	24.3	(574.5)	(438.1)
Effect of exchange rate changes on cash and cash equivalents	—	—	24.6	—	24.6
Net increase (decrease) in cash and cash equivalents	51.5	(6.8)	26.2	—	70.9
Cash and cash equivalents at beginning of year	18.1	7.6	124.7	—	150.4
Cash and cash equivalents at end of year	$ 69.6	$ 0.8	$ 150.9	$ —	$ 221.3

Condensed Consolidating Statements of Cash Flows

Year Ended April 1, 2007	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided (used) by operating activities	$ 106.4	$ 760.0	$ 45.8	$ (46.7)	$ 865.5
Acquisitions of businesses	(641.6)	(287.0)	9.4	—	(919.2)
Capital expenditures	(29.6)	(155.6)	(35.3)	—	(220.5)
Intercompany advances	—	(332.8)	144.0	188.8	—
Intercompany receivables securitization	—	—	(46.7)	46.7	—
Intercompany loans	21.7	—	—	(21.7)	—
Dispositions of business and other	37.4	28.8	5.5	—	71.7
Net cash (used) provided by investing activities of discontinued operations	—	(4.0)	(0.7)	2.1	(2.6)
Net cash (used) provided by investing activities	(612.1)	(750.6)	76.2	215.9	(1,070.6)
Net change in long-term debt	(125.4)	(1.8)	0.1	—	(127.1)
Net change in short-term borrowings	382.9	—	(47.5)	—	335.4
Common stock issued	49.3	—	—	—	49.3
Cash dividends	(16.3)	—	—	—	(16.3)
Excess tax benefits on equity instruments issues under share-based payment arrangements	28.9	—	—	—	28.9
Intercompany advances	190.9	—	—	(190.9)	—
Intercompany loans	—	—	(13.2)	13.2	—
Other	2.9	—	(1.8)	—	1.1
Net cash (used) provided by investing activities of discontinued operations	—	—	(5.8)	8.5	2.7
Net cash provided (used) provided by financing activities	513.2	(1.8)	(68.2)	(169.2)	274.0
Effect of exchange rate changes on cash and cash equivalents	—	—	21.6	—	21.6
Net increase in cash and cash equivalents	7.5	7.6	75.4	—	90.5
Cash and cash equivalents at beginning of year	10.6	—	49.3	—	59.9
Cash and cash equivalents at end of year	$ 18.1	$ 7.6	$124.7	$ —	$ 150.4

Condensed Consolidating Statements of Cash Flows

Year Ended April 2, 2006	Precision Castparts Corp.	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Total
Net cash provided (used) by operating activities	$ 94.9	$ 206.6	$(38.3)	$ (32.4)	$ 230.8
Acquisitions of businesses	(105.2)	—	(10.3)	—	(115.5)
Capital expenditures	(6.2)	(60.6)	(28.5)	—	(95.3)
Intercompany advances	—	3.6	29.8	(33.4)	—
Intercompany receivables securitization	—	—	(30.4)	30.4	—
Intercompany loans	(31.8)	—	—	31.8	—
Dispositions of business and other	26.1	6.5	(1.9)	—	30.7
Net cash (used) provided by investing activities of discontinued operations	—	(157.4)	(4.9)	158.2	(4.1)
Net cash (used) provided by investing activities	(117.1)	(207.9)	(46.2)	187.0	(184.2)
Net change in long-term debt	(211.0)	(1.2)	(0.2)	—	(212.4)
Net change in short-term borrowings	—	—	47.5	—	47.5
Common stock issued	47.9	—	—	—	47.9
Cash dividends	(11.9)	—	(2.0)	2.0	(11.9)
Intercompany advances	124.8	—	—	(124.8)	—
Intercompany loans	—	—	27.9	(27.9)	—
Other	(1.4)	—	—	—	(1.4)
Net cash provided (used) by financing activities of discontinued operations	—	—	2.4	(3.9)	(1.5)
Net cash (used) provided by financing activities	(51.6)	(1.2)	75.6	(154.6)	(131.8)
Effect of exchange rate changes on cash and cash equivalents	—	—	(8.8)	—	(8.8)
Net decrease in cash and cash equivalents	(73.8)	(2.5)	(17.7)	—	(94.0)
Cash and cash equivalents at beginning of year	84.4	2.5	67.0	—	153.9
Cash and cash equivalents at end of year	$ 10.6	$ —	$ 49.3	$ —	$ 59.9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Precision Castparts Corp.
Portland, Oregon

We have audited the accompanying consolidated balance sheets of Precision Castparts Corp. and subsidiaries (the "Company") as of March 30, 2008 and April 1, 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. Our audits also included the financial statement schedules for the years ended March 30, 2008 and April 1, 2007, listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. The consolidated financial statements of the Company for the year ended April 2, 2006, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 4 to the consolidated financial statements and for a change in the composition of reportable segments discussed in Note 20 to the consolidated financial statements, were audited by other auditors whose report, dated June 14, 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2008 and 2007 consolidated financial statements present fairly, in all material respects, the financial position of Precision Castparts Corp. and subsidiaries as of March 30, 2008 and April 1, 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, on April 1, 2007, the Company changed its method of accounting for defined benefit and other postretirement plans upon the adoption of Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.

We have also audited the retrospective adjustments to the 2006 consolidated financial statements for the operations discontinued in 2008 and 2007 as discussed in Note 4 to the consolidated financial statements and the retrospective adjustments to the disclosures for changes in the composition of reportable segments in 2008 and 2007, as discussed in Note 20 to the consolidated financial statements. Our procedures with respect to the discontinued operations included (1) obtaining the Company's underlying accounting analysis prepared by management of the retrospective adjustments for discontinued operations and comparing the retrospectively adjusted amounts per the fiscal 2006 financial statements to such analysis, (2) comparing previously reported amounts to the previously issued financial statements for such year, (3) testing the mathematical accuracy of the accounting analysis, and (4) on a test basis, comparing the adjustments to retrospectively adjust the financial statements for discontinued operations to the Company's supporting documentation. Our procedures with respect to the changes in segments included (1) comparing the adjustment amounts of segment revenues, operating income, and assets to the Company's underlying analysis and (2) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such retrospective adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2006 consolidated financial statements of the Company other than with respect to the retrospective adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2006 consolidated financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 29, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Portland, Oregon
May 29, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Precision Castparts Corp.:
Portland, Oregon

In our opinion, the consolidated statements of operations, shareholders' equity and cash flows for the year ended April 2, 2006, before the effects of the adjustments to retrospectively reflect the discontinued operations and the change in the composition of reportable segments described in Notes 4 and 20, present fairly, in all material respects, the results of operations and cash flows of Precision Castparts Corp. and its subsidiaries for the year ended April 2, 2006, in conformity with accounting principles generally accepted in the United States of America (the 2006 financial statements before the effects of the adjustments discussed in Notes 4 and 20 are not presented herein). In addition, in our opinion, the financial statement schedule, before the effects of the adjustments described above, for the year ended April 2, 2006 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit, before the effects of the adjustments described above, of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the discontinued operations and the change in the composition of reportable segments described in Notes 4 and 20 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

/s/ PRICEWATERHOUSECOOPERS LLP
PricewaterhouseCoopers LLP
Portland, Oregon
June 14, 2006

Quarterly Financial Information [1]

(Unaudited)
(In millions, except per share data)

2008	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter [2]
Net sales	$1,650.3	$1,718.7	$1,692.1	$1,791.0
Gross profit	$ 442.7	$ 464.6	$ 463.9	$ 498.6
Net income:				
Continuing operations	$ 224.1	$ 233.8	$ 242.4	$ 265.6
Discontinued operations	2.3	1.6	4.1	13.4
	$ 226.4	$ 235.4	$ 246.5	$ 279.0
Net income per share-basic:				
Continuing operations	$ 1.63	$ 1.70	$ 1.75	$ 1.91
Discontinued operations	0.02	0.01	0.03	0.10
	$ 1.65	$ 1.71	$ 1.78	$ 2.01
Net income per share-diluted:				
Continuing operations	$ 1.61	$ 1.67	$ 1.73	$ 1.89
Discontinued operations	0.01	0.01	0.03	0.10
	$ 1.62	$ 1.68	$ 1.76	$ 1.99
Cash dividends per share	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Common stock prices:				
High	$ 121.36	$ 149.09	$ 153.72	$ 142.57
Low	$ 101.02	$ 119.10	$ 133.01	$ 95.83
End	$ 121.36	$ 147.98	$ 138.54	$ 101.35

2007	1st Quarter	2nd Quarter	3rd Quarter [3]	4th Quarter [4]
Net sales	$ 1,103.2	$ 1,308.2	$ 1,371.7	$ 1,536.3
Gross profit	$ 260.2	$ 315.4	$ 330.8	$ 392.8
Net income:				
Continuing operations	$ 113.5	$ 140.7	$ 156.8	$ 198.8
Discontinued operations	1.6	14.1	1.9	5.7
	$ 115.1	$ 154.8	$ 158.7	$ 204.5
Net income per share-basic:				
Continuing operations	$ 0.84	$ 1.04	$ 1.15	$ 1.45
Discontinued operations	0.01	0.10	0.02	0.04
	$ 0.85	$ 1.14	$ 1.17	$ 1.49
Net income per share-diluted:				
Continuing operations	$ 0.83	$ 1.02	$ 1.14	$ 1.43
Discontinued operations	0.01	0.11	0.01	0.04
	$ 0.84	$ 1.13	$ 1.15	$ 1.47
Cash dividends per share	$ 0.03	$ 0.03	$ 0.03	$ 0.03
Common stock prices:				
High	$ 67.25	$ 63.16	$ 79.71	$ 104.80
Low	$ 50.26	$ 53.34	$ 62.28	$ 80.50
End	$ 59.76	$ 63.16	$ 78.28	$ 104.05

(1) Historical amounts have been restated to present certain businesses as discontinued operations.

(2) The fourth quarter of fiscal 2008 includes a $6.1 million charge for costs associated with restructuring activities within the Investment Cast Products segment.

(3) The third quarter of fiscal 2007 includes a tax benefit of $4.9 million associated with tax refund claims and changes in tax reserves resulting from completed and ongoing tax audits.

(4) The fourth quarter of fiscal 2007 includes a tax benefit of $6.2 million associated with tax refund claims and changes in tax reserves resulting from completed and ongoing tax audits.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Controls and Procedures

We maintain disclosure controls and procedures that are designed with the objective of providing reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management is required to apply their judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of March 30, 2008.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Chief Executive Officer and Chief Financial Officer Certifications

The certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act have been filed as Exhibits 31.1 and 31.2 to this report. Additionally, in August 2007, the Company's Chief Executive Officer filed with the New York Stock Exchange ("NYSE") an annual certification of compliance with NYSE listing standards without qualification.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as this term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment using that criteria, our management concluded that, as of March 30, 2008, the Company's internal control over financial reporting was effective.

During fiscal 2008, we acquired McWilliams Forge Company, Inc. ("McWilliams") and Caledonian Alloys Group Limited ("Caledonian") on April 3, 2007 and July 5, 2007, respectively, in purchase business combinations. We have excluded McWilliams and Caledonian from our assessment of internal control over financial reporting as of March 30, 2008 as it was determined that we could not complete an assessment of the internal control over financial reporting of the acquired businesses in the period between the acquisition dates and the date of management's assessment. Total assets and revenues of these two acquisitions represent approximately 6.4% and 2.2%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended March 30, 2008.

Our internal control over financial reporting as of March 30, 2008, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Precision Castparts Corp.
Portland, Oregon

We have audited the internal control over financial reporting of Precision Castparts Corp. and subsidiaries (the "Company") as of March 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at McWilliams Forge Company, Inc. ("McWilliams") and Caledonian Alloys Group Limited ("Caledonian"), which were acquired on April 3, 2007, and July 5, 2007, respectively, and whose financial statements constitute 6.4% of total assets and 2.2% of revenues of the consolidated financial statement amounts as of and for the year ended March 30, 2008. Accordingly, our audit did not include the internal control over financial reporting at McWilliams or Caledonian. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 30, 2008 of the Company and our report dated May 29, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

Portland, Oregon
May 29, 2008

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with respect to Directors of the Company is incorporated herein by reference to "Proposal 1: Election of Directors" continuing through "Board of Directors and Committee Meetings" and to "Audit Committee" and "Report of the Audit Committee" in our Proxy Statement to be filed for the 2008 Annual Meeting of Shareholders of the Registrant. The information required by this item with respect to our executive officers follows Part I, Item 4(a) of this document.

Information with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement to be filed for the 2008 Annual Meeting of Shareholders of the Registrant.

The Company has adopted a code of ethics that applies to the Registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company has posted this Code of Conduct on the PCC Corporate Center at www.precast.com/PCC/Governance.html. A copy may also be received free of charge by calling Investor Relations at (503) 417-4850 or sending an email to info@precastcorp.com.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to Executive Compensation is incorporated herein by reference to "Compensation of Executive Officers," "Compensation Discussion and Analysis" and "Director Compensation" in the Proxy Statement to be filed for the 2008 Annual Meeting of Shareholders of the Registrant.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters is incorporated herein by reference to "Security Ownership of Certain Beneficial Owners," "Security Ownership of Directors and Executive Officers" and "Equity Compensation Plan Information" in the Proxy Statement to be filed for the 2008 Annual Meeting of Shareholders of the Registrant.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to Principal Accountant Fees and Services is incorporated herein by reference to "Principal Accounting Firm Fees" in the Proxy Statement to be filed for the 2008 Annual Meeting of Shareholders of the Registrant.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a)(1) Financial Statements

The following consolidated financial statements of Precision Castparts Corp. are included in "Item 8. Financial Statements and Supplementary Data."

Consolidated Statements of Operations
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Shareholders' Equity
Notes to Financial Statements
Report of Independent Registered Public Accounting Firm

(a)(2) Financial Statement Schedule

The following schedule is filed as part of this report:

Schedule II-Valuation and Qualifying Accounts

(a)(3) Exhibits

3.1 Restated Articles of Incorporation of Precision Castparts Corp., as amended. (Incorporated herein by reference to Exhibit 3(A) to the Form 10-K filed June 11, 2002.)

3.2 Articles of Amendment to Restated Articles of Incorporation of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3(i) to the Form 10-Q filed November 8, 2006.)

3.3 Bylaws of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3.2 to the Form 8-K filed November 19, 2007.)

4.1 Indenture dated December 17, 1997 between J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago) as Trustee and PCC (Incorporated herein by reference to Exhibit (4)A to the Form 10-K filed June 26, 1998.)

4.2 First Supplemental Indenture dated as of June 30, 2001 between J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago) as Trustee and PCC (Incorporated herein by reference to Exhibit 4.6 to the Form S-4 filed September 23, 2003.)

4.3 PCC Guarantee of Subsidiaries dated July 1, 2001 (Incorporated herein by reference to Exhibit (4)E to the Form 10-K filed June 11, 2002.)

4.4 Second Supplemental Indenture dated as of December 9, 2003 among J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago), as Trustee, PCC and the guarantors named therein (Incorporated herein by reference to Exhibit 4.2 to the Form 10-Q filed February 11, 2004.)

4.5 Third Supplemental Indenture dated as of December 9, 2003 among J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A., which was the successor to The First National Bank of Chicago), as Trustee, PCC and the guarantors named therein (Incorporated herein by reference to Exhibit 4.3 to the Form 10-Q filed February 11, 2004.)

4.6 Tri-Party Agreement dated as of August 18, 2005 by and among PCC, J.P. Morgan Trust Company, National Association, as resigning trustee, and U.S. Bank National Association, as successor trustee (Incorporated herein by reference to Exhibit 4.8 to the Form 10-K filed June 14, 2006.)

4.7 Form of 5.60% Senior Note due 2013 (Incorporated herein by reference to Exhibit A to Exhibit 4.2 to the Form 10-Q filed February 11, 2004.)

4.8 Form of Notation of Guarantee (Incorporated herein by reference to Exhibit E to Exhibit 4.2 to the Form 10-Q filed February 11, 2004.)

4.9 Amended and Restated Note Purchase Agreement dated as of December 9, 2003 among PCC and the Holders named therein (Incorporated herein by reference to Exhibit 4.7 to the Form 10-Q filed February 11, 2004.)

4.10 Form of Rights Agreement, dated as of December 3, 1998, between Precision Castparts Corp. and the Bank of New York (Incorporated herein by reference to Exhibit 4.1 to the Form 8-K filed December 4, 1998.)

10.1 Amended and Restated Credit Agreement dated as of October 14, 2005 among Precision Castparts Corp., Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, and the Other Financial Institutions Party thereto (Incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed October 19, 2005.)

10.2 Guaranty Agreement dated as of December 9, 2003 among the Bank of America, N.A. and the subsidiaries of Precision Castparts Corp. named therein (Incorporated herein by reference to Exhibit 10.4 to the Form 10-Q filed February 11, 2004.)

10.3 Amendment No. 1 to Guaranty Agreement, dated as of October 14, 2005, among the Bank of America, N.A. and the subsidiaries of Precision Castparts Corp. named therein (Incorporated herein by reference to Exhibit 10.13 to the Form 10-K filed June 14, 2006.)

10.4	Amendment No. 4 to Amended and Restated Credit Agreement and Amendment No. 2 to Guaranty Agreement dated as of May 16, 2007 (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed May 21, 2007.)
10.5	Non-Employee Directors' Stock Option Plan (Incorporated herein by reference to Exhibit (10)B to the Form 10-Q filed August 8, 1997.) *
10.6	1994 Stock Incentive Plan, as amended (Incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed November 19, 2007.) *
10.7	1999 Non-Qualified Stock Option Plan, as amended (Incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed November 19, 2007.) *
10.8	2001 Stock Incentive Plan, as amended (Incorporated herein by reference to Exhibit 10.14 to the Form 10-K filed June 14, 2004.) *
10.9	2008 Employee Stock Purchase Plan *
10.10	Non-Employee Directors Deferred Stock Units Program (Incorporated herein by reference to Exhibit 10.16 to the Form 10-K filed June 14, 2004.) *
10.11	Form of Nonstatutory Stock Option Agreement for SERP Level One and Level Two Participants (Incorporated herein by reference to Exhibit 10.2 to the Form 10-Q filed February 9, 2007.) *
10.12	Form of Nonstatutory Stock Option Agreement for William D. Larsson (2007 grant) (Incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed November 19, 2007.) *
10.13	Form of Deferred Stock Units Award Agreement (Incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed February 9, 2007.) *
10.14	Executive Performance Incentive Plan (Incorporated herein by reference to Exhibit A to the Company's July 3, 2007 Proxy Statement.) *
10.15	Executive Deferred Compensation Plan, 2005 Restatement as amended through Amendment No. 1 *
10.16	Nonemployee Directors' Deferred Compensation Plan, 2005 Restatement as amended through Amendment No. 1 *
10.17	Frozen Supplemental Executive Retirement Program, December 31, 2004 Restatement (Incorporated herein by reference to Exhibit 10.2 to the Form 8-K filed December 19, 2006.) *
10.18	Supplemental Executive Retirement Program—Level One Plan—Ongoing (Incorporated herein by reference to Exhibit 10.3 to the Form 8-K filed December 19, 2006.) *
10.19	Supplemental Executive Retirement Program—Level Two Plan—Ongoing (Incorporated herein by reference to Exhibit 10.4 to the Form 8-K filed December 19, 2006.) *
10.20	Form of Change of Control Agreement for Executives of Precision Castparts Corp. (Incorporated herein by reference to Exhibit (10)H to the Form 10-K filed June 12, 2001). *
10.21	Form of Indemnity Agreement for Executives of Precision Castparts Corp. (Incorporated herein by reference to Exhibit (10)M to the Form 10-K filed June 12, 2001.) *
10.22	Roger Cooke agreement, dated as of March 13, 2000 (Incorporated herein by reference to Exhibit 10.28 to the Form 10-K filed May 31, 2007) *
10.23	Time Sharing Agreement, dated October 23, 2007, between Precision Castparts Corp. and Mark Donegan (Incorporated herein by reference to Exhibit 10.1 to the Form 10-Q filed November 9, 2007.) *
11	Calculation of Earnings Per Share for the Year Ended April 1, 2007 **
16.1	Letter from PricewaterhouseCoopers LLP (Incorporated herein by reference to Exhibit 16.1 in the Form 8-K filed June 21, 2006) (File number 1-10348)
21	Subsidiaries of Precision Castparts Corp.
23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP

23.2 Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP

31.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

* *Management contract or compensatory plan or arrangement.*

** *Information required to be presented in Exhibit 11 is included in the "Earnings per Share" note in "Item 8. Financial Statement and Supplementary Data."*

(b) See a(3) above.

(c) See a(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION CASTPARTS CORP.

By: /s/ MARK DONEGAN

Mark Donegan
Chairman and Chief Executive Officer

Dated: May 29, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
As officers or directors of PRECISION CASTPARTS CORP.		
/s/ MARK DONEGAN **Mark Donegan**	Chairman and Chief Executive Officer	May 29, 2008
/s/ WILLIAM D. LARSSON **William D. Larsson**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 29, 2008
/s/ PETER R. BRIDENBAUGH **Peter R. Bridenbaugh**	Director	May 29, 2008
/s/ DEAN T. DUCRAY **Dean T. DuCray**	Director	May 29, 2008
/s/ DON R. GRABER **Don R. Graber**	Director	May 29, 2008
/s/ LESTER L. LYLES **Lester L. Lyles**	Director	May 29, 2008
/s/ DANIEL J. MURPHY **Daniel J. Murphy**	Director	May 29, 2008
/s/ VERNON E. OECHSLE **Vernon E. Oechsle**	Director	May 29, 2008
/s/ STEVEN G. ROTHMEIER **Steven G. Rothmeier**	Director	May 29, 2008
/s/ ULRICH SCHMIDT **Ulrich Schmidt**	Director	May 29, 2008

SCHEDULE II

Precision Castparts Corp. and Subsidiaries
Valuation and Qualifying Accounts

For the years ended
(000's Omitted)

Column A	Column B	Column C		Column D	Column E
		Additions			
Classification	Balance at Beginning of Period	Charged to Costs and Expenses	Business Acquisitions	Deductions	Balance at End of Period
Deducted from assets to which they apply:					
Reserve for doubtful accounts:					
April 2, 2006	$ 4,900	$ 3,800	$ 100	$2,700 (1)	$ 6,100
April 1, 2007	$ 6,100	$ 1,000	$ 2,600	$2,300 (1)	$ 7,400
March 30, 2008	$ 7,400	$ (800)	$ 100	$1,500 (1)	$ 5,200
Deferred tax asset valuation allowance:					
April 2, 2006	$ 8,500	$ 400 (2)	$ —	$ 600	$ 8,300
April 1, 2007	$ 8,300	$(4,200) (2)	$11,600	$ —	$15,700
March 30, 2008	$15,700	$(3,600) (2)	$21,500	$ —	$33,600

(1) Write off of bad debts and foreign currency translation.

(2) Establishment of valuation allowances for capital loss carry-forwards or operating loss carry-forwards and benefits from reversal of valuation reserves and impact of tax rate changes on existing valuation reserves.

Annual Meeting
Date: Tuesday, August 12, 2008
Time: 1:00 pm (PDT)
Location: Aquariva Restaurant
Bella Vista Room
0470 SW Hamilton Court
Portland, OR 97239

Financial Information
Shareholders may receive copies of the Company's financial information (10-K, 10-Q, proxy) filed with the Securities and Exchange Commission, as well as quarterly earnings releases, free of charge by calling Investor Relations at (503) 417-4850 or sending an email to info@precastcorp.com. This information may also be downloaded from the PCC Corporate Center at www.precast.com.

Common Stock
Precision Castparts Corp. common stock is listed on the New York Stock Exchange under the symbol PCP. It is also traded on the Chicago Stock Exchange, the Pacific Stock Exchange, and the Philadelphia Stock Exchange.

Corporate Headquarters
Precision Castparts Corp.
4650 SW Macadam Avenue, Ste 400
Portland, OR 97239-4254
(503) 417-4800

Investor Relations
Dwight E. Weber
Director of Communications

Transfer Agent
The Bank of New York
1 (800) 524-4458
Address shareholder inquiries to:
Shareholder Relations
P.O. Box 11258
Church Street Station
New York, NY 10286
Email: shareowners@bankofny.com

Independent Auditors
Deloitte & Touche LLP

Outside Counsel
Stoel Rives LLP

Home Page Address
www.precast.com

Affirmative Action Statement
Precision Castparts Corp. is an equal opportunity affirmative action employer committed to recruit, hire, upgrade, train, and promote in all job categories without regard to race, color, religion, sex, sexual orientation, national origin, age, disability, or status as a disabled veteran or a veteran of the Vietnam Era.